SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street

Braamfontein

Johannesburg 2001

REPUBLIC OF SOUTH AFRICA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTE

This Form 6-K/A is being furnished to reflect subsequent delevopments in respect of the information in the Form 6-K previously furnished on June 20, 2012 (the “Original Form 6-K”). This Form 6-K/A amends and restates the Original Form 6-K in its entirety. The subsequent developments specifically relate to an increase in the amount of proceeds from the issuance of certain debt securities in connection with the Refinancing from US$300 million to US$700 million and a corresponding increase in the amount of 2014 Notes to be refinanced with such proceeds.

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

USE OF TERMS AND CONVENTIONS

Unless otherwise specified or the context requires otherwise in this document:

•                  References to “Sappi”, “Sappi Group”, “Sappi group”, “Group”, “we”, “us” and “our” are to Sappi Limited together with its subsidiaries including, unless otherwise indicated, the Acquired Business (as defined below);

•                  References to the “Acquired Business” and the “Acquisition” are to the coated graphic paper business and certain related uncoated graphic paper business activities of M-real Corporation and their acquisition by us on December 31, 2008;

•                  References to the “Refinancing” are to the issuance of certain debt securities and the use of proceeds therefrom together with cash on hand to refinance US$700 million equivalent in aggregate principal amount of our 2014 Notes;

i

•                  References to the “2009 Refinancing” are to the refinancing that we implemented in August 2009 which was comprised of the following transactions: (a) the issuance of the 2014 Notes; (b) the refinancing of a bank syndicated loan of €400 million which was replaced by a €400 million OeKB Term Loan Facility (which has since been repaid in full); and (c) the refinancing of a €600 million revolving credit facility which was replaced by a € 209 million revolving credit facility;

•                  References to the “2011 Refinancing” are to the refinancing that we implemented in April 2011 which was comprised of the following transactions: (a) the issuance of the 2018 and 2021 Notes, (b) the redemption of the remaining US$350 million 2012 Notes, (c) the repayment of €200 million of the outstanding borrowings under our OeKB Term Loan Facility and (d) the increase of our revolving credit facility from €209 million to €350 million and extension of maturity from 2012 to 2016;

•                  References to the “2012 Notes” are to our US$500 million 6.75% unsecured guaranteed notes due 2012, the remaining amount of which were redeemed in connection with the 2011 Refinancing;

•                  References to the “2014 Dollar Notes” are to our US$300 million 12.00% senior secured notes due 2014, issued in connection with the 2009 Refinancing;

•                  References to the “2014 Euro Notes” are to our €350 million 11.75% senior secured notes due 2014, issued in connection with the 2009 Refinancing;

•                  References to the “2014 Notes” are to the 2014 Dollar Notes and the 2014 Euro Notes;

•                  References to the “2018 Notes” are to our €250 million 6.625% senior secured notes due 2018, issued in connection with the 2011 Refinancing;

•                  References to the “2021 Notes” are to our US$350 million 6.625% senior secured notes due 2021, issued in connection with the 2011 Refinancing;

•                  References to the “2032 Notes” are to our US$250 million 7.50% unsecured guaranteed notes due 2032;

•                  References to the “Revolving Credit Facility”, “Bank Austria Facility” and “Intercreditor Agreement” are to the facilities and agreements described in the section entitled “Description of Other Financing Arrangements” included elsewhere herein;

•                  References to the “OeKB Term Loan Facility” are to the €400 million term loan facility entered into in connection with the 2009 Refinancing, for which the remaining outstanding amount was repaid in fiscal 2011;

•                  References to “BEE” are to Broad-Based Black Economic Empowerment, or Black Economic Empowerment, which arises as a result of the following South African legislation: the Employment Equity Act (No. 55 of 1998); the Skills Development Act (No. 97 of 1998); the Preferential Procurement Policy Framework Act (No. 5 of 2000); and the Broad Based Black Economic Empowerment Act (No. 53 of 2003);

•                  References to “IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), when used in relation to the Group financial statements of Sappi Limited, or to the International Financial Reporting Standards, as issued by the IASB and as adopted by the European Union, when used in relation to the consolidated financial statements of Sappi Papier Holding GmbH;

•                  References to “southern Africa” are to the Republic of South Africa, the Kingdom of Swaziland, the Kingdom of Lesotho, the Republic of Namibia and the Republic of Botswana;

•                  References to “North America” are to the United States, Canada and the Caribbean;

•                  References to “Latin America” are to the countries located on the continent of South America and Mexico;

•                  References to “Rand”, “ZAR” and “R” are to South African Rand, the currency of South Africa, and references to “SA cents” are to South African cents;

•                  References to “US dollar(s)”, “dollar(s)”, “US$”, “$” and “US cents” are to United States dollars and cents, the currency of the United States;

•                  References to “euro”, “EUR” and “€” are to the currency of those countries in the European Union that form part of the common currency of the euro;

•                  References to “UK pounds sterling”, “GBP” and “£” are to United Kingdom pounds sterling, the currency of the United Kingdom;

•                  References to “m2” are to square meters and references to “hectares” or “ha” are to a land area of 10,000 square meters or approximately 2.47 acres;

•                  References to “tons” are to metric tons (approximately 2,204.6 pounds or 1.1 short tons);

•                  References to “market share” are based upon sales volumes in a specified geographic region during the fiscal year ended October 2, 2011;

•                  References to “NBSK” are to northern bleached softwood kraft pulp frequently used as a pricing benchmark for pulp;

•                  References to “groundwood” or to “mechanical” are to pulp manufactured using a mechanical process, or where applicable to paper, made using a high proportion of such pulp;

•                  References to “woodfree paper” are to paper made from chemical pulp, which is pulp made from wood fiber that has been produced in a chemical process; and

•                  References to “PM” are to individual paper machines.

Except as otherwise indicated, in this document the amounts of “capacity” or “production capacity” of our facilities or machines are based upon our best estimates of production capacity at the date of this document. Actual production by machines may differ from production capacity as a result of products produced, variations in product mix and other factors.

Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflects our best estimates. We have based these estimates upon information obtained from our customers, trade and business organizations and associations and other contacts in our industries.

Except as otherwise indicated in this document any reference to capacity, production capacity, market share information and data of a similar nature include the impact of the Acquired Business, which was acquired on December 31, 2008.

Unless otherwise provided in this document, trademarks identified by ® are registered trademarks of Sappi Limited or our subsidiaries.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, statements contained in this document may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

•                  the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

•                  the impact on our business of the global economic downturn;

•                  unanticipated production disruptions (including as a result of planned or unexpected power outages);

•                  changes in environmental, tax and other laws and regulations;

•                  adverse changes in the markets for our products;

•                  the emergence of new technologies and changes in consumer trends including increased preferences for digital media;

•                  consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

•                  adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

•                  the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies; and

•                  currency fluctuations.

These factors are fully discussed elsewhere herein. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this document and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

With regard to Sappi, unless otherwise specified, all references in this document to a “fiscal year” and “year ended” of Sappi Limited refer to a twelve-month financial period. All references in this document to fiscal 2011, fiscal 2010 or fiscal 2009, or the years ended September 2011, 2010 or 2009 refer to Sappi Limited’s twelve-month financial periods ended on October 2, 2011, September 26, 2010 and September 27, 2009, respectively. References to the six months ended March 2012 and 2011 refer to the periods from October 3, 2011 to April 1, 2012 and September 27, 2010 to April 3, 2011, respectively. References to March 2012 and March 2011 represent amounts as at, respectively, April 1, 2012 and April 3, 2011.

Certain numerical figures set out in this document, including financial data presented in millions or thousands, have been subject to rounding adjustments and, as a result, the totals of the data in this document may vary slightly from the actual arithmetic totals of such information.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

We publish our Group annual financial statements and present all financial data in this document in US dollars on a nominal (non-inflation adjusted) basis. The following table sets forth the average and closing exchange rates for the Rand and euro against the US dollar used in the preparation of our financial statements:

	Average rates					Closing rates
Exchange rates	March 2012	March 2011	2011	2010	2009	March 2012	March 2011	2011	2010	2009
ZAR to one US$	7.9237	6.9476	6.9578	7.4917	9.0135	7.6725	6.6978	8.0963	7.0190	7.4112
EUR to one US$	0.7519	0.7329	0.7170	0.7322	0.7322	0.7494	0.7027	0.7470	0.7412	0.6809
US$ to one EUR	1.3299	1.3645	1.3947	1.3658	1.3657	1.3344	1.4231	1.3386	1.3491	1.4688

The Bloomberg Composite Rate of the Rand against the US dollar on June 19, 2012 was US$1.00 = ZAR8.20. The Bloomberg Composite Rate of the US dollar against the euro on June 19, 2012 was €1.00 = US$1.27. The Bloomberg Composite Rate is a “best market” calculation. At any point in time, the bid rate is equal to the highest bid rate of all contributing bank indications. The ask rate is set to the lowest ask rate offered by these banks. The Bloomberg Composite Rate is a mid-value rate between the applied highest bid rate and the lowest ask rate.

For further information regarding the conversion to US dollars, see note 2 to our Group annual financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Impacting on Group Results—Currency Fluctuations”.

v

RISK FACTORS

Risks Related to Our Industry

We operate in a cyclical industry, which has in the past resulted in substantial fluctuations in our results.

The markets for our pulp and paper products are commodity markets to a significant extent and are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply and demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices.

In addition, recent turmoil in the capital and credit markets, coupled with the uncertainty created by the European sovereign debt crises, has led to the decreased availability of credit, which is having an adverse effect on the world economy and consequently has already affected, and may continue to adversely affect the markets for our products through either a decrease in demand and/or a decrease in achievable selling prices. The timing and magnitude of demand and price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs. Other input cost increases including (but not limited to) energy and chemicals may affect our operations if we are unable to raise paper prices sufficiently.

The majority of our woodfree paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed with 30 to 90 days’ advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2011.

Most of our chemical cellulose sales contracts are multi-year contracts. However, the pricing is generally based on a formula linked to the NBSK price and reset on a quarterly basis.

As a result of the short-term duration of paper and chemical cellulose pricing arrangements, we are subject to cyclical decreases in market prices for these products. A downturn in paper or chemical cellulose prices could have a material adverse effect on our business, results of operations and financial condition.

The markets for pulp and paper products are highly competitive, and some of our competitors have advantages that may adversely affect our ability to compete with them.

We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that produce pulp and paper products at lower cost than our mills, or are government subsidized. Some of our competitors have advantages over us, including lower raw material, energy and labor costs and fewer environmental and governmental regulations to comply with. As a result, we cannot assure you that each of our mills will remain competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including a decrease in import duties in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result from our inability to increase the selling prices of our products sufficiently or in time to offset the effects of increased costs which could lead to a loss in market share and aggressive pricing by competitors may force us to decrease prices in an attempt to maintain market share.

Global economic conditions could adversely affect our business, results of operations and financial condition.

During the latter half of fiscal 2008 and during fiscal 2009, demand for our paper products declined and pulp prices and demand decreased due to the effects of a global economic recession. This recession was due to the subprime mortgage crisis, which originated in the US, and led to slower economic activity, inflation and deflation concerns, reduced corporate profits, reduced or canceled capital spending, adverse business conditions and liquidity concerns resulting in significant recessionary pressures, increased unemployment and lower business and consumer confidence. These trends negatively impacted our results of operations during fiscal 2009. Despite the aggressive measures taken by governments and central banks thus far, the economic recovery has been extremely slow. Certain countries have fallen back into recession and a significant risk remains that the measures taken may not prevent the global economy from falling back into recession or even a depression. In addition, the current turmoil in the sovereign debt markets as a result of the European debt crisis has resulted in market uncertainty generally and in worsening economic conditions particularly in Europe.

Even though our operational results improved during fiscal 2010 and continued to improve during fiscal 2011 and the six months ended March 2012, we are still negatively impacted by the slow recovery of the world economies, and the results our European business have been adversely affected by the worsening economic conditions in Europe in the last two quarters of fiscal 2011 and the first two quarters of 2012. Furthermore, we are unable to predict the timing or rate of any recovery. Finally, we cannot predict the timing or duration of any other downturn in the economy that may occur in the future.

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in us paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The insurance market remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles and unavailability of coverage due to reasons totally unconnected with our business. In addition, recent turmoil and volatility in the global financial markets may adversely affect the insurance market. This may result in some of the insurers in our insurance portfolio failing and being unable to pay their share of claims.

We have successfully negotiated the renewal of our 2012 asset and business interruption insurance cover at more favorable rates to those of 2011. Maximum self-insured retention for any one property damage occurrence is EUR 20.5 million, with an annual aggregate of EUR 33 million. We are unable to predict whether past or future events will result in more or less favorable terms for 2013. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value.

From fiscal 2011, our property damage insurance policy is euro denominated as most of our assets are based in euro denominated jurisdictions.

We place the insurance for our plantations on a stand-alone basis into international insurance markets. While the impact of fires on our plantations in fiscal 2011 and the six months ended March 2012 was substantially less than that in fiscal years 2007 through 2010, we are unable to assure you that this will remain so for the foreseeable future.

While we believe our insurance policies provide adequate coverage for reasonably foreseeable losses, we continue working to improve risk management to lower the risk of incurring losses from uncontrolled incidents. We are unable to assure you that actual losses will not exceed our insurance coverage or that such excess will not be material.

New technologies or changes in consumer preferences may affect our ability to compete successfully.

We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. These technologies or processes could have an impact on production methods or on product quality in these fields. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in assessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Any such development could materially and adversely impact our results of operations.

Consumer preferences may change as a result of the availability of alternative products or of services including less expensive product grades, or as a result of environmental activist pressure from consumers. In addition, trends in advertising, electronic data transmission and storage and the internet could have adverse effects on traditional print media and other paper applications, including our products and those of our customers. During the latter half of calendar 2011 and continuing into calendar 2012, competition from electronic media adversely affected demand for many of our products in Europe. While neither the exact timing nor the extent of those trends can be predicted with certainty, competition from electronic media, for example, has led to weaker demand for certain of our products in some of our markets. Any such changes in consumer preferences or other trends could negatively impact the consumption of our products and consequently, could have a material and adverse impact on our results of operations.

The cost of complying with environmental, health and safety laws may be significant to our business.

Our operations are subject to a wide range of environmental, health and safety laws in the various jurisdictions in which we operate. Such laws govern, among other things, the control of emissions and discharges, the management and disposal of hazardous substances and wastes, the cleanup of contamination, the purchase and use of safety equipment, workplace safety training and the monitoring of workplace hazards.

Although we actively strive to ensure that our facilities comply with all applicable environmental laws and permits required for our operations, we have in the past been, and may in the future be, subject to governmental enforcement actions for failure to comply with environmental requirements. Impacts from historical operations, including the land disposal of waste materials, or our own activities may require costly investigation and cleanup. In addition, we could become subject to environmental liabilities resulting from personal injury, property damage or natural resources damage. Expenditures to comply with future environmental requirements and the costs related to any potential environmental liabilities and claims could have a material adverse effect on our business and financial condition.

We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade pollution control equipment at our mills and to meet new regulatory requirements, including those in the United States, southern Africa and Europe. For example, under new benchmarks for the allocation of emissions rights pursuant to European Union regulations governing the reduction of greenhouse gas emissions we expect to fall short of emission rights during the trading period beginning in 2013. Our current estimated cost to purchase extra emission rights is EUR 11.8 million for 2013 and up to EUR 12.5 million in subsequent years.

Risks Related to Our Business

Our significant indebtedness may impair our financial and operating flexibility.

Our significant level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of March 2012, on a pro forma basis after giving effect to the Refinancing, our net interest bearing debt (long-term and short-term interest-bearing debt plus overdraft, less cash on hand) would have been US$2,194 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

The level of our debt may have significant consequences for our business, including:

•                  limiting our ability to obtain additional financing, which could restrict, among other things, our ability to exploit growth opportunities;

•                  diverting a substantial portion of our cash flow from operations to meet debt service obligations;

•                  exposing us to increases in interest rates because a portion of our debt bears interest at variable rates;

•                  placing us at a competitive disadvantage to certain of our competitors with lower levels of indebtedness;

•                  increasing our vulnerability to economic downturns and adverse changes in our business;

•                  limiting our ability to withstand competitive pressure; and

•                  restricting the activities of certain Group companies under the covenants and conditions contained in certain of our financing arrangements.

As a result of the Refinancing, assuming that it is completed, we will refinance our 2014 Notes.

Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2008, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch continued through calendar 2009, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Although conditions improved somewhat during the 2010 and 2011 fiscal years and the six months ended March 2012, there is no assurance that conditions will not deteriorate in the future, including as a result of continued or renewed turmoil in the European sovereign debt markets, which could result in tight credit restrictions and credit being available only at premium.

Since 2006, the Group’s credit ratings have been downgraded to sub-investment grade by Standard & Poor’s (S&P) and Moody’s. Adverse developments in our credit rating and financial markets, including as a result of turmoil in the European sovereign debt markets and renewed deterioration of general economic conditions, may negatively impact our ability to issue additional debt as well as the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. We may also need to agree to stricter covenants that place additional restrictions on our business.

We are subject to South African exchange controls, which may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries and can restrict activities of our subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—South African Exchange Controls”. We may also incur tax costs in connection with these transfers of funds. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were typically financed with indebtedness incurred by companies in those regions. As a consequence, our ability or the ability of any of our subsidiaries to make scheduled payments on debt will depend on financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If we, or any of our subsidiaries, are unable to achieve operating results or otherwise obtain access to funds sufficient to enable us to meet our debt service obligations, we could face substantial liquidity problems. As a result, we might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

We require a significant amount of financing to fund our business and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to fund our working capital, capital expenditure and research and development requirements, to engage in future acquisitions, to make payments on our debt, to fund post-retirement benefit programs and to pay dividends depends upon our future operating performance. Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. For example, we are primarily financing current capital expenditures to expand our chemical cellulose capacity in South Africa and North America through internally generated funds. Our ability to generate cash depends, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control. Our cash flow from operations may be adversely impacted by a downturn in worldwide economic conditions, which would result in a decline in global demand for our products, such as the current decline in demand in Europe, and a softening of prices for some of our products.

Our business may not generate sufficient cash flow from operations and additional debt and equity financing may not be available to us in a sufficient amount to enable us to meet our liquidity needs. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be required to obtain additional debt or equity financing, refinance our indebtedness, reduce or delay our capital expenditures and research and development or to decrease the amount of the annual dividend. We may not be able to accomplish these alternatives on a timely basis or on satisfactory terms. The failure to do so could have an adverse effect on our business, results of operations and financial condition.

We may not be successful in implementing, or may not realize all the expected benefits from, our strategic initiatives.

As part of our overall business strategy, we are implementing strategic initiatives to improve profitability, including mill closures and other cost saving projects, measures to enhance productivity and an expansion of our chemical cellulose capacity. Any future growth, cost savings or productivity enhancements that we realize from such efforts may differ materially from our estimates, or we may not be able to successfully implement part or all of our initiatives. The benefit of cost savings or productivity enhancements that we realize may be offset, in whole or in part, by reductions in pricing or volume, or through increases in other expenses, including raw material, energy or personnel, or the demand for chemical cellulose may decline. We cannot assure you that these initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all.

Continued volatility in equity markets and declining yields or defaults in the bond markets could adversely affect the funded status and funding needs of our post-employment defined benefit funds.

Several global economic factors currently make the general outlook for the forthcoming fiscal years uncertain. The equity and bond markets (including sovereign debt markets) may remain volatile and move in uncertain and unusual ways in the forthcoming fiscal years leading to significant swings in the value of the assets and liabilities of our funded and unfunded defined benefit schemes.

Generally, but not always, rising corporate bond yields reduce our net balance sheet liabilities whereas falling bond yields increase our net balance sheet liabilities. We estimate the funded status of our post-employment benefit arrangements has deteriorated slightly since the end of fiscal 2011. There is a risk that equity and bond markets will deteriorate if the global economic climate worsens, which could negatively affect the funded status of our post-employment defined benefit arrangements. In addition, volatility in our net balance sheet liabilities resulting from the relative change in the value of assets and liabilities may be further enhanced by investment strategies resulting in exposure to various classes of assets.

Existing and potential changes in statutory minimum requirements may also affect the amount and timing of funding to be paid by us. Most funding requirements consider yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. Although recent statutory easements in the pace of funding on these bases have provided some contribution relief to us, as long as yields on these asset classes remain low, we expect to have to pay additional contributions to meet onerous minimum funding targets, which could adversely affect our financial position and results of operations.

In addition, our pension and post-retirement funds hold various sovereign bonds as part of their fund assets, including Italian index-linked treasuries and sovereign bonds issued by Austria, Belgium, France, Germany, South Africa, the United Kingdom and the United States of America. Any significant decline in value or default of such securities, including in the context of the current European sovereign debt crisis, could negatively affect the funded status of our post-employment defined benefit arrangements.

Fluctuations in the value of currencies, particularly the Rand and the euro, in relation to the US dollar, have in the past had and could in the future have a significant impact on our earnings in these currencies.

Exchange rate fluctuations have in the past, and may in the future, affect the competitiveness of our products in relation to the products of pulp and paper companies based in other countries.

Fluctuations in the exchange rate between currencies, particularly the Rand and euro in relation to the US dollar, have in the past and could in the future significantly affect our earnings, inter alia, the competitiveness of our exports, depressing landed prices of imported competitors’ products, and increasing the costs of our raw materials.

Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately US$1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately US$0.83 per euro in October 2000 before trading at approximately US$1.33, US$1.34, US$1.35 and US$1.47 per euro at the end of the six months ended March 2012 and fiscal 2011, 2010 and 2009, respectively. On June 19, 2012, it was trading at approximately US$1.27 per euro.

In recent years, the value of the Rand against the US dollar has fluctuated considerably, moving against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R7.67, R8.10, R7.02 and R7.41 per US dollar at the end of the six months ended March 2012 and fiscal 2011, 2010 and 2009, respectively. The Rand was trading at approximately R8.20 per US dollar on June 19, 2012.

For further information, see notes 2 and 29 to our Group annual financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Currency Fluctuations”.

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in our Company.

We own manufacturing operations in five countries in Europe, two states in the United States and in South Africa, have an investment in a joint venture in China and own plantations in South Africa and Swaziland. As a result, our operations are subject to various economic, fiscal, monetary, regulatory, operational and political conditions. Our presence in these countries exposes us to risks such as material changes in laws and regulations, political, financial and social changes and instabilities, exchange controls, risks related to relationships with local partners and potential inconsistencies between commercial practices, regulations and business models in different countries. The occurrence of such events could adversely affect our business, results of operations and financial condition.

For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—South African Economic and Political Environment”.

The inability to recover increasing input costs through increased prices of our products has had, and may continue to have, an adverse impact on our profitability.

The selling prices of the majority of the products we manufacture and the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. We have in the past experienced, and may in the future experience, increasing costs of a number of raw materials due to global trends beyond our control.

Electricity generation companies are competing for the same raw materials, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. Although oil prices have decreased from the historical highs of 2008, they could return to high levels in the foreseeable future because of, among other things, political instability in the oil-producing regions of the world. Recent political developments in North Africa and the Middle East have led to the highest crude oil prices since 2008. This impacts the oil-based commodities required by our business in the areas of energy (including electricity), transport and chemicals.

As occurred in previous years, a major potential consequence of the increase in the price of input commodities is our inability to counter this effect through increased selling prices resulting in reduced operating profit, and negatively impacts business planning.

While we continue to implement procedures to reduce our cost of commodity inputs, other than maintaining a high level of pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short-term in nature. Moreover, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

If we are unable to obtain energy or raw materials at reasonable prices, or at all, it could adversely affect our operations.

We require substantial amounts of oil-based chemicals, fuels and other raw materials for our production activities and transport of our timber products. We rely partly upon third parties for our supply of the energy resources and, to a certain extent, timber, which are consumed in our operations. The prices for and availability of these energy supplies and raw materials may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. For example, energy costs for our southern African operations have risen sharply in recent years which has significantly impacted profitability in the region.

Environmental litigation aimed at protecting forests and species habitats as well as regulatory restrictions may in the future cause significant reductions in the amount of timber available for commercial harvest. In addition, future claims and regulations concerning the promotion of forest health and the response to and prevention of wildfires could affect timber supplies in the jurisdictions in which we operate. The availability of harvested timber may further be limited by factors such as fire, insect infestation, disease, ice and wind storms, droughts, floods and other nature and man-made causes, thereby reducing supply and increasing prices.

The prices of various sources of energy supplies and raw materials have significantly increased in the past, and may in the future further increase significantly from current levels. An increase in energy and raw material prices could materially adversely affect our results of operations, plantation valuation and financial condition.

A limited number of customers account for a significant amount of our revenues.

We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, Xpedx and Antalis. During fiscal 2011 and 2010, no single customer individually represented more than 10% of our total sales. However, we cannot assure you that sales to these major customers, or any other customers not listed above, will not exceed 10% of our total sales in the future. As a significant portion of our sales revenue is generated through sales to our major customers, any adverse development affecting our major customers or our relationships with our major customers could have an adverse effect on our credit risk profile, our business and results of operations. In February 2012, our credit insurer withdrew credit insurance for a major customer of Sappi Fine Paper Europe due to concerns over the customer’s lower than expected profitability. Our average monthly exposure to this customer for the 2012 calendar year has been approximately €40 million and our exposure to this customer at the end of April 2012 was € 39 million. Approximately half of our exposure to this customer was credit insured prior to the withdrawal of credit insurance by the insurer. While this customer has continued to meet its payment obligations to us, further deterioration of this customer’s financial condition may result in its inability to make payments to us which will increase our bad debt provision and reduce our revenues in the future.

The recent global liquidity and credit crises could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and financial position.

The global liquidity and credit crises continue to have a negative impact on businesses around the world. The impact of these crises on our major customers cannot be predicted and may be severe. A disruption in the ability of our major customers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and financial position.

Because of the nature of our business and workforce, we may face challenges in the retention of staff and the employment of skilled people that could adversely affect our business.

We are facing an aging demographic work profile among our staff due to the mature nature of our industry and the rural and often remote location of our mills, together with generally long tenure of employees at the mills. As a result, we are likely to experience groups of employees leaving the company within a relatively short space of time of one another and may have difficulty attracting qualified replacements. The potential risks we face are a loss of institutional memory, skills, experience and management capabilities. We may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on our business.

A large percentage of our employees are unionized and wage increases or work stoppages by our unionized employees may have a material adverse effect on our business.

A large percentage of our employees are represented by labor unions under collective bargaining agreements, which need to be renewed from time to time. We are currently negotiating wage arrangements or collective bargaining agreements for employees at certain of our mills, including our South African operations. In addition, we have in the past and may in the future seek, or be obligated to seek, agreements with our employees regarding workforce reductions, closures and other restructurings. We may not be able to negotiate acceptable new collective bargaining agreements or future restructuring agreements, which could result in labor disputes. Also, we may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. Although we believe we have good relations with our employees, work stoppages or other labor disturbances may occur in the future which could adversely impact our business.

For example, during the 2011 wage negotiations with the southern African labor unions, most of our unionized employees participated in a strike action which affected a number of industries, including (but not limited to) the pulp and paper, chemical and transport industry. The strike action lasted for approximately three weeks and impacted our production and shipment capabilities, culminating in a loss of turnover. Furthermore, the settlement as agreed with the labor unions and our employees will require us to incur above inflation salary and wage increases for all unionized employees.

Any further strike actions or other labor disruptions, or any related negotiations that result in onerous terms for us may have an adverse effect on our business and profitability.

The prevalence of HIV/AIDS, specifically in Africa, exposes us to certain risks which may have an adverse effect on our southern African operations.

The southern African region has one of the highest infection rates of HIV/AIDS in the world. Although we initiated in the early 1990s a comprehensive HIV/AIDS management program to address the effects of the disease and its impact on our employees and our business, our operations, and in specific our southern African operations, continue to be exposed to certain risks related to the HIV/AIDS pandemic. We incur and will continue to incur costs related to the prevention, detection and treatment of the disease. Also, we cannot guarantee that any current or future management program will be successful in preventing or reducing the infection rate amongst our employees and any potential effect thereof on the mortality rate. We may be exposed to lost workers’ time associated with the disease and a potential loss of skill which may adversely affect our operations.

Catastrophic events affecting our plantations, such as fires, may adversely impact our ability to supply our southern African mills with timber from the region.

The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007 and 2008, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of eastern South Africa and Swaziland affecting 14,000 hectares and 26,000 hectares, respectively, of our plantations. These abnormal weather conditions might be more frequent as a result of climate change. In addition, because the transformation of land ownership and management in southern Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

Concerns about the effects of climate change may have an impact on our business.

Concerns about global warming and carbon footprints, as well as legal and financial incentives favoring alternative fuels, are causing the increased use of sustainable, non-fossil fuel sources for electricity generation.

The increased emphasis on water footprint in southern Africa is causing increased focus on the use of water by our operational units, on the quality of water released back into the water systems and on the control of effluent. The costs of water used also have a direct bearing on our input costs and operating profit.

Climate change could also cause the spread of disease and pestilence into our plantations and fiber sources, far beyond their traditional geographic spreads, increasing the risk that wood supply necessary to our operations may be negatively impacted.

Our ability to utilize our net operating tax loss carry forwards generated by our United States operations could be substantially limited if we experience a Company “ownership change” as defined under the United States Internal Revenue Code, which may adversely affect our results of operations and financial condition.

As a result of Sappi Fine Paper North America’s past financial performance, we have net operating tax loss carry forwards generated by our United States operations. Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), contains rules that limit the ability of a company that undergoes an ownership change, at the Sappi Limited company level, to utilize its net operating tax loss carry forwards in years after the ownership change. An “ownership change” for purposes of Section 382 of the Code generally refers to any change in ownership of more than 50% of the company’s shares over a three-year period. These rules generally operate by focusing on ownership changes among shareholders owning, directly or indirectly, 5% or more of the share capital of a company or any change in ownership arising from a new issuance of the company’s shares.

If we undergo an ownership change for purposes of Section 382 as a result of future transactions involving our share capital, including purchases or sales of shares between our greater than 5% shareholders, our ability to use our net operating tax loss carry forwards generated by our United States operations would be subject to the limitations of Section 382. Depending on the resulting limitations, a portion of our United States net operating tax loss carry forwards could expire before we would be able to use them. Our inability to utilize our United States net operating tax loss carry forwards could have an adverse effect on our financial condition and results of operations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt and consolidated capitalization at April 1, 2012, on an actual basis and as adjusted to give effect to the Refinancing.

	As at March 2012
	Actual	As adjusted
	(US$ million)
Cash and cash equivalents	453	392
Short-term debt:
Other public debt(1)	65	65
Revolving Credit Facility(2)	133	133
Other short-term debt	168	168
Total short-term debt	366	366
Long-term debt:(3)
Certain debt securities	—	700
12.00% Senior Secured Notes due 2014(4)	300	—
11.75% Senior Secured Notes due 2014(4)	467	67
6 5/8% Senior Secured Notes due 2018	334	334
6 5/8% Senior Secured Notes due 2021	350	350
7.50% Guaranteed Notes Due 2032	221	221
Other public debt(1)	195	195
Other long-term debt	56	56
Securitisation debt	345	345
Adjustment to long-term debt(5)	(48)	(28)
Total long-term debt	2,220	2,240
Total debt	2,586	2,606
Total shareholders’ equity(6)	1,642	1,561
Total capitalization(7)	3,775	3,775

(1)                                  Represents debt under the South African medium term note program. In April 2012, Sappi Southern Africa (Pty) Ltd issued a three-year ZAR750 million (US$98 million) floating rate bond at a 144 basis points spread over the government reference rate. The floating rate of the new bond was swapped into a fixed rate of 7.78%. The proceeds of the bond will be used to refinance the ZAR500 million (US$65 million) bond maturing on June 30, 2012 and to repay other debt.

(2)                                  Represents indebtedness under our Revolving Credit Facility. As of March 2012, we had drawn €100 million under the Revolving Credit Facility and had €250 million of undrawn capacity.

(3)                                  We are currently in discussions with UniCredit Bank Austria AG and other potential lenders regarding a new OeKB Facility that we may enter into in the fourth quarter of fiscal 2012 to finance the expansion of our pulp production facilities at the Cloquet Mill. The new OeKB Facility is expected to be for an amount that is equal to the lower of €142 million and the euro-equivalent of US$170 million at the time of funding. As of the date of this document, Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”) has not approved the new OeKB Facility and the definitive facility documentation for the new OeKB Facility has not been agreed to or executed by the potential lenders, borrowers, guarantors and other parties expected to be parties thereto. We summarize below certain proposed terms in respect of the new OeKB Facility based on our discussions to date, however there is no assurance that the potential lenders will agree to enter into a new OeKB Facility on the terms described below or at all. Based on discussions to date, the obligations under the new OeKB Facility will be initially unsecured, however the terms of the new OeKB Facility will require that upon the occurrence of certain events, including a downgrade to specified ratings to be agreed or an event of default under that facility, the borrower will be required to secure the obligations thereunder with substantially the same collateral that secures certain debt securities, the remaining 2014 Notes, the 2018 Notes, the 2021 Notes, the Revolving Credit Facility and the Bank Austria Facility. For further information, see “Description of Other Financing Arrangements—New OekB Facility”.

(4)                                  We intend to use a portion of the proceeds of certain debt securities together with cash on hand to refinance US$700 million equivalent aggregate principal amount of the 2014 Notes. The adjustment assumes all of the 2014 Dollar Notes will be refinanced and US$400 million equivalent aggregate principal amount of 2014 Euro Notes.

(5)                                  Adjustment to reduce principal amount of long-term debt outstanding to amounts shown on our consolidated balance sheet after taking into account aggregate discounts paid up-front, fair value adjustments relating to hedge accounting and capitalized transaction costs relating to long-term debt. The adjustment comprises the accelerated write-off of upfront fees and discounts related to the 2014 Notes of US$34 million which is offset by the capitalization of upfront fees related to the Refinancing.

(6)                                  Total shareholders’ equity is adjusted for repurchase premium of US$47 million and the accelerated write-off of upfront fees and discounts of US$34 million to be incurred assuming all of our outstanding 2014 Dollar Notes are purchased in a tender offer for US$1,070.00 per US$1,000.00 principal amount and US$400 million equivalent aggregate principal amount of 2014 Euro Notes (€300 million using an exchange rate at the end of March 2012 of US$1.33 = €1.00) for €1,066.25 per €1,000.00 principal amount..

(7)                                  Total capitalization is calculated as net debt plus shareholders equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our Group annual financial statements. Certain information contained in the discussion and analysis set forth below and elsewhere in this document includes forward-looking statements that involve risk and uncertainties. See “Forward-Looking Statements”, “Risk Factors” and the notes to our Group annual financial statements for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained herein.

The consolidated financial information of the Sappi Group contained herein have been prepared in accordance with IFRS.

Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week. Fiscal 2010 and 2009 operated on a 52 accounting week cycle, compared to 53 accounting weeks in fiscal 2011. The six months ended March 2012 consisted of 26 weeks, compared to 27 weeks in the six months ended March 2011. See “—Principal Factors Impacting our Group Results—Additional week in first quarter of fiscal 2011”.

Company and Business Overview

We are a global company which, through acquisitions in the 1990s, was transformed into one of the global market leaders in the coated woodfree paper sector. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. On December 31, 2008 we acquired the coated paper business of M-real Corporation, which is now integrated into Sappi Fine Paper Europe. Further opportunities to grow within our core businesses will continue to be evaluated.

The Group has three reportable segments, namely Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. Sappi Fine Paper comprises the reporting segments Sappi Fine Paper North America and Sappi Fine Paper Europe. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and for our other products in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. All sales and costs associated with Sappi Trading are allocated to the three reportable segments.

Sappi Fine Paper has a total paper production capacity of approximately 4.9 million tons per annum, of which approximately 4.7 million tons relate to the manufacture of coated woodfree and coated mechanical paper.

Sales by source and destination for the six months ended March 2012 and each of fiscal 2011, fiscal 2010 and fiscal 2009 were as follows:

	Sales by Source				Sales by Destination
	Six Months Ended March 2012	2011	2010	2009	Six Months Ended March 2012	2011	2010	2009
	%
North America	22	21	21	24	27	22	22	24
Europe	54	54	55	54	46	46	48	48
Southern Africa	24	25	24	22	13	13	13	13
Far East and others	—	—	—	—	14	19	17	15
Total	100	100	100	100	100	100	100	100

Principal Factors Impacting our Group Results

Our results of operations are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in sales volumes and prices. Sales volumes and prices are significantly affected by demand for our products, changes in industry capacity and output levels and customer inventory levels. Demand levels are highly dependent on cyclical and structural changes in the world economy. Industry profitability is also influenced by factors such as the level of raw material inventory, energy, chemicals, wood and other input costs, currency exchange rates, and operational efficiency.

The principal factors that have impacted the business during the fiscal and interim periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

(a)                                  Cyclical nature of the industry and movement in market prices, raw materials and input costs;

(b)                                 Sensitivity to currency movements and inflation rates;

(c)                                  The additional week in the first quarter of fiscal 2011; and

(d)                                 New acquisitions, expansions, restructurings, cost-reduction initiatives, capacity closures, our ability to maintain and continuously improve operational efficiencies and performance and other significant factors impacting costs.

Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business, and other factors such as increasing consumer preferences for digital media over print media. See “—Markets” for a further discussion of the cyclical nature of the pulp and paper industry and movements in market prices. In addition, the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. Other input costs, such as energy and fuel costs, vary depending on various factors, including local and global demand and seasonality. Worldwide economic conditions experienced a significant downturn during the latter half of 2008, continuing in fiscal 2009 and into fiscal 2010, resulting in significant recessionary pressures and lower business and consumer confidence. As worldwide economic conditions improved throughout 2010, demand for our products improved, and market prices increased in our major markets. Market prices for pulp increased significantly in fiscal 2010 and continued to do so during fiscal 2011 due to higher worldwide-demand, specifically demand from Asia. However, with the emergence of the sovereign debt crises in the European Union during the latter half of calendar 2011 and continuing into calendar 2012, the global economic recovery slowed which, together with competition from electronic media, caused pulp prices and demand for many of our major products to decline. Sales prices consequently decreased.

Currency Fluctuations

The principal currencies in which our subsidiaries conduct business are the US dollar (US$), the euro (€) and the South African Rand (ZAR). Although our reporting currency is the US dollar, a significant portion of the Group’s sales and purchases are made in currencies other than the US dollar. In Europe and North America, sales and expenses are generally denominated in euro and US dollars, respectively; however, pulp purchases in Europe are primarily denominated in US dollars. In South Africa, costs incurred are generally denominated in Rand, as are local sales. Exports from the South African businesses to other regions, which in local currency represented approximately 48% of net sales for Sappi Southern Africa in both the six months ended March 2012 and 2011 and 49% and 47%, respectively, of net sales of Sappi Southern Africa in fiscal 2011 and fiscal 2010, are denominated primarily in US dollar.

The appreciation of the Rand or the euro against the US dollar diminishes the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US dollar has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US dollar has a negative effect on gross margins of exports sales as well as those domestic sales which are priced relative to international US dollar prices. The appreciation of the US dollar has the opposite impact. In North America, the depreciation of the US dollar against the euro or Asian currencies has a positive effect on sales volumes and margins, due to high levels of imports of coated woodfree paper in the market, which are adversely affected by such depreciation, and the favorable impact on exports of coated woodfree paper and release paper. The Group’s consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the euro and Rand. The following table depicts the average and year end exchange rates for the Rand and euro against the US dollar used in the preparation of our financial statements in the six months ended March 2012 and 2011 and in fiscal 2011, fiscal 2010 and fiscal 2009:

	Average rates					Closing rates
Exchange rates	March 2012	March 2011	2011	2010	2009	March 2012	March 2011	2011	2010	2009
ZAR to one US$	7.9237	6.9476	6.9578	7.4917	9.0135	7.6725	6.6978	8.0963	7.0190	7.4112
US$ to one EUR	1.3299	1.3645	1.3947	1.3658	1.3657	1.3344	1.4231	1.3386	1.3491	1.4688

The profitability of certain of our South African operations is directly dependent on the Rand proceeds of their US dollar exports. Selling prices in the local South African market are significantly influenced by the pricing of competing imported products. The appreciation of the Rand against the US dollar leads to increased pressure from imports. This factor was evident in our 2011 fiscal year.

The translation of our annual results into our reporting currency (US dollar) from local currencies tends to distort comparisons between fiscal periods due to the volatility of currency exchange rates. In the six months ended March 2012, the euro was weaker against the US dollar with an average exchange rate of US$1.33/euro as compared to an average of US$1.36/euro in the six months ended March 2011, and the Rand was weaker against the US dollar with an average exchange rate of ZAR7.92/US$ as compared to an average of ZAR6.95/US$ in the six months ended March 2011. The impact of these currency movements decreased reported sales in US dollars by US$156 million for the six months ended March 2012 compared to the six months ended March 2011.

On average, the euro strengthened 2% against the US dollar in fiscal 2011 compared to fiscal 2010, but weakened towards the end of fiscal 2011 to close below its 2010 fiscal closing levels. The Rand strengthened in fiscal 2011 to an average level against the US dollar of ZAR6.96, 7% stronger than fiscal 2010 average levels, but weakened to a closing rate of ZAR8.10/US$ at the end of fiscal 2011, approximately 14% weaker than the closing rate of fiscal 2010. The impact of these currency movements increased reported sales in US dollars by US$210 million for fiscal 2011 and by US$263 million in fiscal 2010 and decreased reported sales by US$547 million in fiscal 2009.

The impact of currency translation effects on our results of operations is described below in “Operating Results—Sales” and “—Operating Results—Operating Expenses”.

Inflation and Interest Rates

The graph below summarizes the South African inflation and interest rates (3 month JIBAR), as well as the South African Reserve Bank lending rate (repo rate) at the end of the relevant periods.

South African Inflation and Interest Rates

Source: Bloomberg

The Group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The Group monitors market conditions and may utilize approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. As at March 2012, one fixed to floating interest rate swap was in place which swaps the fixed interest rate on the US$350 million 2021 Notes issued in April 2011 into a floating interest rate. In April 2012, Sappi Southern Africa entered into a new interest rate swap converting the floating rate on the new three-year ZAR750 million (US$98 million) bond into a fixed rate of 7.78%.

The Group has a current policy of not hedging translation risks. The South African and European operations use the Rand and the euro as their respective functional currencies. Any translation of the value of these operations into US dollars results in foreign exchange translation differences as the Rand and the euro exchange rates move against the US dollar. These changes are booked to the foreign currency translation reserve via other comprehensive income. Borrowings taken up in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts. The Group has one interest rate and currency swap which swaps the principal of the US$300 million 2014 Notes into euros and the fixed USD interest rate on these Notes into a fixed euro interest rate.

Additional week in first quarter of fiscal 2011

Our normal reporting cycle comprises four quarters, each consisting of 13 seven-day weeks, which is equal to 364 days per year. As a result, after six years we have effectively “lost” a week (including the leap year). Accordingly, every six years we add an additional week to one of our quarters, which we did in the first quarter of fiscal 2011—thus fiscal 2011 consists of 53 weeks of operations instead of the usual 52 weeks and the six months ended March 2011 consists of 27 weeks of operations instead of the usual 26 weeks.

The main impacts of the additional week in the first quarter of fiscal 2011 are:

•                  an increase in Operating Profit excluding Special Items for fiscal 2011 and the six months ended March 2011 of approximately US$8 million and US$10 million, respectively (assuming a pro-rata accumulation of operating profit over the relevant period); and

•                  our accounting cut-off in all four quarters of fiscal 2011 and the two quarters in the six months ended March 2011 falling after the calendar month-end. Since most of our suppliers (particularly in Europe and South Africa) are paid on the calendar month-end, this resulted in a substantial cash outflow of between US$150 million and US$200 million just before our quarterly accounting cut-offs, which was not the case in fiscal 2010. Thus, when comparing our Net Cash Generated (cash retained from (utilized in) operating activities less cash utilized in investing activities) in fiscal 2011 to 2010, we believe it would be appropriate to add approximately US$150 million to Net Cash Generated in fiscal 2011 or to deduct the same amount in fiscal 2010. This impact was reflected through Working Capital and impacted Net Debt.

Acquisitions, Expansions, Restructurings and Cost-reduction Initiatives

We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base on a regional basis, including closing non-performing assets and pursuing an investment policy that is focused on high-return projects. Some of these recent developments include the following:

Blackburn mill closure and cessation of production from PM 5 at Maastricht mill.  During August 2008, we announced the possible closure of Blackburn mill in the United Kingdom and the possible cessation of production from our PM 5 at Maastricht mill in The Netherlands. We reached an agreement with labor representatives at our Blackburn mill during September 2008 and finally closed the facility on November 12, 2008. On December 19, 2008, we also ceased production from PM 5 at our Maastricht mill. As a result of the closure of our Blackburn mill and the cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity was reduced by 180,000 tons. Profitable products were moved to our other facilities in Europe.

Acquisition of M-real Corporation’s coated graphic paper business.  On December 31, 2008, we acquired the coated woodfree and coated mechanical paper business from M-real Corporation. See “—Mill Closures, Acquisitions, Dispositions, Impairment, Joint Venture and Broad Based Black Economic Empowerment”.

Muskegon mill closure.  During April 2009, we announced the suspension of production from our Muskegon mill in North America due to weak demand and prices for coated woodfree paper products in the North American market. We announced the final closure of our Muskegon mill on August 26, 2009. We continue to serve all our affected customers from our other operations in the United States. During August 2011, we sold the Muskegon mill site for US$2.2 million to a third party.

Kangas mill closure.  Due to a reduction in the European consumption of coated magazine paper arising from the global recession, our Kangas mill in Finland had experienced a substantial amount of commercial downtime since the beginning of 2009. We announced the closure of the mill in January 2010. All our affected customers are now served from our other European operations. On July 7, 2010, we sold the Kangas mill land and buildings to M-real for €13 million.

Usutu mill closure.  The Usutu mill was closed on January 31, 2010 in response to adverse market conditions in the pulp sector, as well as the cumulative severe impact of fire damage during August 2008, which destroyed 40% of the mill’s timber crop. As a result, the mill was no longer self-sufficient with respect to timber supplies.

Biberist mill closure.  On March 31, 2011, we announced that due to the persistent overcapacity in the European coated and uncoated fine paper market, we would be entering into a consultation process with employee representatives and social partners at our Biberist mill in Switzerland. Despite the combined efforts of mill employees and management, we were unable to identify a viable alternative to ensure the future existence of the mill. On July 20, 2011, we announced the closure of the Biberist mill and ceased operations at the mill during August 2011. As a result of this closure, we reduced our annual production capacity by 500,000 tons of coated and uncoated fine paper in the European market. All our affected customers are now served from our other European operations.

Adamas mill closure.  We announced the possible closure of our Adamas mill in South Africa on May 23, 2011 and entered into a consultation process with employee representatives soon thereafter. Unable to find a viable alternative for the mill, we announced the final closure of the mill on August 3, 2011. We ceased operations at the mill later in August 2011 and transferred all products produced at the facility to other Sappi mills in South Africa to ensure an uninterrupted supply of products to our customers.

Expansion of chemical cellulose capacity.  On May 19, 2011, we announced the approximately US$350 million expansion of our Ngodwana mill in South Africa. The expansion is expected to change the product portfolio of the mill to include the annual production of 210,000 tons of chemical cellulose. During November 2011, we also announced an additional investment of approximately US$170 million in our Cloquet mill in the United States, which is expected to enable the facility to produce 330,000 tons of chemical cellulose per annum. Together with our Saiccor mill in South Africa, these investments will increase our total annual chemical cellulose production capacity to approximately 1.3 million tons. Both projects have been initiated, are progressing well and we plan to commission both projects during 2013.

Forestry investment.  In line with our strategy to secure a stable fiber supply for our southern African operations, we acquired 14,500 hectares of developed softwood plantations near Ngodwana mill during 2010. During fiscal 2011, we announced a joint proposal with AsgiSA (Accelerated and Shared Growth Initiative for South Africa) to accelerate the establishment and management of 30,000 hectares of commercial tree plantations by 2020 in the Eastern Cape province of South Africa.

European and southern African restructuring initiatives.  During fiscal 2011, we embarked on restructuring initiatives in our European and southern African operations in an effort to streamline our operations further, to adapt to the changing needs of our customers and to match our assets to profitable markets for future growth. In Europe, we began realizing the benefits of these cost reduction initiatives in the six months ended March 2012 and we expect to start realizing the cost-saving benefits from the initiatives in southern Africa in the second half of fiscal 2012.

South African Operations

Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 24% of our net sales in both the six months ended March 2012 and 2011, respectively, and 25%, 24% and 22% of our net sales in fiscal 2011, 2010 and 2009, respectively. See “—Operating Results” for the proportion of South African operating profit to total profit and “—South African Economic and Political Environment” for a description of the South African economic and political environment.

Environmental Matters

We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 32 to our Group annual financial statements for a discussion of these matters.

Operating Results

Financial Condition and Results of Operations

The operations of the Group are organized into the following three reportable segments:

•                  Sappi Fine Paper North America;

•                  Sappi Fine Paper Europe; and

•                  Sappi Southern Africa.

The Sappi Fine Paper business comprises the two reportable segments, Sappi Fine Paper North America and Sappi Fine Paper Europe.

The Sappi Southern Africa reportable segment includes the following divisions: Sappi Paper and Paper Packaging, Sappi Chemical Cellulose, and Sappi Forests. Sappi Paper and Paper Packaging consists of two fine paper mills, three packaging paper mills and the Sappi ReFibre operation. The volume, revenue and cost relationship within the Sappi Forests business is substantially different to that of the paper and chemical cellulose businesses which form a part of this segment.

Profit or losses from investments in equity accounted associates and joint ventures are not accounted for in our reportable segments and costs related to our corporate head office, the Group’s treasury operations and non-manufacturing entities which form part of the Sappi Group are not included in the reportable segments mentioned above, and are disclosed as Unallocated and eliminations in the segmental reporting.

The analysis and discussion which follows should be read in conjunction with our Group annual financial statements.

The key indicators of the Group’s operating performance include sales, operating profit and operating profit excluding special items. Operating profit represents sales after operating expenses, which are comprised of cost of sales, selling, general and administrative expenses, other operating expenses or income and share of profit or loss from associates and joint ventures. As described in more detail in the discussion and analysis which follows, the key components of the Group’s operating expenses can be characterized as variable costs (primarily variable manufacturing costs) or fixed costs (the fixed cost components of cost of sales and selling, general and administrative expenses).

Cost of sales is comprised of:

•                  variable costs, which include raw materials and other direct input costs, including:

•                  wood (which includes growth and felling adjustments);

•                  energy;

•                  chemicals;

•                  pulp;

•                  delivery charges; and

•                  other variable costs;

•                  fixed costs, which include:

•                  employment costs allocated to cost of sales;

•                  depreciation expense allocated to cost of sales; and

•                  maintenance;

•                  fair value adjustment on plantations, representing an accounting fair value adjustment of the timber assets of the Sappi Forests operation, which is mainly impacted by historical timber selling prices, costs associated with standing timber values, costs of harvesting and delivery, the estimated growth rate or annual volume changes in the plantations and discount rates applied; and

•                  other overheads.

Selling, general and administrative expenses are comprised of:

•                  employment costs not allocated to cost of sales;

•                  depreciation expense not allocated to cost of sales;

•                  marketing and selling expenses; and

•                  administrative and general expenses.

Other operating expenses (income) are comprised of:

•                  net asset impairment (reversal);

•                  (profit) loss on sale and write-off of property, plant and equipment;

•                  restructuring provisions raised (released) and closure costs; and

•                  alternative fuel mixture tax credits in the United States.

Comparison of the Six Months ended March 2012 and 2011

Overview

This overview of the Group’s operating results is intended to provide context to the discussion and analysis which follow. General trends are being highlighted here, with a detailed discussion and analysis in separate sections below.

The key indicators of the Group’s operating performance are:

	Six Months Ended March
Key figures	2012	2011
	(US$ million)
Sales	3,218	3,697
Operating profit	227	120
Special items—(gains) losses	(2)	144
Operating profit excluding special items	225	264

The following table reconciles operating profit excluding special items to profit (loss) for the period.

	Six Months Ended March
	2012	2011
	(US$ million)
Profit (loss) for the period	103	(37)
Taxation charge	19	18
Net finance costs	105	139
Operating profit	227	120
Special items—(gains) losses	(2)	144
Operating profit excluding special items	225	264
Plantation price fair value adjustment—loss	4	14
Restructuring provisions raised	1	66
Profit on disposal of property, plant & equipment	(9)	—
Asset impairments	—	69
BEE transaction charge	2	2
Insurance recoveries	—	(11)
Fire, flood, storm and related events	—	4
Total special items:	(2)	144

Movements in operating profit and operating profit excluding special items are explained below.

Segment contributions to operating profit were as follows:

Operating Profit (Loss)	Six Months Ended March 2012	March 2012 vs. March 2011	Six Months Ended March 2011
	(US$ million)
Sappi Fine Paper North America	34	(30)	64
Sappi Fine Paper Europe	87	136	(49)
Sappi Southern Africa	107	2	105
Unallocated and eliminations	(1)	(1)	—
Total	227	107	120

	Six Months Ended March
Special items (Gain) Loss	2012	2011
Sappi Fine Paper North America	—	(1)
Sappi Fine Paper Europe	(9)	114
Sappi Southern Africa	7	27
Unallocated and eliminations	—	4
Total	(2)	144

Operating Profit (Loss) excluding special items	Six Months Ended March 2012	March 2012 vs. March 2011	Six Months Ended March 2011
	(US$ million)
Sappi Fine Paper North America	34	(29)	63
Sappi Fine Paper Europe	78	13	65
Sappi Southern Africa	114	(18)	132
Unallocated and eliminations	(1)	(5)	4
Total	225	(39)	264

Special items for the Group in the six months ended March 2012 and the six months ended March 2011 are generally summarized below:

Plantation price fair value:  This relates to an accounting fair value adjustment of the timber assets of Sappi Forests and Usutu Forests. This fair value adjustment is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, and discount rates applied. The parameters applied are all market related. The impact was a negative US$4 million in the six-month period ended March 2012 and a negative impact of US$14 million in the six-month period ended March 2011.

Impairment and restructuring charges:  In the six-month period ended March 2011 operating profit was negatively impacted by asset impairments of US$69 million, which primarily related to the closure of our Biberist mill.

In the six-month period ended March 2011 operating profit was negatively impacted by restructuring charges of US$66 million which related mostly to the closure of our Biberist mill.

Sale of property, plant and equipment:  In the six-month period ended March 2012 operating profit was positively impacted by profit on the sale of assets of US$9 million, mainly related to the sale of assets in Europe.

Fire, Flood and Storm damage:  In the six-month period ended March 2011 operating profit was positively impacted by insurance recoveries of US$11 million related to the fire in the Stockstadt mill in Europe which occurred during fiscal 2010. The insurance recoveries were offset by costs incurred in the six-month period ended March 2011 related to the same fire.

BEE charges:  Charges related to a BEE transaction completed during fiscal 2010 amounted to US$2 million in both the six months ended March 2012 and 2011.

Group

The operating profit of US$120 million in the six months ended March 2011 increased to operating profit of US$227 million in the six-month period ended March 2012. The six-month period ended March 2011 included an additional accounting week, which occurs every six years in our Group’s accounting calendar.

Operating profit in the six months ended March 2012 was positively affected by net special items of US$2 million compared to a negative impact of net special items of US$144 million in the six months ended March 2011. Special items in the six months ended March 2011 included a negative plantation fair value price adjustment of US$14 million, restructuring charges of US$66 million and asset impairments of US$69 million.

Operating profit excluding special items decreased in the six months ended March 2012 to US$225 million from US$264 million in the six months ended March 2011. This significant decline was mainly due to decreased demand and sales volumes in the Group’s major markets, a reduction in pulp prices and the inclusion of the additional accounting week in the six months ended March 2011.

Sappi Fine Paper North America

	Six Months Ended March
Key figures	2012	2011
	(US$ million)
Operating profit	34	64
Restructuring provisions released	—	(1)
Operating profit excluding special items	34	63

Operating profit in the six months ended March 2012 decreased to US$34 million as compared to US$64 million for the corresponding period in 2011. The six-month period ended March 2011 included an additional accounting week.

There were no special items impacting operating profit in the six months ended March 2012.

Operating profit excluding special items in the six months ended March 2012 decreased to US$34 million as compared to US$63 million for the corresponding period in 2011. The decrease was mainly due to pulp production interruptions at Somerset mill, lower sales volumes, lower average selling prices and higher manufacturing costs.

Sappi Fine Paper Europe

	Six Months Ended March
Key figures	2012	2011
	(US$ million)
Operating profit (loss)	87	(49)
Restructuring provisions raised	—	62
Profit on disposal of property, plant and equipment	(9)	—
Asset impairments	—	59
Insurance recoveries	—	(11)
Fire, flood, storm and related events	—	4
Operating profit excluding special items	78	65

Operating profit in the six months ended March 2012 was US$87 million as compared to an operating loss of US$49 million for the comparative period in 2011.

The operating profit in the six months ended March 2012 included favorable net special items of US$9 million, relating to the profit on the sale of assets.

Operating profit excluding special items improved to US$78 million in the six months ended March 2012 from an operating profit excluding special items in the six months ended March 2011 of US$65 million. The improvement was due to the fixed and variable cost reduction actions and lower pulp prices compared to the same period in 2011.

Sappi Southern Africa

	Six Months Ended March
Key figures	2012	2011
	(US$ million)
Operating profit	107	105
Plantation price fair value adjustment—loss	4	14
Restructuring provisions raised	1	1
Asset impairments	—	10
Black Economic Empowerment charge	2	2
Operating profit excluding special items	114	132

Operating profit for the six months ended March 2012 was US$107 million as compared to US$105 million for the comparative period in 2011.

The operating profit in the six months ended March 2012 included unfavorable net special items of US$7 million which mainly consisted of an unfavorable plantation price fair value adjustment (US$4 million) and BEE charges (US$2 million).

Operating profit excluding special items decreased to US$114 million in the six months ended March 2012 compared to an operating profit excluding special items in the six-month period ended March 2011 of US$132 million. The decrease was due to a decrease in pulp and paper sales volumes and increased variable input cost per ton in our pulp and paper operations, partly offset by a decrease in fixed costs for the Southern African business as a whole.

Sales

Group

An analysis of sales movements in the six months ended March 2012 and in the six months ended March 2011 is presented below:

Sales Volume	Six Months Ended March 2012	March 2012 vs. March 2011	Six Months Ended March 2011
	(‘000 tons)
Sappi Fine Paper North America	680	(33)	713
Sappi Fine Paper Europe	1,768	(226)	1,994
Sappi Southern Africa
Pulp & Paper	818	(48)	866
Forestry	536	100	436
Total Sappi Southern Africa	1,354	52	1,302
Total	3,802	(207)	4,009

Sales Value	Six Months Ended March 2012	March 2012 vs. March 2011	Six Months Ended March 2011
	(US$ million)
Sappi Fine Paper North America	701	(53)	754
Sappi Fine Paper Europe	1,729	(315)	2,044
Sappi Southern Africa
Pulp & Paper	747	(114)	861
Forestry	41	3	38
Total Sappi Southern Africa	788	(111)	899
Total	3,218	(479)	3,697

The main factors impacting sales are volume, price, product sales mix and currency exchange rate movements. The South African and European businesses transact in Rand and euro,

respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rates between local currency and the US dollar during periods of high volatility significantly impacts results reported in US dollars from one period to the next. Movements in exchange rates impacted sales negatively by US$156 million in the six months ended March 2012. An analysis of the drivers of sales movements is presented below:

Sales Variance Analysis	Six Months Ended March 2012 vs. Six Months Ended March 2011
(US$ million)
Exchange rate effects	(156)
Volume change effects	(191)
Price and product mix effects	(132)
Total	(479)

Sales for the six months ended March 2012 were US$3,218 million, a decrease of approximately 13% compared to the six months ended March 2011 (a decrease of approximately 8% excluding our Biberist mill). This decrease was driven by decreased sales volumes, driven partly by the closure of our Biberist mill, decreased average selling prices for some of our products and a less favorable product sales mix in the paper and pulp business. Sales in the six months ended March 2012 also included a negative currency translation impact of US$156 million.

Average selling prices realized by the Group in the six months ended March 2012 were approximately 8% lower in US dollar terms than the average selling prices realized in the six months ended March 2011, mainly as a result of a decrease in pulp selling prices. The average world benchmark NBSK pulp price was 10% lower in the six months ended March 2012 compared to the six-month period ended March 2011.

In the six months ended March 2012, sales volume for the Group was approximately 5% lower than in the six-month period ended March 2011.

Sappi Fine Paper North America

Sales decreased by approximately 7% from US$754 million in the six months ended March 2011 to US$701 million in the six months ended March 2012. Sappi Fine Paper North America’s sales volumes decreased by 5% when compared to the six months ended March 2011. Average selling prices realized in the six months ended March 2012 of US$1,031/ton were lower than average selling prices of US$1,058/ton achieved in the corresponding period in 2011.

Sappi Fine Paper Europe

Uncertain market conditions experienced by Sappi Fine Paper Europe negatively impacted sales during the six months ended March 2012. In the six months ended March 2012, sales volumes were 11% lower than the sales volume in the corresponding period for 2011. Excluding the sales volume of our Biberist mill included in the six months ended 2011, the sales volume in the six months ended March 2012 declined by 2% compared to the sales volume in the six months ended March 2011.

Overall, average selling prices during the six months ended March 2012, in both euro and US dollar terms were lower than those achieved in the six months ended March 2011. Average realized prices in euro terms decreased from €751/ton in the six-month period ended March 2011 to €735/ton in the corresponding period for 2012. Average selling prices realized in US dollar terms in the six-month period ended March 2012 were US$978/ton compared to US$1,025/ton in the corresponding period for 2011.

Sappi Southern Africa

Sales from the southern African pulp and paper operations (Sappi Chemical Cellulose and Sappi Paper and Paper Packaging) decreased by approximately 13% in US dollar terms or 1% in Rand terms in the six months ended March 2012 (US$747 million; ZAR5,919 million) compared to the corresponding period in 2011 (US$861 million; ZAR5,982 million). Sales in US dollar terms decreased more than sales in Rand terms due to the difference in average exchange rates used to translate Rand sales to US dollar in the six months ended March 2011 (ZAR to one US$: 6.95) and the six months ended March 2012 (ZAR to one US$: 7.92).

Sales volumes for the southern African pulp and paper operations decreased by approximately 6% in the six months ended March 2012 compared to the six-month period ended March 2011. Demand for chemical cellulose products was slightly weaker in the six months ended March 2012 than during the corresponding period in 2011 and sales volume for the Sappi Chemical Cellulose business decreased by 5% compared to the six months ended March 2011. The sales volumes for the Sappi Paper and Paper Packaging business decreased by 5% compared to the six-month period ended March 2011 due to weak market conditions and strong competition from imported products.

A major determinant of sales pricing in the chemical cellulose business is the NBSK pulp market price. During the six months ended March 2012, the average NBSK pulp price decreased by 10% from an average of US$957/ton in the comparable period in 2011 to an average of US$860/ton in the six months ended March 2012. During the six months ended March 2012, our average chemical cellulose selling prices in US dollar terms decreased by 8% compared to the six months ended March 2011, but increased by 5% in Rand terms due to the weakening of the Rand to the US dollar during the same period.

Average selling prices realized in the Sappi Paper and Paper Packaging business decreased by 10% in US dollar terms and increased by 3% in Rand terms compared to the six-month period ended March 2011.

Sales of our Sappi Forests business increased by 8% in US dollar terms or 23% in Rand terms in the six months ended March 2012 (US$41 million; ZAR325 million) compared to the six months ended March 2011 (US$38 million; ZAR264 million). The sales volumes of the Sappi Forests business increased by 23% compared to the six-month period ended March 2011. Average selling prices of timber in Rand terms in the six-month period ended March 2012 were at the same levels as the corresponding period in 2011.

Operating expenses

In the analyses which follow, cost per ton has been based on sales tons. An analysis of the Group operating expenses is as follows:

Operating Costs	Six Months Ended March 2012	March 2012 vs. March 2011	Six Months Ended March 2011
	(US$ million)
Variable Costs
Delivery	267	(32)	299
Manufacturing	1,705	(286)	1,991
Total Variable Costs	1,972	(318)	2,290
Fixed costs	1,001	(128)	1,129
Plantation price fair value plantation—loss (gain)	4	(10)	14
Impairment	—	(69)	69
Restructuring	1	(65)	66
Profit on disposal of property, plant and equipment	(9)	(9)	—
Fire, flood, storm and related events	—	(4)	4
BEE charge	2	—	2
Insurance recoveries	—	11	(11)
Other operating costs	20	6	14
Total	2,991	(586)	3,577

Variable and fixed costs are analyzed in more detail below.

Variable manufacturing costs

Group

The table below sets out the major components of the Group’s variable manufacturing costs.

	Six Months Ended March 2012		Change 2012	Six Months Ended March 2011
Variable Manufacturing Costs	Costs (US$ million)	US$/Ton	vs. 2011 (US$ million)	Costs (US$ million)	US$/Ton
Wood	388	102	13	375	94
Energy	291	77	(42)	333	83
Pulp(1)	360	95	(188)	548	137
Chemicals	510	134	(25)	535	133
Other costs	156	41	(44)	200	50
Total	1,705	449	(286)	1,991	497

(1)                                  Pulp includes only bought-in fully bleached hardwood and softwood.

Variable manufacturing costs relate to costs of inputs which vary directly with output. The line “Other costs” in the table above relates to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group’s variable costs are impacted by sales volume, exchange rate impacts on translation of our European and South African businesses into US dollars and the underlying costs of inputs. The major contributors to variable cost movements at a Group level have been the impact of the exchange rates on translation of the European and the South African operations into the US dollar presentation currency and actual input cost escalations. See “—Principal Factors Impacting on Group Results” and “—Currency Fluctuations” for a discussion of exchange rate movements. Cost increases are driven by international commodity price increases.

An analysis of variable cost developments by region is as follows:

	Six Months Ended March 2012		Change 2012	Six Months Ended March 2011
Regional Variable Manufacturing Costs(1)	Costs (US$ million)	US$/Ton	vs. 2011 (US$ million)	Costs (US$ million)	US$/Ton
Sappi Fine Paper North America	364	535	(11)	375	526
Sappi Fine Paper Europe	995	563	(243)	1,238	621
Sappi Southern Africa	346	256	(32)	378	290

(1)                                  Regional variable manufacturing costs are pre-consolidation adjustments.

Cost management is a major focus area for the Group. We have engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies and product re-engineering initiatives to reduce raw material input costs through substitution. Product design and raw material inputs are constantly reviewed to ensure product attributes and quality meet market specifications.

Sappi Fine Paper North America

During the six months ended March 2012, variable manufacturing costs per ton increased by 2% compared to the six-month period in 2011, due to increases in purchase prices of wood and chemicals, offset to some extent by decreases in the purchase prices of pulp.

Sappi Fine Paper Europe

As a result of cost reduction actions, Sappi Fine Paper Europe experienced a significant decrease in variable manufacturing costs during the six-month period ended March 2012. Variable manufacturing cost per ton in euro terms decreased by 7% compared to the six-month period ended March 2011, mainly due to a significant decrease in pulp and consumables input costs per ton. This decrease was offset by an increase in purchased wood and chemical prices. The decrease of 9% in variable manufacturing costs per ton in US dollar terms compared to the six-month period ended March 2011 reflects the different exchange rates used for translation in the six months ended March 2012 (US$ to one EUR: 1.3299) and in the six months ended March 2011 (US$ to one EUR: 1.3645).

Sappi Southern Africa

During the six months ended March 2012, variable manufacturing input costs per ton in Rand terms slightly increased by 1% compared to the six-month period ended March 2011 due to increased chemicals and wood input costs per ton, partly offset by a decrease in energy, pulp and consumables input costs per ton. The decrease in input costs per ton in US dollar terms stems from the change in average exchange rates used for translation in the six-month period ended March 2012 (ZAR to one US$: 7.9237) and in the six-month period ended March 2011 (ZAR to one US$: 6.9476).

Fixed costs

Group

A summary of the Group’s major fixed cost components is as follows:

	Six Months Ended March 2012	Variance	Six Months Ended March 2011
Fixed Costs	Costs	Value	Costs
	(US$ million)
Personnel	563	(58)	621
Maintenance	126	(24)	150
Depreciation	185	(23)	208
Other	127	(23)	150
Total	1,001	(128)	1,129

The regional analysis which follows excludes corporate fixed costs and consolidation adjustments, the sum of which is not material.

	Six Months Ended March 2012	Variance	Six Months Ended March 2011
Fixed Costs	Costs	Value	Costs
	(US$ million)
Sappi Fine Paper North America	229	(11)	240
Sappi Fine Paper Europe	509	(74)	583
Sappi Southern Africa	263	(43)	306

Sappi Fine Paper North America

Fixed costs decreased by US$11 million or 5% in the six months ended March 2012 compared to the six months ended March 2011. This decrease was mainly due to a decrease in inventory during the six months ended March 2011 compared to an increase in inventory during the six months ended March 2012.

Sappi Fine Paper Europe

Fixed costs decreased by €45 million or 10% in the six months ended March 2012 compared to the six months ended March 2011. This decrease was the result of cost reduction and restructuring actions implemented in the European business, including the closure of our Biberist mill. In US Dollar terms fixed costs decreased by 13% in the six months ended March 2012 compared to the same period in 2011.

Sappi Southern Africa

Fixed costs decreased in Rand terms by 2% from ZAR2,126 million to ZAR2,084 million, in the six months ended March 2012 compared to the six months ended March 2011. This decrease reflects some of the benefits from the restructuring of the Southern African paper business announced in fiscal 2011. The restructuring includes streamlining sales and marketing and other central administration functions and services. The 14% decrease in fixed costs in US Dollar terms also reflects the different average exchange rates used for translation in the six-month period ended March 2012 (ZAR to one US$: 7.9237) and in the six-month period ended March 2011 (ZAR to one US$: 6.9476).

Net Finance Costs

Finance costs for the six-month periods ended March 2012 and March 2011 may be analyzed as follows:

	Six Months Ended March
Finance Costs	2012	2011
	(US$ million)
Finance costs	117	161
Finance revenue	(6)	(6)
Net interest	111	155
Finance cost capitalized	(2)	—
Net foreign exchange gains	(2)	(7)
Net fair value gain on financial instruments	(2)	(9)
Net finance costs	105	139

Net interest (finance costs less finance revenue) in the six months ended March 2012 of US$111 million was significantly lower compared to US$155 million in the six months ended March 2011 following the refinancing concluded in fiscal 2011 and the use of cash to repay higher cost debt.

Finance cost capitalized relates to our chemical cellulose expansion project in South Africa.

The US$2 million net foreign exchange gain in the six-month period ended March 2012 and the US$7 million net foreign exchange gain in the corresponding period in 2011 were mainly due to the unwinding or Rand/US dollar foreign exchange positions to cover exports from the South African business denominated in US dollars. The Group’s policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group’s foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

The US$2 million net fair value gain on financial instruments in the six-month period ended March 2012 and the US$9 million net fair value gain on financial instruments in the corresponding period in 2011 were mainly due to the net impact of currency and interest rate movements after hedge accounting for certain interest rate and currency swaps the Group has entered into in order to manage the interest and currency exposure on internal and external loans.

Taxation

	Six Months Ended March
	2012	2011
	(US$ million)
Profit (loss) before taxation	122	(19)
Taxation at the average statutory tax rates	37	4
Net exempt income and non-tax deductible expenditure	(16)	(14)
Deferred tax asset not recognized	17	55
Utilization of previously unrecognized tax assets	(18)	(25)
Prior year adjustments	(1)	(3)
Other taxes	—	1
Taxation charge	19	18
Effective tax rate	16%	(95)%

With a profit before taxation of US$122 million, the total taxation charge to the income statement of US$19 million corresponds to an effective tax rate of 16% for the six-month period ended March 2012.

Profit (loss)

Profit for the period of US$103 million for the six months ended March 2012 compared to a net loss for the period of US$37 million for the six months ended March 2011. The main reason for the change in the first half of fiscal 2012 compared to the first half of fiscal 2011 was the adverse impact on profit of the unfavorable special items of US$144 million in the six months ended March 2011 and the lower net finance costs in the six months ended March 2012 compared to the same period in 2011.

Comparison of Fiscal 2011, 2010 and 2009

Overview

This overview of the Group’s operating results is intended to provide context to the discussion and analysis which follow. General trends are highlighted below, with a detailed discussion and analysis in separate sections that follow. The Group’s results for fiscal 2009 reflect the Acquired Business from December 31, 2008, the date of the closing of the Acquisition.

The key indicators of the Group’s operating performance are:

Key figures	2011	2010	2009
	(US$ million)
Sales	7,286	6,572	5,369
Operating profit (loss)	86	341	(73)
Special items—losses (gains)	318	(2)	106
Operating profit excluding special items	404	339	33

The following table reconciles operating profit excluding special items to profit (loss) for the period.

	Year Ended September
	2011	2010	2009
	(US$ million)
Profit (loss) for the period	(232)	66	(177)
Taxation charge (benefit)	11	20	(41)
Net finance costs	307	255	145
Operating profit (loss)	86	341	(73)
Special items—losses (gains)	318	(2)	106
Operating profit excluding special items	404	339	33
Plantation price fair value adjustment—loss (gain)	16	(31)	67
Restructuring charges	135	46	34
Profit on disposal of property, plant & equipment	(1)	(5)	(1)
Asset impairments (impairment reversals)	167	(10)	79
Alternative fuel mixture tax credits	—	(51)	(87)
Integration costs	—	—	3
Insurance recoveries	(10)	(1)	—
BEE transaction charge	5	23	—
Fire, flood, storm and related events	6	27	11
Total special items	318	(2)	106

Movements in operating profit and operating profit excluding special items are explained below.

Segment contributions to operating profit were as follows:

Operating Profit (Loss)	2011	2011 vs. 2010	2010	2010 vs. 2009	2009
	(US$ million)
Sappi Fine Paper North America	136	(44)	180	127	53
Sappi Fine Paper Europe	(71)	(143)	72	139	(67)
Sappi Southern Africa	63	(49)	112	166	(54)
Unallocated and eliminations	(42)	(19)	(23)	(18)	(5)
Total	86	(255)	341	414	(73)

Special items (Gain) Loss	2011	2010	2009
	(US$ million)
Sappi Fine Paper North America	(7)	(56)	(55)
Sappi Fine Paper Europe	139	4	79
Sappi Southern Africa	136	22	72
Unallocated and eliminations	50	28	10
Total	318	(2)	106

Operating Profit (Loss) excluding special items	2011	2011 vs. 2010	2010	2010 vs. 2009	2009
	(US$ million)
Sappi Fine Paper North America	129	5	124	126	(2)
Sappi Fine Paper Europe	68	(8)	76	64	12
Sappi Southern Africa	199	65	134	116	18
Unallocated and eliminations	8	3	5	—	5
Total	404	65	339	306	33

Special items for the Group in fiscal 2011, fiscal 2010 and fiscal 2009 are generally summarized below:

Plantation price fair value:  The impact was a negative US$16 million in fiscal 2011, a positive US$31 million in fiscal 2010 and a negative US$67 million in fiscal 2009.

Impairment and restructuring charges:  In fiscal 2011 operating profit was negatively impacted by asset and investment impairments of US$167 million. The asset and investment impairments included US$57 million related to the closure of our Biberist Mill in Europe, US$10 million related to the closure of our Adamas Mill in South Africa, US$49 million related to asset impairments in our Southern African Paper and Paper Packaging business, where production was curtailed, and US$45 million impairment of part of our investment in equity accounted associates and joint ventures. In fiscal 2010 operating profit was positively impacted by asset impairment reversals of US$10 million, which comprised the reversal of a portion of the fiscal 2009 impairment of the coated mechanical paper business in Europe that had negatively impacted operating profit in that year (US$74 million). Fiscal 2009 operating profit was further negatively impacted by the impairment of the Usutu Mill in southern Africa (US$5 million).

In fiscal 2011 operating profit was negatively affected by restructuring charges of US$135 million. These restructuring charges related to mill closures and other restructuring actions mainly in our European business (US$89 million) and our Southern African business (US$44 million). In fiscal 2010 operating profit was negatively impacted by restructuring charges of US$46 million, which related to the closure of the Usutu Mill in southern Africa and the Kangas Mill in Europe. In fiscal 2009 operating profit was negatively impacted by restructuring charges of US$34 million which related mostly to the closure of the Muskegon Mill in the United States.

Alternative fuel mixture tax credits:  During fiscal 2010, the Company filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$51 million and US$87 million, net of fees and expenses and has reflected such amounts in the accompanying Group income statement in “Other operating expenses (income)”. Cash received, net of fees and expenses paid by the Company during fiscal 2010 and 2009 totaled US$73 million and US$65 million, respectively. No receivables related to alternative fuel mixture credits were outstanding at the end of fiscal 2010. The Company considers the tax credits earned in fiscal 2010 and fiscal 2009 as fully taxable and treated them as such in the calculation of its tax provision in the consolidated financial statements.

On October 15, 2010, the Internal Revenue Service (“IRS”) issued additional guidance on this topic, indicating that a taxpayer who received cash refunds under the alternative fuel tax program, can also receive the tax credit under the Cellulosic Biofuels Producer Credit (“CBPC”) on those black liquor volumes for which it had not previously collected the cash refund. The company can make this election to file for the CBPC tax credits through fiscal 2013, with respect to eligible biofuels produced in 2009.

BEE charges:  Charges related to a BEE transaction completed during fiscal 2010 amounted to US$5 million in fiscal 2011 and US$23 million in fiscal 2010.

Fire, Flood and Storm Damage:  During fiscal 2011 operating profit was positively impacted by insurance recoveries of US$10 million related to the fire in the Stockstadt mill in Europe which occurred during fiscal 2010. The insurance recoveries were offset by costs incurred in fiscal 2011 related to the same fire.

During fiscal 2010 operating profit was negatively impacted by a fire in our Stockstadt mill in Europe (US$21 million) and storm damage to various southern African business units (US$5 million).

During fiscal 2009 the southern African business experienced devastating fires across a wide area of afforested land and some flooding at the Saiccor mill. The cost of these damages was US$10 million in fiscal 2009.

Group

Comparing fiscal 2011 with fiscal 2010

Our operating profit declined to US$86 million in fiscal 2011 from US$341 million in fiscal 2010.

Operating profit in fiscal 2011 was negatively affected by net special items of US$318 million compared to a positive impact of net special items in fiscal 2010 of US$2 million. Special items in fiscal 2011 included an unfavorable plantation fair value price adjustment (US$16 million), restructuring charges (US$135 million) and asset impairments (US$167 million).

Operating profit excluding special items increased in fiscal 2011 to US$404 million from US$339 million in fiscal 2010. This significant improvement was mainly due to increased demand in sales volumes and increased average selling prices for some of our major products.

Comparing fiscal 2010 with fiscal 2009

The operating loss of US$73 million recorded in fiscal 2009 improved to an Operating profit of US$341 million in fiscal 2010.

Operating profit in fiscal 2010 was positively affected by net special items of US$2 million compared to a negative impact of net special items in fiscal 2009 of US$106 million. Special items in fiscal 2010 included a favorable plantation fair value price adjustment (US$31 million), asset impairment reversals (US$10 million) and alternative fuel mixture tax credits earned in North America (US$51 million). These positive special items were offset by restructuring charges (US$46 million), BEE charges (US$23 million) and fire and flood damage (US$27 million).

Operating profit excluding special items increased in fiscal 2010 to US$339 million from US$33 million in fiscal 2009. This significant improvement was mainly due to increased demand and sales volumes in the Group’s major markets and increased average selling prices for some of our major products.

Sappi Fine Paper North America

Key figures	2011	2010	2009
	(US$ million)
Operating profit	136	180	53
Profit on disposal of property, plant & equipment	(2)	(3)	—
Asset impairment reversals	(3)	(2)	—
Alternative fuel mixture tax credits	—	(51)	(87)
Restructuring provisions (released) raised	(2)	—	31
Fire, flood, storm and related events	—	—	1
Operating profit (loss) excluding special items	129	124	(2)

Comparing fiscal 2011 with fiscal 2010

Operating profit decreased from US$180 million in fiscal 2010 to US$136 million in fiscal 2011.

The operating profit for fiscal 2011 included favorable net special items of US$7 million as shown in the table above.

Operating profit excluding special items improved to US$129 million in fiscal 2011 from US$124 million in fiscal 2010. This improvement was mainly due to increased sales volumes and increased average selling prices partially offset by increased manufacturing costs.

Comparing fiscal 2010 with fiscal 2009

Operating profit increased from US$53 million in fiscal 2009 to US$180 million in fiscal 2010.

The operating profit for fiscal 2010 included favorable net special items of US$56 million and consisted mainly of alternative fuel mixture tax credits earned (US$51 million).

Operating profit excluding special items improved to US$124 million in fiscal 2010 from an operating loss excluding special items in fiscal 2009 of US$2 million. This significant improvement was mainly due to increased sales volumes, a reduction in variable cost per ton and a reduction in fixed costs.

Sappi Fine Paper Europe

Key figures	2011	2010	2009
	(US$ million)
Operating (loss) profit	(71)	72	(67)
(Profit) loss on disposal of property, plant & equipment	—	(2)	1
Asset impairments (impairment reversals)	57	(10)	74
Insurance recoveries	(11)	(22)	—
Restructuring provisions raised	89	17	1
Fire, flood, storm and related events	4	21	—
Integration costs	—	—	3
Operating profit excluding special items	68	76	12

Comparing fiscal 2011 with fiscal 2010

Operating profit declined from an operating profit of US$72 million in fiscal 2010 to an operating loss of US$71 million in fiscal 2011.

The operating loss for fiscal 2011 included unfavorable net special items of US$139 million which included asset impairments related to the closure of the Biberist Mill and restructuring charges (US$89 million) which were partially offset by insurance recoveries (US$11 million).

Operating profit excluding special items decreased to US$68 million in fiscal 2011 from an operating profit excluding special items in fiscal 2010 of US$76 million. This decline was due to increased input cost pressure and competition in all our major markets.

Comparing fiscal 2010 with fiscal 2009

Operating profit improved from a loss of US$67 million in fiscal 2009 to an operating profit of US$72 million in fiscal 2010.

The operating profit for fiscal 2010 included unfavorable net special items of US$4 million which included restructuring charges for the closure of the Kangas mill (US$17 million), costs related to fire damage at our Stockstadt mill (US$21 million) which were partially offset by insurance recoveries (US$22 million) and the reversal of asset impairment charges (US$10 million).

Operating profit excluding special items improved to US$76 million in fiscal 2010 from an operating profit excluding special items in fiscal 2009 of US$12 million. This significant improvement was mainly due to improved market demand for our products which lead to increased sales volumes, partially offset by increases in variable costs and fixed costs.

Sappi Southern Africa

Key figures	2011	2010	2009
	(US$ million)
Operating profit (loss)	63	112	(54)
Plantation price fair value adjustment	16	(31)	67
Loss (profit) on disposal of property, plant & equipment	1	—	(2)
Asset impairments	68	2	5
Insurance recoveries	—	—	(10)
Restructuring provisions raised	45	23	2
Fire, flood, storm and related events	1	5	10
BEE transaction charge	5	23	—
Operating profit excluding special items	199	134	18

Comparing fiscal 2011 with fiscal 2010

Operating profit decreased from an operating profit of US$112 million in fiscal 2010 to an operating profit of US$63 million in fiscal 2011.

The operating profit for fiscal 2011 included unfavorable net special items of US$136 million which consisted mainly of an unfavorable plantation price fair value adjustment (US$16 million), asset impairments (US$68 million) and restructuring charges (US$45 million). The asset impairments included US$10 million related to the closure of our Adamas Mill and US$49 million related to impairments of assets in our paper and paper packaging business where we have decided to cease production of certain products. The restructuring charges relate to our revised strategy for our South African paper and paper packaging business.

Operating profit excluding special items improved to US$199 million in fiscal 2011 from an operating profit excluding special items in fiscal 2010 of US$134 million. This significant improvement was mainly due to increased sales volumes and average selling prices in our chemical cellulose business partially offset by increased variable input cost per ton and increased fixed costs for the Southern African business as a whole. In fiscal 2011, all of the operating profits excluding special items of Sappi Southern Africa were generated by our Saiccor Mill, with the paper and paper packaging business making a loss.

Comparing fiscal 2010 with fiscal 2009

Operating profit improved from a loss of US$54 million in fiscal 2009 to an operating profit of US$112 million in fiscal 2010.

The operating profit for fiscal 2010 included unfavorable net special items of US$22 million which consisted mainly of a favorable plantation price fair value adjustment (US$31 million), offset by BEE charges (US$23 million) and restructuring charges for the closure of the Usutu Mill (US$23 million).

Operating profit excluding special items improved to US$134 million in fiscal 2010 from an operating profit excluding special items in fiscal 2009 of US$18 million. This significant improvement was mainly due to increased sales volumes in our chemical cellulose business, increased average selling prices for our pulp and paper operations and a decrease in variable input cost per ton, which were partially offset by an increase in fixed costs.

Movements in the sales, variable cost and fixed cost components of operating profit are explained below.

Sales

Group

An analysis of sales movements in fiscal 2011, 2010 and 2009 is presented below:

Sales Volume	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(‘000 tons)
Sappi Fine Paper North America	1,436	82	1,354	80	1,274
Sappi Fine Paper Europe(1)	3,845	49	3,796	840	2,956
Sappi Southern Africa
Pulp & Paper	1,700	(51)	1,751	91	1,660
Forestry	917	(76)	993	176	817
Total Sappi Southern Africa	2,617	(127)	2,744	267	2,477
Total	7,898	4	7,894	1,187	6,707

Sales Value	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(US$ million)
Sappi Fine Paper North America	1,520	147	1,373	78	1,295
Sappi Fine Paper Europe(1)	3,965	327	3,638	743	2,895
Sappi Southern Africa
Pulp & Paper	1,721	233	1,488	364	1,124
Forestry	80	7	73	18	55
Total Sappi Southern Africa	1,801	240	1,561	382	1,179
Total	7,286	714	6,572	1,203	5,369

(1)                                  Fiscal 2009 includes nine months contribution of the Acquired Business.

The main factors impacting sales are volume, price, product sales mix and currency exchange rate movements. The South African and European businesses transact in Rand and euro, respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rate from local currency to US dollars during the periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted sales positively by US$210 million in fiscal 2011 and positively by US$263 million in fiscal 2010. An analysis of the drivers of sales movements is presented below:

Sales Value Variance Analysis	2011 vs. 2010	2010 vs. 2009
	(US$ million)
Exchange rate effects	210	263
Volume change effects	3	951
Price and product mix effects	501	(11)
Total	714	1,203

Comparing fiscal 2011 with fiscal 2010

Sales for fiscal 2011 were US$7,286 million, an increase of 11% compared to fiscal 2010. This increase was primarily driven by increased average selling prices and improved product sales mix in the paper and pulp businesses. Sales in fiscal 2011 also included a positive currency translation impact of US$210 million.

Average selling prices realized by the Group in fiscal 2011 were 11% higher in US dollar terms than the average selling prices realized in fiscal 2010, as a result of an increase in pulp selling prices and increased average coated paper prices in our European and North American businesses. The average world benchmark NBSK pulp price increased by 11% in fiscal 2011 compared to fiscal 2010.

In fiscal 2011, sales volume for the Group was almost equal to the sales volume in fiscal 2010.

Comparing fiscal 2010 with fiscal 2009

Sales for fiscal 2010 were US$6,572 million, an increase of 22% compared to fiscal 2009. This increase was driven primarily by improved demand in all our major markets leading to increased sales volumes. Another reason for the increase in sales was that the Acquired Business was included for twelve months in fiscal 2010 compared to 9 months in fiscal 2009. Sales also included a positive currency translation impact of US$263 million.

Average selling prices realized by the Group in fiscal 2010 were 4% higher in US dollar terms than the average selling prices realized in fiscal 2009, mainly as a result of an increase in pulp selling prices. The average world benchmark NBSK pulp price increased by 36% in fiscal 2010 compared to fiscal 2009.

In fiscal 2010, sales volume for the Group was approximately 18% higher than in fiscal 2009. Excluding the sales volume of the Acquired Business, our sales volume increased by 13% compared to fiscal 2009.

Sappi Fine Paper North America

Comparing fiscal 2011 with fiscal 2010

Sales increased by 11% from US$1,373 million in fiscal 2010 to US$1,520 million in fiscal 2011. Sappi Fine Paper North America’s sales volumes increased by 6% when compared to fiscal 2010 as a result of improved demand for market pulp and increased coated paper sales, despite a weaker demand in that market. Average selling prices realized in fiscal 2011 of US$1,058/ton were 4% higher than the US$1,014/ton achieved in fiscal 2010.

Comparing fiscal 2010 with fiscal 2009

Sales increased by approximately 6% from US$1,295 million in fiscal 2009 to US$1,373 million in fiscal 2010. Sappi Fine Paper North America’s sales volumes increased by 6% when compared to fiscal 2010 primarily as a result of increased coated paper sales, despite a weaker demand in that market. Average selling prices realized in fiscal 2010 of US$1,014/ton were slightly lower than the US$1,016/ton achieved in fiscal 2009.

Sappi Fine Paper Europe

Comparing fiscal 2011 with fiscal 2010

Sappi Fine Paper Europe experienced strengthening market conditions during the first half of fiscal 2011. The second half of fiscal 2011 was however affected by a deteriorating economic environment which had a negative impact on volumes and sales prices. Overall sales volumes ended fiscal 2011 in-line with fiscal 2010.

Although our average selling prices realized in euro and US dollar terms increased from €702 (US$958) per ton in fiscal 2010 to €739 (US$1,031) per ton in fiscal 2011, average selling prices realized during the last fiscal quarter of 2011 were below the average for fiscal 2011.

Comparing fiscal 2010 with fiscal 2009

Market conditions improved for all Sappi Fine Paper Europe products during fiscal 2010 compared to the fiscal 2009 year. In fiscal 2010, sales volumes, including the Acquired Business for twelve months, were 28% higher than the sales volume in fiscal 2009, which included nine months of the Acquired Business. Excluding the sales volume of the Acquired Business, sales volume for fiscal 2010 increased by 20% compared to fiscal 2009.

Despite the improvement in market conditions, selling prices only started rising in the last six months of fiscal 2010. The average selling price in euro terms for the last quarter of fiscal 2010 was €753/ton compared to an average selling price of €677/ton in the last quarter of fiscal 2009.

Overall, average selling prices during fiscal 2010, in both euro and US dollar terms were lower than those achieved in fiscal 2009. Average realized prices in euro terms decreased from €717/ton in fiscal 2009 to €702/ton in fiscal 2010. Average selling prices realized in US dollar terms in fiscal 2009 were US$979/ton compared to US$958/ton for fiscal 2010.

Sappi Southern Africa

Comparing fiscal 2011 with fiscal 2010

Sales from the southern African pulp and paper operations increased by 16% in US dollar terms or 7% in Rand terms in fiscal 2011 (US$1,721 million; ZAR11,974 million) compared to fiscal 2010 (US$1,488 million; ZAR11,148 million). The higher increase in sales in US dollar terms was largely due to the difference in average exchange rates used to translate Rand sales to US dollar in fiscal 2010 (ZAR to one US$: 7.49) and 2011 (ZAR to one US$: 6.96).

Sales volumes for the southern African pulp and paper operations decreased by 3% in fiscal 2011 compared to fiscal 2010. Demand for chemical cellulose products was strong in fiscal 2011 and sales volume for the Sappi Chemical Cellulose business increased by 9% compared to fiscal 2010. The sales volumes for the Sappi Paper and Paper Packaging business declined by 10% compared to fiscal 2010, due to weak market conditions and strong competition from imported products due to the strengthening of the Rand against the US dollar during fiscal 2011.

A major determinant of sales pricing in the chemical cellulose business is the NBSK pulp market price. During fiscal 2011, the average NBSK pulp price increased by 11% from an average of US$885/ton in fiscal 2010 to an average of US$978/ton in fiscal 2011. During fiscal 2011, our average chemical cellulose selling prices in US dollar terms increased by 21% compared to fiscal 2010, but increased by only 12% in Rand terms due to the strengthening of the Rand against the US dollar during fiscal 2011.

Average selling prices realized in the Sappi Paper and Paper Packaging business increased by 14% in US dollar terms and by 6% in Rand terms compared to fiscal 2010.

Sales of our Sappi Forests business increased by 10% in US dollar terms or 2% in Rand terms in fiscal 2011 (US$80 million; ZAR557 million) compared to fiscal 2010 (US$73 million; ZAR547 million). The sales volumes of the Sappi Forests business decreased by 8% in fiscal 2011 compared to fiscal 2010. Average selling prices of timber, in Rand terms, increased by 9% in fiscal 2011 compared to fiscal 2010 due to decreased timber availability.

Comparing fiscal 2010 with fiscal 2009

Sales from the southern African pulp and paper operations (excluding Sappi Forests) increased by 32% in US dollar terms or 10% in Rand terms in fiscal 2010 (US$1,488 million; ZAR11,148 million) compared to fiscal 2009 (US$1,124 million; ZAR10,131 million). The increase in sales in US dollar terms was largely due to the difference in average exchange rates used to translate Rand sales to US dollar in fiscal 2009 (ZAR to one US$:9.01) and 2010 (ZAR to one US$:7.49).

Sales volumes for the southern African pulp and paper operations increased by 5% in fiscal 2010 compared to fiscal 2009. Demand for chemical cellulose products was significantly better in fiscal 2010 than during fiscal 2009 and sales volume for the Sappi Chemical Cellulose business increased by 22% compared to fiscal 2009. The sales volumes for the Sappi Paper and Paper Packaging business declined by 3% compared to fiscal 2009, despite market conditions and demand being better than in fiscal 2009. This comparison includes the closure of the Usutu Mill in January 2010 and the resulting loss of sales volume. Excluding the fiscal 2009 sales volumes of the Usutu Mill, sales volumes of the Sappi Paper and Paper Packaging business increased by 6% in fiscal 2010 compared to fiscal 2009.

A major determinant of sales pricing in the chemical cellulose business is the NBSK pulp market price. During fiscal 2010, the average NBSK pulp price increased by 36% from an average of US$650/ton in fiscal 2009 to an average of US$885/ton in fiscal 2010. During fiscal 2010, our average chemical cellulose selling prices in US dollar terms increased by 26% compared to fiscal 2009, but increased by only 11% in Rand terms due to the strengthening of the Rand to the US dollar during fiscal 2010.

Average selling prices realized in the Sappi Paper and Paper Packaging business increased by 20% in US dollar terms and by 4% in Rand terms compared to fiscal 2009.

Sales of our Sappi Forests business increased by 33% in US dollar terms or 10% in Rand terms in fiscal 2010 (US$73 million; ZAR547 million) compared to fiscal 2009 (US$55 million; ZAR496 million). The sales volumes of the Sappi Forests business increased by 22% in fiscal 2010 compared to fiscal 2009. Average selling prices of timber, in Rand terms, decreased by 9% in fiscal 2010 compared to fiscal 2009 due to increased timber availability.

Operating expenses

In the analyses which follow, cost per ton has been based on sales tons. An analysis of the Group operating expenses is as follows:

Operating Costs	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(US$ million)
Variable Costs
Delivery	597	50	547	93	454
Manufacturing	3,962	501	3,461	619	2,842
Total Variable Costs	4,559	551	4,008	712	3,296
Fixed Costs	2,296	138	2,158	184	1,974
Price Fair value plantation	16	47	(31)	(98)	67
Impairment (impairment reversals)	167	177	(10)	(89)	79
Restructuring	135	89	46	12	34
Alternative fuel mixture tax credits	—	51	(51)	36	(87)
Fire, flood, storm and related events	6	(21)	27	16	11
BEE charge	5	(18)	23	23	—
Insurance recoveries	(10)	(9)	(1)	(1)	—
Other operating costs	26	(36)	62	(6)	68
Total	7,200	969	6,231	789	5,442

See “—Operating Results” for the line items plantation fair value pricing adjustment, impairment, alternative fuel mixture tax credits, restructuring and fire and flood damage.

Variable and fixed costs are analyzed in more detail below.

Variable manufacturing costs

Group

The table below sets out the major components of the Group’s variable manufacturing costs.

	2011			2010			2009
Variable Manufacturing Costs	Costs	US$/Ton	Change 2011 vs. 2010	Costs	US$/Ton	Change 2010 vs. 2009	Costs	US$/Ton
	(US$ million)
Wood	773	98	149	624	79	54	570	85
Energy	670	85	59	611	77	47	564	84
Pulp(1)	987	125	80	907	115	382	525	78
Chemicals	1,117	141	92	1,025	130	186	839	125
Other costs	415	53	121	294	37	(50)	344	51
Total	3,962	502	501	3,461	438	619	2,842	423

(1)                                  Pulp includes only bought-in fully bleached hardwood and softwood.

Variable manufacturing costs relate to costs of inputs which vary directly with output. The line “Other costs” in the table above relates to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group’s variable costs are impacted by sales volume, exchange rate impacts on translation of our European and South African businesses into US dollars, and the underlying costs of inputs. The major contributors to variable cost movements at a Group level have been the impact of the exchange rates on translation of the European and the South African operations into the US dollar presentation currency and actual input cost escalations. See “—Principal Factors Impacting our Group Results” and “—Currency Fluctuations” for a discussion of exchange rate movements. Cost increases are largely driven by international commodity price increases.

An analysis of variable cost developments by region is as follows:

	2011			2010			2009
Regional Variable Manufacturing Costs	Costs	US$/Ton	Change 2011 vs. 2010	Costs	US$/Ton	Change 2010 vs. 2009	Costs	US$/Ton
	(US$ million)
Sappi Fine Paper North America	757	527	104	653	482	(7)	660	518
Sappi Fine Paper Europe	2,407	626	282	2,125	560	547	1,578	534
Sappi Southern Africa	798	305	115	683	249	79	604	244

Cost management is a major focus area for the Sappi group. The company has engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies, improvement of production processes and product re-engineering initiatives to reduce raw material input costs through substitution of high cost raw materials with low cost raw materials. Product design and raw material inputs are constantly reviewed to ensure that product attributes and quality meet market specifications.

Sappi Fine Paper North America

Comparing fiscal 2011 with fiscal 2010

During fiscal 2011, variable manufacturing costs per ton increased by 9% from US$482 per ton to US$527 per ton in fiscal 2011. Wood, energy, pulp and chemical input prices were higher in fiscal 2011 compared to fiscal 2010; however, many procurement and manufacturing initiatives have helped mitigate the input cost increases.

Comparing fiscal 2010 with fiscal 2009

During fiscal 2010, variable manufacturing costs per ton decreased by 7% compared to fiscal 2009 due to decreases in purchase prices of wood, energy and chemicals, partially offset by an increase in pulp input costs.

Sappi Fine Paper Europe

Comparing fiscal 2011 with fiscal 2010

Sappi Fine Paper Europe experienced significant variable manufacturing cost pressure during fiscal 2011. Variable manufacturing costs per ton in euro terms in fiscal 2011 increased from €410 to €449 or by 10% from fiscal 2010, mainly due to the increases in wood costs and the cost of fillers and consumables, including machine clothing. In US Dollar terms the increase in variable manufacturing costs per ton from fiscal 2010 to fiscal 2011 was 12%.

Comparing fiscal 2010 with fiscal 2009

Sappi Fine Paper Europe experienced significant variable manufacturing cost pressure during fiscal 2010. Variable manufacturing cost per ton in euro terms increased by 5% compared to fiscal 2009, mainly due to increased pulp input costs per ton. This increase was offset to some extent by a decrease in purchased energy prices. The increase in variable manufacturing cost per ton from fiscal 2009 to fiscal 2010 in US Dollar terms was also 5% as the average US$/euro exchange rate for the two years did not change significantly.

Sappi Southern Africa

Comparing fiscal 2011 with fiscal 2010

During fiscal 2011, variable manufacturing costs per ton in Rand terms increased by 14% compared to fiscal 2010 due to increases in the prices for all raw materials and energy, driven by increases in international commodity prices. In addition to increased input material prices, production costs were also negatively impacted by a three week industry-wide strike during the year. The 22% increase in US Dollar terms in input costs per ton reflects the different average exchange rates used for translation in fiscal 2011 (ZAR to one US$: 6.96) and in fiscal 2010 (ZAR to one US$: 7.49).

Comparing fiscal 2010 with fiscal 2009

During fiscal 2010, input costs per ton in Rand terms decreased by 15% compared to fiscal 2009 mainly due to decreases in the input prices for chemicals and other input costs, driven by decreases in international commodity prices. The 2% increase in US Dollar terms in input costs per ton reflects the different average exchange rates used for translation in fiscal 2010 (ZAR to one US$: 7.49) and in fiscal 2009 (ZAR to one US$: 9.01).

Fixed costs

Group

A summary of the Group’s major fixed cost components is as follows:

Fixed Costs	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(US$ million)
Personnel	1,238	62	1,176	130	1,046
Maintenance	300	25	275	25	250
Depreciation	414	3	411	15	396
Other	344	48	296	14	282
Total	2,296	138	2,158	184	1,974

The regional analysis which follows includes corporate fixed costs and consolidation adjustments which are reallocated to the regions and are not material.

Regional Fixed Costs	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(US$ million)
Sappi Fine Paper North America	482	32	450	(29)	479
Sappi Fine Paper Europe	1,169	36	1,133	94	1,039
Sappi Southern Africa	645	70	575	119	456

Sappi Fine Paper North America

Comparing fiscal 2011 with fiscal 2010

Fixed costs in fiscal 2011 increased by US$32 million or 7% from fiscal 2010 with increased personnel costs being the largest contributor. The reduction in our inventories from fiscal 2010 had a negative impact on fixed costs of US$11 million compared to fiscal 2010, as the fixed cost component of the inventory reduction was charged to fixed costs in fiscal 2011.

Comparing fiscal 2010 with fiscal 2009

The decrease in fixed costs of US$29 million in fiscal 2010 compared to fiscal 2009 included a decrease in depreciation of US$11 million at our Somerset mill, and the benefits of ongoing cost reduction efforts in services and administration, partially offset by small increases in personnel and maintenance costs. The decrease in depreciation at the Somerset mill was due to certain assets being fully depreciated early in fiscal 2010. The increase in our inventories from fiscal 2009 had a positive impact on our fixed costs of US$13 million compared to fiscal 2009 as the fixed cost component of the inventory increase was credited to fixed costs in fiscal 2010.

Sappi Fine Paper Europe

Comparing fiscal 2011 with fiscal 2010

In fiscal 2011, fixed costs remained well controlled and increased by €9 million or 1% compared to fiscal 2010. The fixed costs increase in US dollar terms of US$36 million largely reflects the different average exchange rates used for translation in fiscal 2011 (US$ to one euro: 1.40) and in fiscal 2010 (US$ to one euro: 1.37). We have implemented fixed cost reduction programs in our European business, including the closure of our Biberist Mill this year. We expect the Biberist Mill closure and all our other fixed and variable cost reduction efforts to yield benefits of approximately €75 million per annum going forward.

Comparing fiscal 2010 with fiscal 2009

Fixed costs increased by €69 million or 9% in fiscal 2010 compared to fiscal 2009. The increase in fixed costs from fiscal 2009 to fiscal 2010 in US Dollar terms was also 9% as the average US$/euro exchange rate for the two years did not change significantly. The major portion of this increase was due to the inclusion of the Acquired Business for 12 months in fiscal 2010 compared to nine months in fiscal 2009. Excluding the Acquired Business, fixed costs increased by €19 million or 3% in fiscal 2010 compared to fiscal 2009, mainly due to increased personnel and maintenance costs.

Sappi Southern Africa

Comparing fiscal 2011 with fiscal 2010

Personnel cost is the largest component of fixed costs and remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions.

Fixed costs increased, in Rand terms, by 4% from ZAR4,311 million to ZAR4,485 million, in fiscal 2011 compared to fiscal 2010. This increase was mainly due to a 9% increase in maintenance costs and an 8% increase in personnel costs. The additional maintenance related to the restarting of manufacturing equipment in fiscal 2011 that had been mothballed in fiscal 2010. The 12% increase in US Dollar terms in fixed costs also reflects the different average exchange rates used for translation in fiscal 2011 (ZAR to one US$: 6.96) and in fiscal 2010 (ZAR to one US$: 7.49).

Comparing fiscal 2010 with fiscal 2009

Fixed costs increased, in Rand terms, by 5% from ZAR4,110 million to ZAR4,311 million, in fiscal 2010 compared to fiscal 2009. This increase was mainly due to a 7% increase in personnel costs. Maintenance and services expenses were well controlled and remained at similar levels in fiscal 2010 as compared to 2009. The 26% increase in US Dollar terms in fixed costs also reflects the different average exchange rates used for translation in fiscal 2010 (ZAR to one US$: 7.49) and in fiscal 2009 (ZAR to one US$: 9.01).

Net Finance Costs

Annual finance costs were as follows:

Finance Costs	2011	2010	2009
	(US$ million)
Finance costs	348	309	198
Finance revenue	(12)	(16)	(61)
Net interest	336	293	137
Net foreign exchange gains	(13)	(17)	(17)
Net fair value (gain) loss on financial instruments	(16)	(21)	25
Net finance costs	307	255	145

Net interest (finance costs less finance revenue) in fiscal 2011 was US$336 million compared to US$293 million in 2010 and to US$137 million in fiscal 2009. The increase in net interest in fiscal 2011 compared to fiscal 2010 was a result of breakage costs of US$43 million incurred in connection with the 2011 Refinancing. The increase in net interest in fiscal 2010 compared to fiscal 2009 was the result of higher interest rates on higher average debt following the 2009 Refinancing completed towards the end of fiscal 2009.

The US$13 million and US$17 million net foreign exchange gains in fiscal 2011 and fiscal 2010, respectively, were due to the forward points that accrued on US Dollar/Rand forward cover taken on export sales from our Southern African business. The Group’s policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group’s foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

The net fair value movement on financial instruments relates to the net impact of currency and interest rate movements, under hedge accounting for certain interest rate and currency swaps the Group entered into, in order to manage the interest and currency exposure on internal and external loans. During fiscal 2009 certain interest rate swaps were closed early in anticipation of the 2009 Refinancing and this resulted in additional swap charges. The closure of these swaps stopped the hedging relationship with the underlying debt and therefore the difference between the carrying amount and the notional amount of the debt is being amortized over the original life of the swaps. This has resulted in a gain to financial instruments of US$16 million and US$21 million for fiscal 2011 and fiscal 2010, respectively.

Taxation

	2011	2010	2009
	(US$ million)
(Loss) profit before taxation	(221)	86	(218)
Taxation at the average statutory tax rates	(49)	35	(60)
Net exempt income and non-tax deductible expenditure	(10)	(10)	(32)
Effect of tax rate changes	—	—	(3)
Deferred tax asset not recognized	110	65	72
Utilization of previously unrecognized tax assets	(41)	(54)	(22)
Secondary Tax on Companies	—	—	4
Prior year adjustments	(5)	(20)	(4)
Other taxes	6	4	4
Taxation charge (benefit)	11	20	(41)
Effective tax rate	(5)%	23%	19%

Our effective tax rate for fiscal years 2011, 2010, and 2009 was negative 5% and positive 23% and 19%, respectively. Our tax rate is affected by recurring items, such as tax rates and the amount of income in certain jurisdictions, which we expect to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. The main factors accounting for differences between our statutory income tax rate of 22% and our effective tax rate are explained below:

2011

Our tax charge for the year was US$11 million, despite incurring a Net Loss before Taxation for the Group of US$221 million (which arose mainly as a result of the Special Items charge).

In Europe, despite a US$318 million loss before tax, we incurred a small tax charge of US$4 million. This situation arose as a result of certain of our companies in Europe not booking tax relief on pre-tax losses and impairments as, in our judgment, there is not sufficient certainty that we will generate sufficient profits in those countries to recover these losses in the near future. In other countries we did incur taxable profits which resulted in the small charge for taxation in the region as a whole. We have substantial unrecognized tax losses in Austria, Finland, Belgium and The Netherlands which will substantially shield any profits earned in those countries in the future.

A US$8 million charge in North America relates mainly to US Federal Alternative Minimum Tax and taxes paid in certain of the States where we operate. At the Federal level we have substantial unrecognized tax losses which shielded most of the pre-tax profits of the business.

Southern Africa benefited from lower taxes on exports in certain countries through our Trading operations.

2010

Our tax charge for fiscal 2010 was US$20 million which was lower than taxation at the average statutory tax rates. In Europe, despite the US$150 million loss before tax, we were only able to receive tax relief of US$6 million, as certain countries in Europe did not generate sufficient pre-tax profits to recover these losses.

The US$6 million in North America related mainly to US Federal Alternative Minimum Tax and taxes paid in certain of the States in which we operate. At the Federal level we had substantial unrecognized tax losses which, in 2010, largely shielded the profits of our North American business and are expected to continue to shield them for some years to come.

The effective tax rate in southern Africa was lower than the statutory rate of 28%. Although there was no tax relief on the Broad-based Black Economic Empowerment transaction and on the Usutu Pulp Mill closure costs, profits on exports benefited from lower taxes in certain countries.

2009

Our tax benefit for fiscal 2009 was US$41 million, resulting in a tax rate of 19%. Our taxation relief was reduced because certain countries in Europe did not generate sufficient pre-tax profits to utilize the carried forward tax losses.

Profit (loss) for fiscal 2011

The company recorded a loss of US$232 million for fiscal 2011 compared to a profit of US$66 million for fiscal 2010 and a net loss of US$177 million in fiscal 2009. The main reason for the change in fiscal 2011 compared to fiscal 2010 was the adverse impact on profit of the unfavorable special items of US$318 million.

In addition, this loss, together with a large negative currency difference on translating our euro and Rand based operations into our US Dollar reporting currency and a negative adjustment related to retirement funding, led to a US$418 million reduction in our Equity in fiscal 2011 compared to fiscal 2010.

Liquidity and Capital Resources

Our principal sources of liquidity are cash holdings, cash generated from operations and availability under our credit facilities and other debt arrangements. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to maintain our assets, to expand our business whether organically or through acquisitions, to fund our working capital requirements, to service our debt and to make dividend payments. Short term debt as of March 2012 was US$366 million and included €100 million (US$133 million) drawn on the €350 million Revolving Credit Facility, a ZAR500 million (US$65 million) Public Bond in South Africa due in June 2012. The remainder of the short term debt consisted of additional short term portions of long term debt (US$90 million) and short term facilities which we expect to be able to roll on a quarterly basis (US$78 million). Based on our current level of operations we believe our cash flow from operations, available borrowings under our credit facilities, and cash and cash equivalents will be adequate to meet our liquidity needs for at least the next twelve months. On April 20, 2012, Sappi Southern Africa issued three year ZAR 750 million (US$98 million) Senior Unsecured Floating Rate Notes, the proceeds of which will be partly used to refinance the ZAR500 million (US$65 million) Public Bond maturing on June 30, 2012.

Our liquidity resources are subject to change as market and general economic conditions evolve. Decreases in liquidity could result from a lower than expected cash flow from operations, including decreases caused by lower demand for our products, weaker selling prices for our products, or higher input costs. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash, could have a significant effect on our liquidity resources. Our liquidity could also be impacted by any limitations on the availability of our existing debt and our ability to refinance existing debt or raise additional debt and the associated terms of such debt. However, at the end of fiscal 2011 and the six-month period ended March 2012 we had substantial cash and cash equivalents of US$639 million and US$453 million, respectively.

One of our targeted liquidity requirements is usually the payment of annual dividends to shareholders. Considering among others the macroeconomic and global financial market conditions and our performance in fiscal 2011, as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided in November 2011 not to declare a dividend for fiscal 2011.

Cash Flow

In fiscal 2011 and the six months ended March 2012, we retained our emphasis on cash generation and kept our maintenance capital expenditure at low levels, without compromising our asset base or our expansion activities. Our focus on managing working capital remained strong, particularly in relation to inventory levels and receivables, keeping our level of working capital in line with the level of trading activity.

	Six Months Ended March		Year Ended September
Cash Flow Summary	2012	2011	2011	2010	2009
	(US$ million)
Cash generated from operations(1)	409	467	798	737	432
Movement in working capital	(190)	(318)	(98)	(5)	152
Net finance costs paid	(101)	(154)	(256)	(194)	(81)
Taxation paid	(10)	(14)	(38)	(9)	(5)
Dividends paid	—	—	—	—	(37)
Cash retained from operating activities	108	(19)	406	529	461
Investing activities(2)	(128)	(77)	(243)	(188)	(762)
Cash generated (utilized)	(20)	(96)	163	341	(301)

(1)                                  Cash generated from operations is calculated by adding to the profit/(loss) for the period, net finance costs, taxation and various non-cash items as set out in the table below. For further information on the years ended September 2011, 2010 and 2009, see note 23 to our Group annual financial statements.

(2)                                  Investing activities in fiscal 2009 includes spending of US$590 million on the acquisition of the Acquired Business.

Total non-cash items (as set out in the table below) in the six months ended March 2012 amounted to US$204 million, compared to US$380 million in the six months ended March 2011, and in fiscal 2011 amounted to US$782 million, compared to US$469 million in fiscal 2010 and compared to US$567 million in fiscal 2009.

	Six Months Ended March		Year Ended September
Non-cash Items	2012	2011	2011	2010	2009
	(US$ million)
Depreciation	185	208	414	411	396
Fellings	39	43	82	71	69
Asset impairments (reversals) & closures	—	69	167	(10)	79
Plantation fair value—price	4	14	16	(31)	67
Plantation fair value—volume	(43)	(37)	(81)	(67)	(73)
Restructuring provisions raised	1	66	135	46	34
BEE charge	2	2	5	23	—
Other non-cash items	16	15	44	26	(5)
Total	204	380	782	469	567

Cash generated from operations

In the six months ended March 2012, we generated cash from operations of US$409 million compared to US$467 million in the same period in 2011.

Cash generated from operations increased to US$798 million in fiscal 2011 compared to US$737 million in fiscal 2010 mainly due to the US$65 million increase in operating profit excluding special items.

Cash generated from operations was US$737 million in fiscal 2010 compared to US$432 million in fiscal 2009 mainly due to the US$306 million increase in operating profit excluding special items.

Working capital

The movement in components of net working capital is as shown in the table below.

	Six Months Ended March		Year Ended September
Working capital movement	2012	2011	2011	2010	2009
	(US$ million)
Inventories	826	937	750	836	792
% sales(1)	12.8%	12.7%	10.3%	12.7%	14.8%
Receivables	752	933	831	888	858
% sales(1)	11.7%	12.6%	11.4%	13.5%	16.0%
Payables	(924)	(1,082)	(1,065)	(1,271)	(1,116)
% Cost of goods sold(1)	16.6%	16.7%	16.5%	22.0%	22.2%
Net working capital	654	788	516	453	534
Ratio of net working capital to sales	10.2%	10.7%	7.1%	6.9%	9.9%

(1)                                  Annualized from adjusted six-month data.

Optimizing the levels of our working capital was a key management focus area during fiscal 2011 and the six months ended March 2012. We regularly compare our ratio of working capital to annual sales to those of our peers, and we believe that our working capital management compares favorably in that regard, although we have identified opportunities to improve this further. Managing the average monthly level of net working capital is a large element of the management incentive scheme for all our businesses.

Net working capital expressed as a percentage of sales was lower at the end of the six months ended March 2012 than at the end of the six months ended March 2011. Comparing the average net working capital balance excluding currency impacts, over the six months ended March 2012 to the change in sales excluding currency impacts, the Group net average working capital was 16% lower than over the six months ended March 2011, while sales decreased by 9%.

Net working capital expressed as a percentage of sales was higher at the end of fiscal 2011 than fiscal 2010. Comparing the average net working capital balance excluding currency impacts, over the fiscal year to the change in sales excluding currency impacts, the Group net average working capital was 22% higher than in fiscal 2010, while sales increased by 9%.

Net working capital expressed as a percentage of sales was lower at the end of fiscal 2010 than fiscal 2009. Comparing the average net working capital balance excluding currency impacts, over the fiscal year to the change in sales excluding currency impacts, the Group net average working capital was 6% lower than in fiscal 2009, while sales increased by 17%.

As part of the Acquisition in fiscal 2009, we acquired €222 million (US$312 million) of additional working capital, which was included in the purchase price. In the three quarters following the acquisition, great efforts were made by our European division to reduce net working capital to be more in line with the lower levels of business following the global economic crisis. The US$152 million of cash released from working capital in fiscal 2009 relates mainly to working capital reduction in the European business following the Acquisition.

Capital expenditure

Cash utilized in investing activities for the six months ended March 2012 and 2011 and the period from fiscal 2009 to fiscal 2011 is as set out in the table below:

	Six Months Ended March		Year Ended September
Investing Activities	2012	2011	2011	2010	2009
	(US$ million)
Capital expenditure	134	91	262	211	176
Proceeds on disposals of non-current assets	(7)	(5)	(6)	(21)	(2)
Increase (decrease) in other non-current assets	1	(9)	(13)	(2)	(2)
Acquisition of businesses(1)	—	—	—	—	590
Total	128	77	243	188	762

(1)                                  The Acquisition by the Group of the Acquired Business on December 31, 2008.

Capital expenditure by region is as follows:

	Six Months Ended March		Year Ended September
Capital Expenditure by Region	2012	2011	2011	2010	2009
	(US$ million)
Sappi Fine Paper North America	22	31	56	42	28
Sappi Fine Paper Europe	37	32	111	95	83
Sappi Southern Africa	75	27	93	72	67
Other	—	1	2	2	(2)
Total	134	91	262	211	176

Capital expenditure excludes capitalized interest.

Our capital expenditure program varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure.

During the six months ended March 2012, our capital expenditure was US$134 million, compared to US$91 million for the six months ended March 2011. The increase in capital expenditure in the six months ended March 2012 reflected the commencement of the investments in the announced chemical cellulose expansion projects at our Ngodwana and Cloquet mills.

During fiscal 2011, our capital expenditure was US$262 million, compared to US$211 million during fiscal 2010. As part of our cash management efforts we managed capital expenditure to a strategic target without compromising the maintenance of our asset base.

During fiscal 2010, our capital expenditure, including US$9 million of plantation land purchases, was US$211 million, compared to US$176 million during fiscal 2009, which included US$1 million of plantation land purchases.

During fiscal 2009, as part of our efforts to address the impact of challenging market conditions and since we were not committed to any significant capital expenditures for expansion, we reduced capital expenditures significantly.

We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during the six months ended March 2012, fiscal 2011, fiscal 2010 and fiscal 2009 amounted to approximately US$75 million, US$213 million, US$173 million and US$147 million, respectively. The capital spending relating to maintaining investments included US$11 million, US$14 million and US$6 million in fiscal 2011, fiscal 2010 and fiscal 2009, respectively, spent in connection with reconfiguring the recovery cycle at the Somerset Mill to increase the utilization of black liquor, a renewable fuel generated as a by-product of the pulping process. The project was completed in fiscal 2011. This increase in black liquor utilization is estimated to be equivalent to the energy contained in approximately 100,000 barrels of oil per year. We achieved the expected results of lower costs, improved energy efficiency and further reduction of our carbon footprint.

Capital spending for expanding or improving our operations during the six-month periods ended March 2012 and 2011 and fiscal 2011, fiscal 2010 and fiscal 2009 amounted to approximately US$59 million, US$21 million, US$49 million, US$38 million and US$29 million, respectively.

Capital expenditure to expand or improve operations in the six months ended March 2012 reflected the commencement of the investments in the announced chemical cellulose expansion projects at our Ngodwana and Cloquet Mills.

Capital expenditure to expand or improve operations in fiscal 2011 included production process improvements across all three of our operating regions and also included expenditure on the chemical cellulose expansion project at our Ngodwana Mill.

On May 19, 2011, we announced the approximately US$350 million expansion at our Ngodwana mill which is expected to change the product portfolio of the mill to include the annual production of 210,000 tons of chemical cellulose. During November 2011, we also announced an additional investment of approximately US$170 million in our Cloquet mill in the United States, which is expected to enable the facility to produce 330,000 tons of chemical cellulose per annum. Together with our Saiccor Mill in South Africa, these investments will increase our total annual chemical cellulose production capacity to approximately 1.3 million tons. Both projects have been initiated, are progressing well and we plan to commission both projects during the 2013 calendar year.

Capital expenditure to expand operations in the fiscal years 2010 and 2009 primarily consisted of investments to improve production processes, increase our plantation land holdings and increase the capacity of and improve our Saiccor Mill in South Africa. In August 2006, we announced the expansion of the existing capacity at our Saiccor Mill, where Chemical Cellulose products are produced. The previous production capacity of the mill was approximately 600,000 metric tons per annum. This expansion increased the capacity to a maximum of 800,000 tons per annum. The increased capacity came on-line in September 2008 and became fully operational in April 2009.

Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 25 to our Group annual financial statements.

Cash generated (utilized)

Cash utilized in the six months ended March 2012 was US$20 million compared to cash utilized in the six-month period ended March 2011 of US$96 million as a result of a lower movement in working capital and lower finance costs.

Cash generated in fiscal 2011 was US$163 million compared to cash generated of US$341 million in fiscal 2010. The cash flow in fiscal 2011 was negatively impacted by higher working capital, capital expenditure and finance costs. See “—Financing Cash Flows—Summary of Certain Debt Arrangements”.

Cash generated in fiscal 2010 was US$341 million compared to cash utilized in fiscal 2009 of US$301 million, which included US$590 million spent on the Acquisition. The cash flow in fiscal 2010 was improved by US$73 million received in connection with alternative fuel mixture tax credits in our North American business.

Financing cash flows

Net financing cash outflows of US$174 million and US$296 million during the six months ended March 2012 and fiscal 2011, respectively, relate mainly to both planned and additional voluntary debt repayments.

Gross finance inflows and outflows for fiscal 2010 represent the continuous nature of our various revolving securitization programs, revolving credit facilities and other interest bearing borrowings. In fiscal 2010, cash resources were used to repay approximately US$316 million of long term interest bearing liabilities.

Net financing cash inflows during fiscal 2009 of US$707 million were positively impacted by the December 2008 rights offer raising gross proceeds of US$575 million and the completed high yield bond offerings in July 2009 raising US$300 million and €350 million, both of which are due in 2014. In addition, we successfully refinanced the outstanding €400 million OeKB loan and entered into a new Revolving Credit Facility amounting to €209 million. Total cost related to rights offering and the Refinancing amounted to US$31 million and US$78 million, respectively.

Financing

General

Debt is a major source of funding for the Group.

	Six Months Ended March		Year Ended September
Gross Debt	2012	2011	2011	2010	2009
	(US$ million)
Long term interest bearing liabilities	2,220	2,009	2,289	2,317	2,726
Short term interest bearing liabilities	366	928	449	691	601
Bank overdraft	—	—	1	5	19
Gross interest bearing liabilities	2,586	2,937	2,739	3,013	3,346

	Six Months Ended March		Year Ended September
Cash Position	2012	2011	2011	2010	2009
	(US$ million)
Cash and cash equivalents	453	567	639	792	770

Approximately 45% of total assets as of March 2012 are funded by gross debt as is shown in the table below:

	Six Months Ended March		Year Ended September
Total Assets Excluding Cash Equivalents	2012	2011	2011	2010	2009
	(US$ million)
Gross interest bearing liabilities	2,586	2,937	2,739	3,013	3,346
Shareholder’s equity	1,642	1,951	1,478	1,896	1,794
Other liabilities	1,919	2,175	2,091	2,275	2,157
Cash equivalents	(453)	(567)	(639)	(792)	(770)
Total assets excluding cash equivalents	5,694	6,496	5,669	6,392	6,527

	%
Gross interest bearing liabilities	45	45	48	46	52
Shareholder’s equity	29	30	26	30	27
Other liabilities	34	34	37	36	33
Cash equivalents	(8)	(9)	(11)	(12)	(12)
Total assets excluding cash equivalents	100	100	100	100	100

The movement in gross debt for the various periods is explained below:

	Six Months Ended March		Year Ended September
Gross Debt Movement Analysis	2012	2011	2011	2010	2009
	(US$ million)
Gross debt—beginning of period	2,739	3,013	3,013	3,346	2,679
Debt raised	3	49	910	69	1,274
Debt repaid	(175)	(223)	(1,118)	(316)	(634)
Currency & fair value impact	19	98	(66)	(86)	27
Gross debt—end of period	2,586	2,937	2,739	3,013	3,346

Debt repayments in the six months ended March 2012 relate mainly to the repayment of the ZAR1 billion (US$124 million) Public Bond in South Africa in October 2011. We focused on managing the level of our debt and repaid US$1,118 million of gross debt during fiscal 2011. The debt raised in fiscal 2011 consists mainly of the 2018 Notes, the 2021 Notes, notes issued under the Domestic Medium Term Note Program in South Africa and a €100 million drawing under the Revolving Credit Facility. Debt repayments in 2011 relate mainly to the repayment of the US$500 million 2012 Notes and the early repayment of €320 million outstanding on the OeKB Term Loan facility. These debt repayments were made using both cash resources and the funds received from the offering of the 2018 Notes and the 2021 Notes. Also included in the 2011 debt repayments is the net funding difference of US$79 million due on replacing the previous short-term receivables securitization program with a new long-term facility. Of the US$274 million decrease in gross debt in fiscal 2011, US$66 million was due to the impact of translating our European and South African debt into US dollars and other fair value adjustments.

Debt profile

Our debt is comprised of a variety of debt instruments, including committed credit facilities, local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, a commercial paper program, receivables securitization programs and finance leases. See note 20 to our Group annual financial statements.

The make-up of our gross debt for the various periods is set out in the table below:

	Six Months Ended March		Year Ended September
Debt Profile	2012	2011	2011	2010	2009
	(US$ million)
Long-term debt	2,220	2,009	2,289	2,317	2,726
Short-term debt	366	928	449	691	601
Bank overdraft	—	—	1	5	19
Gross interest bearing liabilities	2,586	2,937	2,739	3,013	3,346

Short-term debt of US$366 million includes an amount of €100 million (US$133 million) drawn on the €350 million Revolving Credit Facility and the ZAR500 million (US$65 million) Public Bond in South Africa due in June 2012. The remainder of the short term borrowings consists of the short term portion of long term debt and short term facilities which are rolled quarterly. Short-term debt of US$449 million in fiscal 2011 includes an amount of €100 million (US$134 million) drawn under the €350 million Revolving Credit Facility in July 2011, as well as the ZAR1 billion (US$124 million) Public Bond in South Africa which was settled from cash resources in October 2011. Short-term debt of US$928 million in March 2011 includes an amount of US$467 million (fiscal 2010: US$447 million; fiscal 2009: US$400 million) of securitized receivables funding under various short term revolving securitization programs. These short term programs were replaced with a single long term program in fiscal 2011 and therefore securitization receivables funding of US$345 million (fiscal 2011: US$368 million) is included within long term debt in March 2012.

The average maturity of our long term debt as at March 2012 is 4.5 years with the profile as shown below:

Gross debt maturity profile (US$ million)

As at the March 2012 and fiscal 2011 year end, short-term debt and overdraft funding was US$366 million and US$450 million, respectively, and cash and cash equivalents were US$453 million and US$639 million, respectively.

At March 2012 and September 2011 the Group had unutilized uncommitted borrowing facilities of approximately US$48 million and US$43 million, respectively, and available cash and cash equivalents of US$453 million and US$639 million, respectively. At September 2010 the unutilized uncommitted borrowing facilities was approximately US$61 million and the available cash and cash equivalents was US$792 million. The committed facilities at March 2012 and at the end of fiscal 2011 of US$520 million and US$495 million, respectively, include the €250 million undrawn portion of the €350 million Revolving Credit Facility. A portion of these committed facilities includes the unutilized portion of the long-term securitized trade receivables funding program established in August 2011. The unutilized portion is the difference between the total €330 million committed facility and the funded amount and is subject to additional eligible receivables being available for sale. As at March 2012 and September 2011, the unutilized portion was US$96 million and US$74 million, respectively.

US$345 million of the long-term debt at March 2012 and US$368 million of the long-term debt at the fiscal 2011 year end was in the form of securitized trade receivables funding under the new three year program. For further information on Group borrowing facilities secured by trade receivables, refer to note 20 to our Group annual financial statements.

In the six months ended March 2012, our financing activities concentrated on reducing gross debt by utilizing our cash resources to repay the short term portion of certain long term debt. In fiscal 2011, our financing activities concentrated on utilizing our cash resources to repay certain long-term debt, improving our debt maturity profile by arranging longer term debt to refinance a portion of our shorter term debt and replacing our short-term securitization program with a new long-term program and improving our liquidity position by increasing and extending our revolving credit facility. This was achieved by the issuance of the €250 million 2018 Notes and the US$350 million 2021 Notes, the repayment of both the US$500 million 2012 Notes and the €320 million outstanding on the OeKB Term Loan facility, the increase and extension of the €209 million revolving credit facility maturing in 2012 to a €350 million Revolving Credit Facility maturing in 2016 and entering into a new three year €360 million long-term trade receivables securitization program, the proceeds of which, together with cash on hand, were used to repay our old short-term securitization program. In fiscal 2010, our financing activities concentrated on reducing gross debt by utilizing our cash resources to repay certain long term debt.

The make-up of our gross debt by currency is shown in the following table:

Debt by currency ratio	March 2012	2011	2010	2009	2008
US$	24.8%	23.0%	24.5%	28.9%	38.1%
EUR	61.1%	59.7%	57.7%	55.1%	42.6%
ZAR	14.1%	17.3%	17.8%	16.0%	13.7%

Included in the euro denominated debt are the US$300 million 2014 Notes which have been swapped into euro.

Interest on Borrowings

Raising new debt and refinancing existing debt in the third quarter of fiscal 2011 improved the interest payable on borrowings and is the main reason for the improved interest cost in the six months ended March 2012, compared to the same period in 2011. The refinancing did, however, result in once-off breakage costs of approximately US$43 million recorded as interest paid in fiscal 2011. The refinancing in the last quarter of fiscal 2009 resulted in substantially higher margins than we were previously paying, mainly because of prevailing market conditions and our credit ratings during that period. Our interest payable on borrowings therefore increased in fiscal 2010 compared to fiscal 2009.

Interest Rate Risk

The Group has a policy of maintaining a balance between fixed and variable rate loans which enables it to minimize the impact of borrowing costs on reported earnings. Exceptions are made when fixed rates can be obtained at attractive rates, as this strategy locks in acceptable interest rates for the life of the borrowing instrument. Hedging activities in relation to borrowings are restricted to interest rate swaps and where appropriate, cross-currency swaps.

Upon issuing the US$350 million 2021 Notes, the fixed interest rate was, in April 2011, swapped into a floating interest rate using an interest rate swap. Upon issuing the US$300 million 2014 Notes, such notes were, in August 2009, swapped from fixed USD interest rates into fixed euro interest rates using an interest rate and currency swap. At the end of fiscal 2011, the ratio of gross debt at fixed and floating interest rates, after the impact of the interest rate swaps, was 65:35 compared to 80:20 at the end of fiscal 2010. The ratio of gross debt at fixed and floating interest rates at the end of the six-month period ended March 2012 was 64:36 compared to 62:38 at the end of the corresponding period in 2011.

Short term borrowings

The Group’s short-term borrowings’ position improved during the first six months of fiscal 2012 with the repayment of the ZAR1 billion (US$124 million) Public Bond in South Africa from cash resources in October 2011. The Group’s short-term borrowings’ position also improved during fiscal 2011 with the implementation of a long-term trade receivables securitization program to replace the previous short-term program.

Other than the securitization funding and the Revolving Credit Facility drawing, the short term borrowings were largely consistent throughout fiscal 2011. The Group issued no commercial paper during the six months ended March 2012, fiscal 2011 or 2010 and relies on the Revolving Credit Facility, the securitization program and cash on hand for short term liquidity requirements.

Summary of Certain Debt Arrangements

Set forth below is a summary of certain key terms of some of our significant debt arrangements. For further details on our debt arrangements, see also “Description of Other Financing Arrangements”, note 20 to our Group annual financial statements and “—Off-Balance Sheet Arrangements”.

Revolving Credit Facility.  On April 28, 2011, we amended and restated our existing revolving credit facility dated August 27, 2009. The amended and restated revolving credit facility provides for up to €350 million of borrowing availability in euro, US dollars and certain other currencies (the “Revolving Credit Facility”). As of the date of this document, we have drawn €100 million under the Revolving Credit Facility. The commitments under the Revolving Credit Facility terminate on March 28, 2016 and the annual interest rate on borrowings is calculated based on Libor or Euribor plus a funding margin varying between 1.65% and 4.75% depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. Borrowings may be made by certain subsidiaries of Sappi Limited and the Revolving Credit Facility is jointly and severally guaranteed on a senior basis by Sappi Limited, Sappi Papier Holding GmbH and certain other subsidiaries of Sappi Limited, as well as secured, together with certain of our other indebtedness, by first- priority security interests over certain assets of Sappi Limited, Sappi Papier Holding GmbH and the other subsidiary guarantors. The Revolving Credit Facility contains an interest coverage covenant, a leverage covenant and a net debt to total capitalization covenant, in each case measured at the Sappi Limited consolidated level and set at various levels in line with the long term forecast of Sappi’s results. The Revolving Credit Facility contains certain customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the Group, acquisitions or participations in joint ventures and mergers and disposals. As of March 2012, we were in compliance with these covenants.

2018 and 2021 Secured Notes.  On April 14, 2011, Sappi Papier Holding GmbH issued €250 million 6.625% Senior Secured Notes due 2018 (the “2018 Notes”) and US$350 million 6.625% Senior Secured Notes due 2021 (the “2021 Notes”). The interest on the 2018 Notes and the 2021 Notes is payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2011. The 2018 Notes and the 2021 Notes mature on April 15, 2018 and April 15, 2021, respectively. The 2018 Notes and the 2021 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited and certain other subsidiaries of Sappi Limited that will guarantee certain debt securities. The 2018 Notes and the 2021 Notes are secured by substantially the same collateral that secures the obligations under the 2014 Notes, the Revolving Credit Facility and that will secure certain debt securities. Sappi has agreed to observe certain covenants with respect to the 2018 Notes and the 2021 Notes, including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations.

OeKB Term Loan Facility.  In April 2011, we used a portion of the net proceeds from the issuance of the 2018 Notes and the 2021 Notes to repay €200 million of our OeKB Term Loan Facility. We repaid the remaining €120 million of our OeKB Term Loan balance from cash on hand in June 2011.

2014 Secured Notes.  On July 29, 2009, PE Paper Escrow GmbH, a special purpose limited liability company wholly owned by Sappi Papier Holding GmbH, issued €350 million 11.75% Senior Secured Notes due 2014 and US$300 million 12.00% Senior Secured Notes due 2014 (together, the “2014 Notes”). Interest on the 2014 Notes is payable semi-annually, commencing on February 1, 2010, and the 2014 Bonds mature on August 1, 2014. The 2014 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited, Sappi Papier Holding GmbH and certain other subsidiaries of Sappi Papier Holding GmbH, and are secured by substantially the same collateral that secures the obligations under the Revolving Credit Facility. Sappi has agreed to observe certain covenants with respect to the 2014 Notes, including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. On June 20, 2012, PE Paper Escrow GmbH commenced a tender offer to purchase up to US$300 million in aggregate principal amount of 2014 Notes for cash, which will be increased to an offer to purchase up to US$700 million equivalent in aggregate principal amount of 2014 Notes for cash (the “Tender Offer”). Tenders in respect of the 2014 Dollar Notes will be accepted in priority to tenders in respect of the 2014 Euro Notes. If less than US$700 million equivalent aggregate principal amount of 2014 Notes are purchased pursuant to the Tender Offer, we intend to redeem 2014 Dollar Notes and, if required, 2014 Euro Notes until US$700 million aggregate principal amount of 2014 Notes have been refinanced. We intend to use the proceeds of certain debt securities to finance the purchase of the 2014 Notes in the Tender Offer and, if required, to redeem 2014 Notes pursuant to the Refinancing.

Domestic Medium Term Note Program.  In June 2009, Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) combined its ZAR3 billion (US$437 million) Domestic Medium Term Note Program established in June 2006 (the “Initial Program”) with its commercial paper program established in November 2003 (“Initial CP Program”), into a new ZAR5 billion Domestic Medium Term Note Program (the “DMTN Program”) which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. On June 27, 2006, Sappi Southern Africa issued ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the “First Tranche”) under its Initial Program at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Southern Africa issued a second tranche of ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the “Second Tranche”) under the Initial Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche matured on October 14, 2011 and were repaid using the issuance proceeds of the Fourth Tranche and cash on hand. On June 30, 2009, Sappi Southern Africa issued ZAR325 million (US$41 million) and on July 13, 2009, issued ZAR175 million (US$21 million) senior unsecured fixed rate notes (collectively the “Third Tranche”) under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012. On June 28, 2011, Sappi Southern Africa issued ZAR500 million (US$73 million) senior unsecured fixed rate notes (the “Fourth Tranche”) under the DMTN Program at a fixed interest rate of 9.63%, payable semi-annually on June 28 and December 28 of each year.

The securities issued under the Fourth Tranche mature on June 28, 2016. The proceeds of the Fourth Tranche were used to partially refinance the securities issued under the Second Tranche that matured on October 14, 2011. On April 20, 2012, Sappi Southern Africa issued ZAR750 million (US$98 million) Senior Unsecured Floating Rate Notes (the “Fifth Tranche”) under the DMTN Program at a floating rate of the 3 month JIBAR plus 144 basis points, payable quarterly on January 20, April 20, July 20 and October 20 of each year commencing on July 20, 2012. The securities issued under the Fifth Tranche mature on April 20, 2015. The proceeds will be used to redeem the ZAR500 million (US$62 million) securities issued under the Third Tranche maturing on June 30, 2012 and for other debt repayments. Sappi Southern Africa has agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets.

Trade Receivables Securitization Program.  In August 2011, Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America entered a new, three-year, €360 million trade receivables securitization program to replace their prior trade receivables securitization program. Under the new program, eligible receivables are sold on a non-recourse basis by Sappi Papier Holding GmbH, Sappi Lanaken NV, Sappi Deutschland GmbH, and Sappi NA Finance LLC to Elektra Purchase No. 29 Limited (the “Purchaser”) and Sappi entities act as servicers to administer, collect and enforce the receivables purchased. The sellers have agreed to observe certain covenants, including a limitation on creating liens on any receivables. Sappi Papier Holding GmbH has guaranteed the performance by the sellers of their respective obligations under the receivables purchase agreements and the performance by the Sappi entities acting as servicers of their respective obligations under the servicing agreements pursuant to a performance guarantee with the Purchaser. The trade receivables securitization program matures in August 2014, unless it is terminated earlier. The program could be terminated in the event of certain change of control events, certain credit rating downgrades occur for Sappi Limited or if Sappi Limited fails to maintain certain financial ratios, including ratios for consolidated net debt to EBITDA, EBITDA to consolidated net interest expense, and net debt to total capitalization. As of March 2012, the external securitization funding under the trade receivables program was US$345 million.

2012 and 2032 Guaranteed Notes.  In June 2002, Sappi Papier Holding GmbH (then organized as an AG) issued US$500 million 6.75% unsecured guaranteed notes due 2012 (the “2012 Notes”) and US$250 million 7.50% unsecured guaranteed notes due 2032 (the “2032 Notes”), guaranteed by Sappi Limited and Sappi International S.A. On March 15, 2011, we purchased for cash US$150 million principal amount of our outstanding US$500 million 2012 Notes for an aggregate consideration of approximately US$160.3 million (which included accrued interest thereon of approximately US$2.5 million). Following the repurchase, the remaining outstanding principal amount of our 2012 Notes was US$350 million, which was redeemed in April 2011 with a portion of the proceeds of the issuance of the 2018 Notes and the 2021 Notes. Interest on the 2032 Notes is payable semi-annually. The indenture governing the 2032 Notes provides for an optional redemption of the 2032 Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest. The indenture governing the 2032 Notes contains events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indenture also contains certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations.

Covenants

Financial Covenants apply to US$23 million of our non-South African bank debt, the €350 million Revolving Credit Facility and our Securitization borrowings.

Separate covenants apply to certain debt in our Southern African businesses.

Our financial covenants require that:

(i)	At the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than

2.00:1 for all quarters ending from March 2011 to December 2013, 2.25:1 for all quarters ending from March 2014 to June 2014 and 2.50:1 for quarters ending September 2014 to March 2016;

(ii)

The ratio of net debt to EBITDA be not greater than 4.50:1 for all quarters ending March 2011 to December 2013, 4.25:1 for all quarters ending from March 2014 to June 2014, 4.00:1 for all quarters ending September 2014 to December 2014 and 3.75:1 for all quarters ending March 2015 to March 2016;

(iii)	The percentage of net debt to total capitalization as at the end of each quarter until March 2016, shall not exceed 65%; and

(iv)

With regard to Sappi Southern Africa (Pty) Ltd and its subsidiaries only, at the end of any fiscal quarter, the percentage of net debt to equity must not exceed 65%, and at the end of each fiscal year, the ratio of EBITDA (before special items) to net interest must not be less than 3.00:1.

The table below shows that as at March 2012 and September 2011 we were in compliance with these covenants. With regards to our financial covenants, EBITDA is defined under the relevant agreements and net debt is calculated using average exchange rates for the four quarters ended March 2012 and September 2011, respectively.

	March 2012	September 2011	Covenants
Group Covenants
Net Debt to EBITDA	2.83x	2.60x	<4.5x
EBITDA to Net Interest	3.40x	3.25x	>2.0x
Net Debt to Total Capitalization	57%	59%	<65%
Sappi Southern Africa Covenants
Net Debt to Equity	22%	21%	<65%
EBITDA to Net Interest	9.01x	7.69x	>3.0x

The Group financial covenants also apply to our securitization program, with outstanding balances of US$345 million and US$368 million at the end of March 2012 and September 2011, respectively. No Sappi Limited guarantee has been provided for these facilities.

Gearing

Gross debt to capitalization for the six months ended March 2012 and 2011 and each of the past three years was as set out below:

	Six Months Ended March		Year Ended September
	2012	2011	2011	2010	2009
	(US$ million)
Gross debt	2,586	2,937	2,739	3,013	3,346
Gross debt and equity	4,228	4,888	4,217	4,909	5,140
Gross debt to capitalization ratio	61%	60%	65%	61%	65%

Management monitors the Group’s indebtedness in the context of the complex trade-offs associated with determining an appropriate level of debt finance, namely—financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has some flexibility to delay or minimize capital expenditure (which is a major use of cash) in difficult times to reduce financial risk. As previously described in this “Liquidity and Capital Resources”, in view of the continuing difficulties in the world financial markets and macro-economic conditions, focusing on cash generation remains a priority. We are also aware that with uncertainty in financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging. The refinancing activities of 2009 and 2011 have contributed greatly to extending the Group’s debt maturity profile.

Off-Balance Sheet Arrangements

Letters of credit discounting.  To improve the Group working capital, the Group sells certain Letters of Credit to The Royal Bank of Scotland (Hong Kong) and DBS Bank (London) every fiscal month-end on a non-recourse basis.

Scheck-Wechsel.  The Scheck-Wechsel is a financial guarantee supplied by Sappi to the bank of a customer who wishes to obtain a loan to finance early payment of specified trade receivables owed to us (thereby benefiting from an early settlement discount). By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer.

This financial guarantee contract is initially recognized at fair value. At inception the risk for Sappi having to reimburse the bank is nil because there is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck Wechsel is a short term instrument (maximum 90 days). Therefore, the fair value at inception is zero. Subsequently, the financial guarantee contract shall be measured at the higher of:

(i)             The amount determined in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”; and

(ii)          The amount initially recognized less any cumulative amortization.

As no default event has occurred, no provision is set up and the fair value at the end of fiscal 2011 and as of March 2012 remains zero. However, according to IAS 37 a contingent liability as of March 2012 of US$34 million (March 2011: US$29 million) and as of September 2011 of US$32 million (2010: US$29 million) was disclosed in this respect.

Sappi Southern Africa securitization facility.  Sappi sells the majority of its Rand receivables to Rand Merchant Bank Limited, which issues commercial paper to finance the purchase of such receivables. Sappi does not guarantee the recoverability of any amounts, but shares proportionately with Rand Merchant Bank Limited the credit risk of each underlying receivable, after all recoveries, including insurance recoveries, with Sappi bearing 15% of such risk (and Rand Merchant Bank Limited the remainder). Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off-balance sheet arrangement.

The total amount of trade receivables sold at the end of the six-month period ended March 2012 amounted to US$121 million (six-month period ended March 2011: US$138 million). The total amount of trade receivables sold at the end of September 2011 amounted to US$121 million (September 2010: US$215 million). Details of the securitization program at the end of fiscal 2011 and 2010 are disclosed in the tables below.

If this securitization facility was to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of the 15% credit risk described above. There are a number of events which may trigger termination of the facility, amongst others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally, however, future trade receivables would be recorded on-balance sheet until a replacement agreement was entered into.

Details of the securitization facility are set out below:

Bank	Currency	Value	Facility		Discount charges
March 2012
Rand Merchant Bank	ZAR	ZAR926 million	Unlimited	*	Linked to 3 month JIBAR
March 2011
Rand Merchant Bank	ZAR	ZAR927 million	Unlimited	*	Linked to 3 month JIBAR
September 2011
Rand Merchant Bank	ZAR	ZAR979 million	Unlimited	*	Linked to 3 month JIBAR
September 2010
Rand Merchant Bank	ZAR	ZAR1,510 million	Unlimited	*	Linked to 3 month JIBAR

*                                         The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the bank.

Details of the on-balance sheet securitization facilities that are applicable to our non-South African businesses, being Sappi Trading, Sappi Fine Paper North America and Sappi Fine Paper Europe, are described in notes 16 and 20 of our Group annual financial statements.

For details of operating leases please refer to note 25 of our Group annual financial statements.

Contractual Obligations

We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group annual financial statements as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2011 that could be quantified.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(US$ millions)
On-Balance Sheet
Long-term debt obligations(1)	3,868	642	1,686	207	1,333
Capital finance lease obligations(1)	45	19	19	7	—
Other long-term liabilities reflected on the balance sheet(4)	553	—	—	—	—
Off-Balance Sheet
Operating lease obligations(2)	105	29	29	11	36
Purchase obligations(3)	108	67	39	2	—
Capital commitments(5)	61	57	4	—	—
Group Total	4,740	814	1,777	227	1,369

(1)                                  Includes interest obligations to maturity to service the debt using interest rates prevailing at September 2011. The principal debt is US$2,738 million.

(2)                                  Operating leases are future minimum obligations under operating leases. Refer to note 25 of our Group annual financial statements.

(3)                                  Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to, among others, timber and power).

(4)                                  The Other Long-Term Liabilities of US$553 million (fiscal 2010: US$546 million) on-balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pension obligations, workmen’s compensation, and other items which do not have a payment profile. Refer to note 21 of our Group annual financial statements.

(5)                                  Capital commitments are commitments for which contracts have been entered into. Refer to note 25 of our Group annual financial statements.

Research and Development, Patents and Licenses

Strategically Sappi’s Research and Development (R&D) focuses on two broadly defined areas. The first targets Sappi’s core businesses where the drive is to improve current products and processes, as well as to bring new product innovation to market, thereby serving our current markets through differentiation on cost and/or quality. The second area concentrates on opening up new markets for Sappi, through the development of distinctly new products and processes with the intent to maximize Sappi’s opportunities as a processer and producer from a renewable resource base.

R&D is managed at a number of regional technology centers. These “centers of excellence” liaise globally to leverage a unique set of skills to both improve processes and reduce costs, and to provide customer-focused product development. In the six months ended March 2012, our R&D expenditure was approximately US$13.7 million, which is a decrease in expenditure from approximately US$15.6 million for the six months ended March 2011. This reduction was primarily reflected in the regional R&D budgets. The focus of our R&D expenditure for both the six months ended March 2011 and March 2012 was maintaining innovation in the new product and business areas. In fiscal 2011 our R&D expenditure was US$38 million, an increase from the fiscal 2010 expenditure of approximately US$35 million. In fiscal 2009 our R&D expenditure was US$31 million, reflecting a curtailment of research expenditure due to the difficult global economic situation which heavily impacted the pulp and paper industry. During the same time, in response to the gradual decline in demand that is evident in Sappi’s graphic and fine paper markets, the proportion of this expenditure directed at developing products for new business and markets has increased from 6% to 12% of this total expenditure.

North America

Sappi Fine Paper North America’s R&D activities are centered at Westbrook. This center has a proud history of product and process innovation; for example, it developed the first machine coated and calendared one-sided and two-sided coated paper as well as the first high bulk coated paper.

In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast electron-beam technology. Sappi Fine Paper North America’s on-line finishing technology is used in production of coated paper at Somerset and drove a new quality standard for lightweight coated publishing papers. Our Ultracast technology is utilized in speciality papers such as release papers used in the production of high fidelity synthetic leather and other decorative surfaces.

Research and development efforts are focused on next generation product design for margin improvement and customer features and benefits in both the release and graphic papers businesses. We have recently developed a unique textured leather offering with positive customer response. Current technology platform development centers on innovative materials research which has resulted in a more eco-friendly and cost effective binding technology. Lastly, a strong emphasis remains on expanding the use of our unique Ultracast Technology into new growth markets.

Europe

R&D in Sappi Fine Paper Europe has focused predominantly on the development of digital grades, alternative raw materials and on innovative ways to substantially lower manufacturing costs.

After the introduction of the toner-based grade, Digital TOP, in fiscal 2011 the effort has now shifted to the inkjet market where two grades, a coated grade and a pigmented grade, are expected to be launched in 2012.

In today’s paper manufacturing process, many raw materials used are either mineral-oil based or obtained from mining operations. Sappi Fine Paper Europe’s R&D is developing processes that enable use of raw materials that result from primary processes as a waste or byproduct in order to further boost the level of sustainability of coated paper. As has been developed in Sappi Fine Paper North America, new binder technology that is more eco-friendly and cost effective has been introduced into the European products. In both North America and Europe, Sappi has developed a set of alternative binder techniques that are expected to provide a buffer against the impact of increasing oil prices on latex prices.

Using R&D’s adapted coating application technology, Sappi Fine Paper Europe has been able to significantly reduce manufacturing costs. In addition, the further adaptation of paper-architecture of coated paper allows the use of cheaper raw materials, thus lowering manufacturing costs significantly at various mills.

Southern Africa

Building on our history of development in South Africa, which includes the development of the Sapoxal oxygen bleaching process, applied research is conducted over the full value chain of papermaking from fiber to pulping, bleaching and stock preparation as well as product development and the environment. Highlights for fiscal 2011 include the successful introduction of enzymes to reduce the energy consumption during refining and improve pulp properties into two further mills, the scaling up of the pilot process for producing dissolving pulp from the commercial wood species in the regions using the pre-hydrolysis kraft process into the Ngodwana Mill expansion, and the identification and implementation of opportunities to reduce refining energy at the Kirkniemi mill in Europe.

At our forest research center in KwaZulu-Natal, we focus on the genetic improvement of trees planted in Sappi’s plantation forests to maximize the yield of high quality pulp obtained per hectare. This includes breeding and selecting trees with fiber properties that enhance the characteristics of our end products, as well as, breeding for pest and disease resistance to ensure a sustainable supply of timber. Investigating new molecular genetic breeding tools which can increase the speed and efficiency of the current tree improvement processes, forms part of the research. The recent adoption of DNA fingerprinting tools to ensure the correct identity of individuals in the breeding populations and production seed orchards, marks the first operational adoption of the molecular genetic tools.

At the Saiccor mill, there is a research group dedicated to the production of chemical cellulose. The focus is largely on product development to provide more product options and expand the value added product range from Saiccor, and meet the needs of Sappi’s global customers.

Share Buy Backs

Through a wholly-owned subsidiary, the Sappi group has in previous fiscal years acquired approximately 21.4 million Sappi Limited ordinary shares (treasury shares) on the open market of the JSE Limited. No shares were acquired during the six months ended March 2012 and fiscals 2011 and 2010. Some of these treasury shares have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. See notes 17 and 28 to our Group annual financial statements for additional details relating to treasury shares.

Considering that it is the Group’s stated intention to reduce debt, it is unlikely that the Group will seek approval for the purchase of Sappi shares in the foreseeable future.

In terms of the listing requirements of the JSE a company may not repurchase its shares during a closed period, which is defined as the period between the end of a fiscal reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

Dividends

Our policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. Taking into account the macroeconomic and global financial market conditions, our performance in fiscal 2011 as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided in November 2011 not to declare a dividend for fiscal 2011.

Our ability to pay dividends to our shareholders is subject to certain restrictive covenants.

Mill Closures, Acquisitions, Dispositions, Impairment, Joint Venture and Broad Based Black Economic Empowerment

Forestry investment.  In line with our strategy to secure a stable fiber supply for our southern African operations, we acquired 14,500 hectares of developed softwood plantations near Ngodwana mill during 2010. During fiscal 2011, we announced a joint proposal with AsgiSA (Accelerated and Shared Growth Initiative for South Africa) to accelerate the establishment and management of 30,000 hectares of commercial tree plantations by 2020 in the Eastern Cape province of South Africa.

Adamas mill closure.  We announced the possible closure of our Adamas mill in South Africa on May 23, 2011 and entered into a consultation process with employee representatives soon thereafter. Unable to find a viable alternative for the mill, we announced the final closure of the mill on August 3, 2011. We ceased operations at the mill later in August 2011 and transferred all products produced at the facility to other Sappi mills in South Africa to ensure an uninterrupted supply of products to our end customers.

Biberist mill closure.  On March 31, 2011 we announced, that due to the persistent overcapacity in the European coated and uncoated fine paper market, we would be entering into a consultation process with employee representatives and social partners at our Biberist mill in Switzerland. Despite the combined efforts of mill employees and management, we were unable to identify a viable alternative to ensure the future existence of the mill. On July 20, 2011, we announced the closure of the Biberist mill and ceased operations at the mill during August 2011. As a result of this closure, we reduced our annual production capacity by 500,000 tons of coated and uncoated fine paper in the European market. All of our affected customers are now served from our other European mills.

Broad Based Black Economic Empowerment deal.  In 2006, we implemented the Lereko Property Consortium (Lereko) BEE deal. However, this transaction did not meet our undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BEE in the forestry industry and includes the BEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BEE targets). Accordingly, we decided to unwind the 2006 deal, which resided at a South African subsidiary level, to implement a new sustainable transaction of equivalent value at the holding company level by making use of our listed securities.

In June 2010, we completed a BEE transaction whereby ordinary and “A” ordinary shares equivalent to 4.5% of Sappi Limited were issued to our strategic empowerment partners, and to various trusts for the benefit of our black managers, our employees and growers/communities in the geographic areas where our South African business has operations. The value of the BEE transaction (approximately ZAR814 million, US$115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of Forest Sector Charter and BEE legislation in general. For further information on the BEE transaction, see “—South African Economic and Political Environment”, and note 28 of our Group annual financial statements.

Usutu mill impairment and closure.  The Usutu mill was closed on January 31, 2010 in response to adverse market conditions, as well as the cumulative severe impact of fire damage over the past few years. In particular, fires in August 2008 destroyed 40% of the Usutu timber crop. As a result, Usutu mill was no longer sustainable.

Kangas mill closure.  Due to a reduction in the European consumption of coated magazine paper arising from the global recession, our Kangas mill in Finland had experienced a substantial amount of commercial downtime since the beginning of 2009. We announced the closure of the mill in January 2010. All our affected customers are now served from our other European operations. On July 7, 2010, we sold the Kangas mill land and buildings to M-real for €13 million.

Muskegon mill impairment and closure.  In light of significantly lower global demand for coated woodfree paper products, operations at Muskegon mill were temporarily suspended on April 1, 2009. We announced the permanent closure of the Muskegon mill on August 26, 2009 and during August 2011 we sold the Muskegon mill site for US$2.2 million to a third party.

Acquisition of coated paper business of M-real Corporation.  On December 31, 2008, we acquired four paper mills from M-real Corporation: the Kirkniemi mill and the Kangas mill in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland and other specified assets, as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated woodfree and coated mechanical paper business of M-real Corporation. The four acquired mills became part of Sappi Fine Paper Europe.

Sappi acquired M-real’s coated graphic paper business for an enterprise value of €750 million (approximately US$1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital) amounting to €102 million (US$143 million) in total. The Acquisition was mainly financed through a combination of the issuance to M-real Corporation of €32 million (US$45 million) Sappi Limited shares, vendor loan notes of €220 million (US$307 million), which have been fully repaid, and cash consideration of €401 million (US$565 million) obtained mainly from a ZAR5.8 billion (US$575 million) rights offering of Sappi Limited shares.

Blackburn mill closure and cessation of production from PM 5 at Maastricht mill.  In August 2008, we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure. On September 22, 2008 we reached an agreement with labor representatives at our Blackburn mill, pursuant to which the mill was permanently closed on November 12, 2008. On October 17, 2008, production had ceased at the mill. The sales office for coated woodfree paper in the UK and the specialties sales and marketing organization have remained in operation. As a result of our review, we also ceased production at PM 5 at our Maastricht mill on December 19, 2008, having reached an agreement with the mill’s works council regarding such action.

We offer customers comparable products and services from our other sites in Europe and did not have any supply interruption. Blackburn mill had an annual capacity of 120,000 tons of coated woodfree paper. PM 5 at Maastricht mill had an annual capacity of 60,000 tons of speciality paper. Following the closure of our Blackburn mill and cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity was reduced by 190,000 tons after giving effect to a reallocation of our products.

In 2004 we acquired 34% of Jiangxi Chenming Paper Company Limited, a company incorporated in the People’s Republic of China. The joint venture commissioned a coated mechanical paper machine with a capacity of 350,000 tons per annum, a mechanical pulp mill with a capacity of 187,000 tons per annum and a de-inked pulp mill with a capacity of 136,000 tons per annum during 2005.

Impairment of assets.  The Group has reviewed the carrying value of all its non-current assets in fiscal 2011 and has determined that the impairment provision, as provided in the Group annual financial statements, was sufficient to record all necessary impairment of non-current assets. There were no impairments in the six months ended March 2012.

Pensions and Post-Retirement Benefits Other than Pensions

The Group provides various defined benefit post-retirement benefits to its active and retired employees worldwide, including pension, post-retirement health and other employee benefits. The Group also provides various defined contribution schemes to its active employees worldwide.

For defined contribution schemes, the Group is only obligated to pay contributions according to contribution scales applicable in each scheme. Contributions are expensed for the period in which they fall due. No actuarial risk exists for the company with respect to these schemes.

Our funded defined benefit pension schemes generally hold a broad range of assets including a significant portion of bonds, in line with an investment strategy to preserve funded status and balance risk and return.

In the first quarter of fiscal 2011, bond yields and equity markets rose, projecting a reduced consolidated net balance sheet liability to the Group. However in the final quarter, this reversed, regionally to varying degrees leading to the Group deficit being slightly higher at year-end. Net balance sheet liabilities to schemes in Europe were slightly improved compared to fiscal 2010 but in North America slightly deteriorated. Whilst falling equities and bond yields adversely affected our schemes in the final quarter, our funded schemes in North America and continental Europe are exposed to high quality treasury bonds and benefited from strong investment gains that also arose during the final quarter, helping offset the former adverse effects. Separately, in southern Africa, an increase in the provision was made to cover higher expected annual increases to pensions in payment, contributing to an actuarial loss to schemes in that region. Volatility has continued into fiscal 2012 and the position at the end of February 2012 has led to further reduced yields.

We believe markets will remain volatile in the short term. We believe markets are being driven extensively by political influences rather than investment fundamentals and this will continue whilst the European sovereign debt crisis remains unresolved. To this extent investment conditions are expected to remain difficult, with a lack of widespread investment growth opportunities until sustained economic growth and stability return.

However, it is the interaction of these factors (e.g., discount rates, inflation rates, equity returns), by way of assumptions, that will determine the extent to which pension schemes balance sheet liabilities will change. Listed below are examples of situations that could affect the balance sheet position of our pension schemes:

•                  Falls in equity markets coupled with corresponding falls in bond markets (rising bond yields) will most likely have a broadly neutral effect on balance sheet liability.

•                  If the prospect of deflationary economic scenarios emerges, then, if coupled with very low discount rates, this would increase liabilities in our schemes, particularly due to the fact that pensions cannot reduce.

•                  Recoveries in equity markets coupled with rising bond yields will most likely result in cuts in balance sheet deficits.

•                  Rising bond markets (falling bond yields) possibly as a result of increased investor demand coupled with underperforming equities will increase balance sheet deficits.

•                  Rising inflation rates will, in isolation, increase benefit costs and liabilities (such as post-retirement pension increases or salary growth).

•                  Where rising inflation is coupled with rising nominal bond yields, this will most likely cut liabilities in schemes providing fixed (non-inflationary increasing) benefits.

•                  Statutory minimum funding requirements affect the pace of funding our defined benefit schemes. Most take account of yields on assets such as government bonds or interbank interest rate swap curves. While yields on these asset classes in some markets remain low, we expect the prospect of paying additional contributions to meet onerous minimum funding targets. However, recent statutory easements in the pace of funding on these bases have provided contribution relief to the Group.

The balance sheet liability of the Group’s pension schemes increased by US$7 million from a deficit of US$261 million as of September 2010 to a deficit of US$268 million as of September 2011. However, US$134 million of this liability relates to unfunded schemes (mainly in Europe). With these unfunded liabilities stripped out, the Group has a deficit of US$134 million in our funded schemes. Post-retirement benefit liabilities (other than pensions) reduced by US$3 million from a deficit of US$185 million as of September 2010 to a deficit of US$182 million as at September 2011.

Benefit obligations and fair value of plan assets are as follows:

	September 2011		September 2010		September 2009
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan assets
	(US$ millions)
Pensions	1,827	1,559	2,069	1,808	1,945	1,695
Post-retirement benefits other than pensions	182	—	185	—	179	—

Actual investment returns from the assets of the various regional funded pension schemes during 2011 were positive, and higher than actuarial projections in South Africa, but lower elsewhere. Collectively this contributed to increased asset values but also to an actuarial loss as at

September 2011. Overall, investment returns were +4.4% or US$80 million over fiscal 2011 but this includes an actuarial loss of US$31 million.

Discount rates increased in continental Europe but reduced in North America, reflecting corresponding changes to average yields on corporate bonds (as prescribed in the accounting standard) of similar duration to the liabilities. For the pension schemes the net effect from different regions contributed to an overall increase in liabilities shown as actuarial losses of US$23 million. Experience adjustments (i.e., changes in membership or benefits) were favorable, contributing to an actuarial gain of US$4 million. Contributions paid to the schemes were a major beneficial factor, leading to a reduction in liabilities of US$58 million.

At a consolidated level, there were no significant factors over and above any others that could be the leading cause of the change in net balance sheet liability as is seen by its relatively small shift over the fiscal year. Actuarial losses from both assets and liabilities were slightly more than offset by company contributions.

Currency effects were minimal leading to a small loss of US$1 million in the net balance sheet liability.

Minor factors contributed to a small net fall in liabilities in the post-retirement benefits (other than pensions) of US$3 million.

Defined benefit schemes remain open to mill employees in North America and continental Europe, with notable exceptions being Austria and the UK and one scheme in North America for regional office employees. The “main” defined benefit scheme in South Africa is in a closed phase where the active membership is a closed group that will gradually reduce over time.

Whilst the Group accounts in its annual reporting for the effects of various financial and demographic factors, a change in the prescribed valuation method in the accounting standard presents a rare but otherwise further consideration to the Group. Shortly after the publication in June 2011 of revisions in the Accounting Standard, IAS19, the Group conducted an investigation into the effects of adopting the revised Standard. The most significant effect came from the potential loss of the ability to pre-book outperformance from growth assets in the pension expense of our funded plans. Simulating a theoretical adoption during fiscal 2011, it was estimated that the 2011 regional pension expenses would collectively increase by US$17 million, 70% of which would emerge from our North American region. The Group will be adopting the new Standard during the fiscal year beginning October 2013. For further information see note 27 in our group annual financial statements.

Insurance

The Group has an active program of risk management in each of its geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are subjected to regular risk assessments, the results of which receive the attention of senior management. The risk assessment and mitigation programs are coordinated at Group level in order to achieve a harmonization of methodology and standardization of approach.

Sappi follows a practice of insuring its assets against unavoidable loss arising from catastrophic events. These events include fire, flood, explosion, earthquake and machinery breakdown. Our insurance also covers the business interruption costs which may result from such events. Specific environmental risks are also insured. In line with previous years, the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry. This insurance cover excludes insurance for our plantations, which is placed separately.

Sappi has a global insurance structure and the bulk of its insurance is placed with its own captive insurance company, Sappisure Försäkrings AB, domiciled in Stockholm, Sweden, which re-insures most of the risks in the insurance market.

Sappi successfully negotiated the renewal of its 2012 asset and business interruption insurance cover at more favorable rates to those of 2011. Maximum self-insured retention for any one property damage occurrence is €20.5 million, with an annual aggregate of €33 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available.

However, we believe that the loss limit cover of €700 million should be adequate for what we have determined as the maximum reasonably foreseeable loss for any single claim. From fiscal 2011 our property damage insurance policy is euro denominated as most of our assets are based in euro denominated jurisdictions.

Insurance cover for credit risks currently applies on a regional basis to Sappi’s Northern American, European and South African domestic trade receivables subject to a US$5 million Group aggregate first loss.

Sappi has placed the insurance for its plantations on a stand-alone basis through Sappisure Försäkrings AB into international insurance markets. The insurance renewal process for the year ending 30 April 2013 has been successfully concluded.

Critical Accounting Policies and Estimates

Management of the Group makes estimates and assumptions concerning the future in applying its accounting policies. The estimates may not equal the related actual results.

The Group believes that the following accounting policies are critical due to the degree of management judgment and estimation required and/or the potential material impact they may have on the Group’s financial position and performance.

Impairment of assets other than goodwill and financial instruments.  The Group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of impairment or the reversal of a previously recognized impairment.

Intangible assets not yet available for use are tested at least annually for impairment. In assessing assets for impairment, the Group estimates the asset’s useful life, discounted future cash flows, including appropriate bases for future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, the planned use of machinery or equipment or closing of facilities. The pre-tax discount rate (impairment discount factor) is another sensitive input to the calculation. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Where impairment exists, the losses are recognized in other operating expenses in profit or loss for the period.

A previously recognized impairment loss will be reversed through profit or loss if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

Refer to note 9 to the Group annual financial statements for the assumptions and inputs used in assessing assets for impairment or impairment reversals.

Goodwill.  The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value at the acquisition date.

Goodwill arising at acquisition is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortized but is tested for impairment annually or more frequently where there is an indication of impairment based on an allocation to one or more CGUs in which the synergies from the business combinations are expected.

Goodwill is tested for impairment using a cash flow valuation model based on an allocation of the goodwill to one or more CGUs. The Group takes into account its ability to carousel products across different operating units in allocating goodwill to CGUs.

Property, plant and equipment.  Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists, professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group’s accounting policy.

Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalized to the cost of the item of owner-occupied property and equipment and the part replaced is derecognized.

Depreciation, which commences when the assets are ready for their intended use, is charged to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Management judgment and assumptions are necessary in estimating the methods of depreciation, useful lives and residual values. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

The following methods and rates are used to depreciate property, plant and equipment to estimated residual values:

Buildings	straight line 20 to 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

Taxation.  Taxation on the profit or loss comprises current and deferred taxation. Taxation is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income, in which case it is also recognized in other comprehensive income.

Current taxation

Current taxation is the expected taxation payable on the taxable income, which is based on the results for the period after taking into account necessary adjustments, using taxation rates enacted or substantively enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

The Group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.

Secondary Tax on Companies (STC) is a South African income tax that arises from the distribution of dividends and is recognized in profit or loss at the same time as the liability to pay the related dividend.

Deferred taxation

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. The amount of deferred taxation provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Before recognizing a deferred tax asset the Group assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not probable, a deferred tax asset is not recognized. In recognizing deferred tax assets, the Group considers profit forecasts, including the effect of exchange rate fluctuations on sales and external market conditions.

Derivatives and hedge accounting

•                  Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged item that are attributable to the hedged risk. The change in the fair value of the hedging instrument is recognized in the same line of profit or loss as the change in the hedged item.

•                  Cash flow hedges

In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss.

The gains or losses, which are recognized in other comprehensive income, are transferred to profit or loss in the same period in which the hedged transaction affects profit or loss.

If the forecasted transaction results in the recognition on a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from other comprehensive income to the underlying asset or liability on the transaction date.

•                  Hedge of a net investment in a foreign operation

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income and is only reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

Discontinuance of hedge accounting

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. Where a forecasted transaction is no longer expected to occur, the cumulative gain or loss deferred in other comprehensive income is transferred to profit or loss.

The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge ineffectiveness is recognized immediately in profit or loss.

Refer to note 29 to the Group annual financial statements for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

Plantations.  Plantations are stated at fair value less estimated cost to sell at the harvesting stage. In arriving at plantation fair values, the key assumptions are estimated prices less cost of delivery, discount rates, and volume and growth estimations. All changes in fair value are recognized in the period in which they arise.

The impact of changes in estimate prices, discount rates and, volume and growth assumptions may have on the calculated fair value and other key financial information on plantations is disclosed in note 10 to the Group annual financial statements.

Estimated prices less cost of delivery

The Group uses a 12 quarter rolling historical average price to estimate the fair value of all immature timber and mature timber that is to be felled in more than 12 months from the reporting date. 12 quarters is considered a reasonable period of time after taking the length of the growth cycle of the plantations into account. Expected future price trends and recent market transactions involving comparable plantations are also considered in estimating fair value.

Mature timber that is expected to be felled within 12 months from the end of the reporting period are valued using unadjusted current market prices. Such timber is expected to be used in the short term and consequently, current market prices are considered an appropriate reflection of fair value.

The fair value is derived by using the prices as explained above reduced by the estimated cost of delivery. Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, including harvesting, loading, transport and allocated fixed overheads.

Discount rate

The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit.

Volume and growth estimations and cost assumptions

The Group focuses on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies between eight and eighteen years. In the southern African region, softwood less than eight years and hardwood less than five years are classified as immature timber.

Trees are generally felled at the optimum age when ready for intended use. At the time the tree is felled it is taken out of plantations and accounted for under inventory and reported as depletion cost (fellings).

Depletion costs include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth. These costs are accounted for on a cost per ton allocation method multiplied by unadjusted current market prices. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight-line basis.

The Group has projected growth estimation over a period of 8 to 18 years per rotation. In deriving this estimate, the Group established a long-term sample plot network which is representative of the species and sites on which trees are grown and the measured data from these permanent sample plots were used as input into the Group’s growth estimation. Periodic adjustments are made to existing models for new genetic material.

The Group directly manages plantations established on land that is either owned or leased from third parties. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognized as silviculture costs in cost of sales (see note 4.1 to the Group annual financial statements).

Pension plans and other post-retirement benefits.  Defined-benefit and defined-contribution plans have been established for eligible employees of the Group, with the assets held in separate trustee-administered funds.

The present value of the defined benefit obligations and related current service costs are calculated annually by independent actuaries using the projected unit credit method.

These actuarial models use an attribution approach that generally spread individual events over the service lives of the employees in the plan. Examples of “events” are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

Estimates and assumptions used in the actuarial models include the discount rate, return on assets, salary increases, healthcare cost trends, longevity and service lives of employees.

The Group’s policy is to recognize actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in other comprehensive income. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to profit or loss.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognized in profit or loss when the Group is demonstrably committed to the curtailment or settlement. Past service costs or credits are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the vesting period of those benefits.

The net liability recognized in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognized past service costs, reduced by the fair value of the plan assets. Where the calculation results in a benefit to the Group, the recognized asset is limited to the net total of unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Refer to note 27 to the Group annual financial statements for the key estimates, assumptions and other information on post-employment benefits applicable as at the end of September 2011.

Provisions.  Provisions are recognized when the Group has a legal or constructive obligation arising from past events that will probably be settled and can be measured reliably. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

The establishment and review of the provisions requires significant judgment by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation.

Environmental accruals are recorded based on current interpretation of environmental laws and regulations.

Restructuring provisions.  Restructuring provisions are recognized when the Group has developed a detailed formal plan for restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it.

The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, and are recorded in other operating expenses within profit or loss.

Environmental restoration and decommissioning obligations.  The Group initially recognizes a liability for management’s best present value estimate for costs expected to be incurred in dismantling and removing non-current assets when the Group ceases operating at its production facilities. This liability is accreted over time and actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-operation estimates and discount rates could affect the carrying amount of this liability.

Due to the uncertainty in the timing of the closure of the Group’s production facilities, some of these obligations have an indeterminate settlement date, and the Group believes that adequate information does not exist to apply an expected-present-value technique to estimate any such potential obligations. Accordingly, the Group does not record a liability for such remediation until a decision is made that allows reasonable estimation of the timing of such remediation.

Share-based payments.

•                  Equity-settled share-based payment transactions

The services or goods received in an equity-settled share-based payment transaction with counterparties are measured at the fair value of the equity instruments at grant date.

If the equity instruments granted vest immediately and the beneficiary is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the benefit received is recognized in profit or loss for the period in full on grant date with a corresponding increase in equity.

Where the equity instruments do not vest until the beneficiary has completed a specified period of service, it is assumed that the benefit received by the Group as consideration for those equity instruments will be received in the future during the vesting period. These benefits are accounted for in profit or loss as they are received during the vesting period, with a corresponding increase in equity. Share-based payment expenses are adjusted for non-market-related performance conditions.

•                  Measurement of fair value of equity instruments granted

The equity instruments granted by the Group are measured at fair value at the measurement date using modified binomial option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

•                  Broad-Based Black Economic Empowerment transaction

The Group accounts for the transaction in accordance with IFRS 2 and AC 503 and the fair value of the services rendered by employees in profit or loss as they are rendered during the service period.

In accounting for the Group’s share-based payment transactions management uses estimates and assumptions to determine share-based payment expenses. Key inputs to this process include: the volatility of the Group’s share price, employee turnover rate and dividend pay-out rates which are used as necessary in determining the grant date fair value.

Note 28 to the Group annual financial statements provides further detail on key estimates, assumptions and other information on share-based payments applicable as at the end of September 2011.

Adoption of accounting standards in fiscal 2012

The following standards, interpretations and significant amendments or revisions to standards have been adopted by the Group in fiscal 2012:

Interpretations and amendments to IFRS

The Group adopted IFRS 7 Financial Instruments: Disclosures—transfers of financial assets, Amendment to IAS 24 Related party disclosures and Amendments to IFRIC 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The adoption of these interpretations, amendments and improvements to standards did not have a material impact on the Group’s reported results or financial position.

Accounting standards, interpretations and amendments to existing standards that are not yet effective

The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after October 2011 or later periods. The Group is currently evaluating the impact that the adoption of these IFRSs will have on its consolidated financial statements when they are adopted in the respective periods indicated. These new standards and their effective dates for the Group’s annual accounting periods are listed below:

•                  IFRS 9 Financial Instruments—IFRS 9 introduces new requirements for classifying and measuring financial assets—September 2014;

•                  IFRS 10 Consolidated Financial Statements—IFRS 10 specifies control as a single basis for consolidation for all entities, regardless of the nature of the investee—September 2014; and

•                  IAS 19 (Revised) Employee Benefits—IAS 19 (revised) requires the recognition of changes in the defined benefit obligation and in plan assets when those changes occur eliminating the corridor approach and accelerating the recognition of past service costs. Net interest is calculated by using high quality corporate bond yields—September 2014.

Amendments, revisions or issues of the following standards or interpretations which will only become mandatory for the Group’s consolidated financial statements on the dates indicated are not expected to have a material impact on the Group’s results or financial position:

•                  IFRS 11 Joint arrangements—IFRS 11 classifies joint arrangements as either joint operations or joint ventures and requires different treatment for these—September 2014;

•                  IFRS 12 Disclosure of interest in subsidiaries, joint arrangements and associates—September 2014;

•                  IFRS 13 Fair value measurements—IFRS 13 establishes a single source of guidance for fair value measurements under IFRS—September 2014;

•                  IAS 1 Presentation of Financial Statements—Other Comprehensive Income—September 2013;

•                  IAS 12 Deferred tax—Investment property measured at fair value—September 2013;

•                  IAS 28 Investments in Associates and Joint Ventures—amendment to conform changes based on the issuance of IFRS 10 and IFRS 11—September 2014;

•                  IFRIC 20—Stripping Costs in the Production Phase of a Surface Mine—September 2014;

•                  Amendments to IAS 32—Offsetting financial assets and financial liabilities:

•                  Offsetting requirements—September 2015;

•                  Disclosure requirements—September 2014;

•                  Amendments to IFRIC 14 IAS 19—the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction—September 2012; and

•                  Various improvements to IFRSs.

Markets

The markets for our products are cyclical, with demand and pricing significantly affected by supply and demand dynamics, customer inventory levels and changes in the world economy. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

Coated Woodfree Paper

Demand for coated woodfree paper is heavily dependent on global economic growth. The slowdown in the global economy at the end of 2008 through most of 2010 meant demand for our products was lower than in previous years, where the global economy enjoyed stable growth. During 2011, demand for coated woodfree paper declined in mature markets, but grew in emerging markets, which we believe also reflects longer-term demand trends. Overall, there was a decrease in global demand of 0.8% when compared to the previous year, and a decrease of 1.2% in the first five fiscal months of 2012 when compared to the first five fiscal months of 2011.

Global Coated Woodfree Paper Market Balance

Source: EMGE

The global demand to capacity ratio for coated woodfree paper averaged 94% through fiscal 2008, but declined to approximately 82% in fiscal 2009 due to the slowdown in the global economy. The demand to capacity ratio rose to approximately 90% in 2010 as global economic conditions improved in our major markets and capacity curtailments were implemented. No increases in industry capacity in Europe and North America were discernible during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand and growth rates and availability of funding led to significant coated woodfree paper capacity additions between fiscal 2000 and fiscal 2011 in Asia, particularly in China. Over 1 million tons of coated woodfree capacity was added in 2011. This additional capacity, coupled with flat demand, led the demand to capacity ratio to decline to 86% in fiscal 2011.

North American apparent consumption declined by 26% in fiscal 2009 compared to fiscal 2008, largely as a result of the global economic recession. In fiscal 2010, as economic conditions improved, apparent consumption of our products improved by 13% compared to fiscal 2009. However, with the emergence of the European sovereign debt crisis, growth rates declined in 2011 and apparent consumption grew by less than 1% during fiscal 2011 compared to fiscal 2010. Coated woodfree paper prices in North America increased during fiscal 2011 compared to fiscal 2010, with an increase of approximately 8% in the grade that represents the largest end use of coated woodfree paper (No. 3 60lb rolls). Through the first six months of fiscal 2012, average prices for coated woodfree paper have increased approximately US$28 per ton over the equivalent period last fiscal year.

Demand in Europe grew 2% in fiscal 2007 and was flat in fiscal 2008. Deteriorating economic conditions in 2009 led to a severe reduction in demand for coated fine paper of approximately 17% but demand grew again slightly by 1% in fiscal 2010 compared to fiscal 2009. During fiscal 2011, apparent consumption of coated woodfree paper fell by 6% when compared to fiscal 2010 as a result of European sovereign debt issues combined with competition from electronic media. Industry shipments, which include export volumes, fell 5% in the same period. Due to global overcapacity and low demand for coated woodfree paper, manufacturers announced closures of approximately 1.7 million tons of coated woodfree paper capacity in 2008 and 2009. These closures positively affected the supply / demand relationship in Europe and around the world. There were no major capacity closures in 2010. In 2011, a major producer announced the closure of 1.3 million tons of graphic paper in Europe, including approximately 800,000 tons of coated paper. These coated paper capacity closures in 2011 have positively enhanced the supply / demand relationship in Europe from 88% in 2011 to approximately 91% in 2012.

The graph below reflects apparent consumption for the United States and Europe. Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory and the reclassification of imports. The sales volume to customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

US and European Apparent Consumption of Coated Woodfree Paper

Source: AF&PA & Cepifine

United States short tons converted to tons.

The price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

Benchmark Coated Woodfree Paper Prices for North America and Europe

Source: RISI (Resource Information System Inc.)

Prices are list prices. Actual transaction prices could differ.

Coated Woodfree Paper—North America

The average sales prices achieved by Sappi Fine Paper North America increased by US$44 to US$1,058 per ton, in fiscal 2011 compared to fiscal 2010. Prices showed an improving trend over the course of the fiscal year as economic conditions improved and demand for our products grew. For the first six months of fiscal 2012, the average price achieved by Sappi Fine Paper North America has declined US$27 per ton compared to the average price for fiscal 2011 due largely to a reduction in global market pulp prices. In October 2010, the US International Trade Commission determined that imports of coated paper from China and Indonesia threatened material injury to US producers and workers. The decision allowed the US Department of Commerce to impose duties on coated paper arriving in the US from China, ranging from 27.1% to 338.7% and for imports arriving from Indonesia, at 38%. These duties are expected to remain in effect for five years from November 2010, although there can be no guarantee that the duties will not be eliminated or reduced prior to that time due to administrative reviews and appeals.

Coated Woodfree Paper—Europe

In fiscal 2011, the average prices realized for our European products increased by €33 per ton compared to fiscal 2010. Prices for coated woodfree paper in Europe were higher in the first half of the year but declined slowly as demand weakened on rising uncertainty surrounding the European sovereign debt crisis. Average sales prices for the first six months of the financial year 2012 are 2% lower than the first six months of the financial year 2011. Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate, as explained in detail in the analysis of sales by region contained in “Operating Results—Sales”.

Coated Mechanical Paper—Europe

European deliveries of coated magazine paper increased 5% in fiscal 2011 compared to fiscal 2010, while average market prices increased by 4%. The market for coated mechanical paper was more favorable than that of coated woodfree paper due to an exaggerated price differential between the grades, which made coated mechanical paper more affordable and more attractive to purchasers. In the first six months of fiscal 2012, European deliveries of coated mechanical paper were 4% lower than the equivalent period from the 2011 financial year. Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate, as explained in detail in the analysis of sales development by region contained in “Operating Results—Sales”.

Pulp

The global economic recession in fiscal 2009 led to a decrease in demand for paper and, subsequently, market pulp. As economic conditions began to recover in fiscal 2010, coupled with a disruption of supply from Chile due to an earthquake, prices for market pulp rose quickly. Average NBSK pulp prices increased by 36% in fiscal 2010 compared to fiscal 2009. Average NBSK pulp prices continued to perform well and remained high into fiscal 2011, showing an 11% increase when compared to 2010. NBSK pulp prices peaked in June 2011 but began falling as worldwide economic conditions became increasingly uncertain due to the European Union sovereign debt crisis. Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a marginal direct impact on our overall profitability. However, at a divisional level, pulp prices do affect the profitability of our divisions as Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Southern Africa and Sappi North America are net sellers of hardwood pulp.

The price of NBSK and Bleached Hardwood Kraft pulp (BHKP) is depicted in the following chart:

PIX Benchmark Pulp Prices

Source: PIX (Index from FOEX Indexes Ltd.)

Chemical cellulose accounts for the majority of external pulp sales. It is currently produced at our Saiccor mill in South Africa and we are undertaking projects to produce chemical cellulose at our Ngodwana mill in South Africa and at our Cloquet mill in the United States. Chemical cellulose is used principally as an input in the production of various textiles, non-woven fibers, microcrystalline cellulose (“MCC”) for the food and pharmaceutical industries, ethers and carboxymethylcellulose (“CMC”) for a range of household as well as mining products, and a number of other application areas. Sappi is not currently active in the acetate segment primarily due to production constraints at the Saiccor mill, coupled with strong demand from its other segments.

The movement in the price of certain chemical cellulose grades is linked to the price of NBSK. However, higher technical grade specifications allow chemical cellulose to typically trade at a premium to NBSK. BHKP generally sells at a lower price than NBSK.

After a decline in the US$ denominated sales price of NBSK, which dropped to a low of US$577 per ton in March 2009, the market saw a steady recovery, reaching a high of US$1,023 per ton in June 2011 before retreating to US$826 per ton in February 2012. The NBSK price has since shown a moderate improvement and reached US$844 per ton at the end of the first half of the fiscal year 2012. Spot prices for chemical cellulose reached record highs at the beginning of 2011 before falling back sharply in the latter half of 2011 and into the first half of financial 2012.

Demand in the major chemical cellulose segments were buoyant through 2010 and in the first financial quarter 2011 driven mainly by a recovery in the demand for textile fibers, including viscose staple fibers and Lyocell but were weaker for the latter part of 2011. Demand growth in the chemical cellulose market in 2012 has slowed and is not likely to reach the levels of 2007, nor 2010. The Saiccor mill has operated at full capacity from the second half of 2009 and during fiscal 2010, 2011 and into 2012, except for the three week strike during July 2011. Towards the end of 2011 and into the first calendar quarter of 2012, a number of viscose staple fiber producers, largely those purchasing chemical cellulose on a non-contract basis, were forced to reduce their chemical cellulose order quantities as a result of weakening demand, the introduction of new viscose capacity and the expectation of lower chemical cellulose prices from the newly announced chemical cellulose capacity entering the market. However, Saiccor’s order book remains full due to a significant portion of its capacity being contracted with key industry players.

The buoyant market conditions since 2007, the record high chemical cellulose prices in 2010 and 2011 and concerns about shortages of cellulosic fibers resulted in a spate of new capacity announcements. Approximately 700,000 tons per annum of new chemical cellulose capacity (excluding about 300,000 tons per annum of paper grade “extender” pulps) entered the market in the fourth quarter of 2011 and is expected to be followed by a further approximately 1 million tons per annum in 2012. Recent significant capacity expansions by competitors are Cosmo Speciality Fibers (140,000 tons per annum), Fortress paper (200,000 tons per annum), Sun paper (200,000 tons per annum), Fujian (2 mills at 120,000 tons per annum), Södra (150,000 tons per annum) and Vida (30,000 tons per annum). In addition, Lee and Man (140,000 tons per annum) and Hunan Juntai (300,000 tons per annum) are expected to commence chemical cellulose production in 2012. However, as pricing for chemical cellulose has eased back to more stable levels, the rate of new capacity announcements has slowed as a result of pressure on returns from investment.

South African Economic and Political Environment

Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 25% of our net sales in fiscal 2011, 24% of our net sales in fiscal 2010 and 22% of our net sales in fiscal 2009. In both the six months ended March 2012 and 2011, South Africa accounted for 24% of our net sales, respectively. See “—Operating Results” for the proportion of South African operating profit to total profit.

South Africa features a highly developed, sophisticated “first world” infrastructure at the core of its economy. The South African economy grew by 3.1% in 2011. Econometrix, a provider of economic analysis and forecasting for the South African economy, forecasts the South African GDP to grow by 2.7% in calendar year 2012. South Africa’s long-term foreign currency investment ratings remained constant over 2011. However, the outlook on South Africa’s long-term debt credit rating by Moody’s was negative and was revised from stable to negative by Fitch in January 2012 and by Standard & Poor’s in March 2012. These negative outlooks reflect concerns about pressures on the government’s policy framework from economic and social problems such as lower economic growth, high unemployment and South Africa’s structural current account deficit.

South Africa continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV/AIDS are some of the social and economic factors that affect businesses operating in this country.

The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. There are currently 61 open land claims against us, of which 42 are in Mpumalanga and 19 are in KwaZulu-Natal. Twenty-four of the claims in KwaZulu-Natal have been withdrawn as have two in Mpumalanga. Another ten claims in KwaZulu-Natal are in the process of being settled. In addition, we have made an offer for the settlement of four further claims in KwaZulu-Natal and three claims in Mpumalanga. These settlements involve the sale of the portions of the land subject to the respective claims at prices to be agreed with the Commissioner on Restitution of Land Rights. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, we started a program to address the effects of HIV/AIDS and its impact on our employees and our business. Our aim is to ensure that our program prevents new infections and to treat the HIV/AIDS positive employees. The program places special emphasis on testing and counseling to ensure that staff are informed with regard to their HIV/AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. We have also extended our voluntary counseling and testing (VCT) programs, and are offering an HIV test to every employee who visits the clinics for a medical examination.

The key components of Sappi’s HIV/AIDS management program include health risk assessments and counseling services. The health risk assessment mechanism assesses the health risk levels among our employees, and channels the high risk individuals into various managed programs. Sappi has now reached a position where more than 50% of our southern African employees check their HIV status every year. Regular voluntary counseling and testing (VCT) ensures that we achieve early diagnosis of HIV infection and timely access to care.

Following the first anonymous voluntary prevalence tests in 2003, a fourth comprehensive voluntary study was conducted during 2011 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations has stabilized at approximately 15%, which compares favorably with the national average 19.2%. In response to these surveillance results, renewed focus has been placed on the HIV/AIDS management program so as to further contribute to the containment of the pandemic. We estimate that approximately 64% of our employees that are HIV/AIDS positive participate in our HIV/AIDS managed care programs, which is an improvement on the prior year’s participation rate 58%. Furthermore, the impact of HIV/AIDS on a company is generally reflected in the mortality rate of its employees. Sappi Southern Africa’s mortality rate has more than halved from a high of 1.12% in 2005 to a rate of 0.47% in fiscal 2011.

Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS program, eliminating duplication and making optimum use of relevant resources through private-public partnerships.

The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No. 55 of 1998), the Skills Development Act (No. 97 of 1998) and the Preferential Procurement Policy Framework Act (No. 5 of 2000) were promulgated. The Broad-Based Black Economic Empowerment Act (No. 53 of 2003) has formalized the country’s approach to distributing skills, employment and wealth more equitably between races and genders. BEE focuses on increasing equity ownership, management and control of businesses by Black people, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

In February 2007, the BEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. Our South African businesses were evaluated by Empowerdex, an independent BEE certification agency, against the Department of Trade and Industry’s generic BEE scorecard and we achieved a score of 41 points with an overall BEE status of a “level seven contributor” (B rating) and a preferential procurement recognition level of 50%. Preferential procurement is used to drive transformation throughout the South African economy in that many customers will only buy from high BEE scorecard suppliers to boost their own BEE scorecard ratings. In July 2009, Empowerdex undertook the second verification of our South African businesses’ BEE scorecard, and we improved our rating to a score of 54 points and an overall BEE status of a “level six contributor” (BB rating) and a preferential procurement recognition level of 60%.

The Forest Sector Charter was published in the Government Gazette in June 2009 as the “Forest Sector Code”. This Charter applies to all enterprises involved with commercial forestry and the first level processing of wood products. Our South African businesses are signatories to this charter via their membership of both Forestry South Africa (FSA) and the Paper Making Association of South Africa (PAMSA). This charter sets the objectives and principles for BEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by the government and the private sector (or South African forestry companies) to assist the forestry industry to achieve its BEE targets. With effect from calendar 2010, our South African businesses were evaluated against the Forest Sector’s BEE scorecard.

In June 2010, Sappi completed a BEE transaction whereby ordinary and “A” ordinary shares equivalent to 4.5% of Sappi Limited were issued to its strategic empowerment partners, and to various trusts for the benefit of its black managers, its employees and growers/communities in the geographic areas where Sappi’s South African businesses have operations. The value of the BEE transaction (approximately ZAR814 million, US$115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of Forest Sector Charter and BEE legislation in general.

In September 2010, Empowerdex verified the South African businesses against the Forestry Sector’s BEE scorecard for the first time, and we achieved a score of 75.2 points with an overall BEE status of a “level three contributor” and a preferential procurement recognition level of 110%. The latest Empowerdex verification of the South African businesses against the Forestry Sector’s BEE scorecard was in October 2011. We achieved a score of 74.5 which was marginally lower than the September 2010 score, with an overall BEE status of a “level four contributor” and a preferential procurement level of 100%. As a result, 100% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer’s BEE scorecard.

The representation of Black people, particularly Black women, in management and all levels of employment within the company is a focus within the organization, driven by employment equity targets set in each occupational category. Skills development initiatives, particularly programs aimed at improving management and leadership skills, are geared to meet these targets. Where practical, we purchase goods and services from Black-owned businesses and seek opportunities to develop future Black vendors. We are committed to the support of our Project Grow, which is an initiative with local communities using their land for plantations while training them in the core principles of forestry management. This is achieved through financial and technical input, as well as by providing a secure market during the start-up phase of these small tree farming enterprises. This initiative has been extended to encourage aspirant tree farmers who wish to undertake forestry activities on a larger scale consistent with the government’s strategy of promoting forestry as a means of sustainable livelihood in rural areas. We have a number of enterprise development initiatives and have established programs to train new entrepreneurs. These initiatives involve the transfer of business skills, technical assistance, financial support and preferential payment terms to assist new enterprises to enter the market. We have a history of investment in the communities in which we operate. Initiatives to promote education, health and welfare, arts and culture, and rural and community development, amongst others, are regularly undertaken.

The South African constitution guarantees ownership rights of assets, and it is the stated intent of the constitution that transfer of ownership will occur at market prices. It should be noted that BEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BEE Act sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted.

Exchange Controls

Introduction

The information below is not intended as legal advice and it does not purport to describe all of the considerations that may be relevant to a prospective purchaser of notes. Prospective purchasers of notes who are non-South African residents or emigrants from the Common Monetary Area (defined below) are urged to seek further professional advice in regard to the purchase of notes.

South African residents are subject to exchange controls in terms of the Exchange Control Regulations, issued under the Currency and Exchanges Act, 1933 (the “Regulations”).

The Financial Surveillance Department (“FSD”) of the South African Reserve Bank (previously known as the Exchange Control Department) is responsible for the day-to-day administration of exchange controls.

Most South African commercial banks have been appointed to act as authorized dealers in foreign exchange (“Authorized Dealers”). Authorized Dealers may buy and sell foreign exchange, subject to conditions and within limits prescribed by the FSD. From time to time, the FSD issues Exchange Control Rulings to Authorized Dealers, which set out the conditions, permissions and limits applicable to the transactions in foreign exchange which may be undertaken by Authorized Dealers.

The FSD from time to time also issues Circulars to provide further guidelines regarding the implementation of exchange controls. The Regulations, Rulings and Circulars are hereinafter collectively referred to as “Excon Rules”.

The South African government remains committed to the gradual relaxation of exchange controls, but the existing exchange controls are strictly enforced, particularly in the current uncertain financial environment. Steps to liberalize exchange controls are announced from time to time in Budget Speeches and Medium-Term Budget Policy Statements issued by the Minister of Finance.

The purpose of exchange controls is, inter alia, to regulate inflows and outflows of capital from South Africa. South African residents are not permitted to export capital from South Africa except as provided for in the Excon Rules. No South African resident is thus entitled to enter into any transaction in terms of which capital (whether in the form of funds or otherwise) or any right to capital is directly or indirectly exported from South Africa without the approval of either the FSD or, in certain cases, by an Authorized Dealer.

Exchange controls do not apply to non-residents, but they may be impacted indirectly as acquisitions of South African assets and transactions with a resident may require Excon approval.

Transactions between residents (including corporations) of the Common Monetary Area (“CMA”) (comprising the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland) on the one hand and non-residents of the CMA on the other hand, are subject to exchange controls.

South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment are entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment. Any foreign dividend which may have been repatriated to South Africa after October 26, 2004 may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the CMA.

Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished and are dealt with by Authorized Dealers in terms of the Exchange Control Rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Although the stated intention of the South African Government is to gradually relax exchange controls, there are currently no indications that exchange controls will be abolished by the South African Government in the near future.

Quantitative and Qualitative Disclosures About Market Risk

The principal quantitative and qualitative disclosures about market risks (which are the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed are:

Market Risk

Interest rate risk.  We are exposed to interest rate risk as we borrow funds at both fixed and floating interest rates.

Currency risk.  We are exposed to economic, transaction and translation currency risks.

Commodity price risk.  We are exposed to commodity price risk from price volatility and threats to security of our raw material supply and other inputs to the production process.

See note 29 to our Group annual financial statements.

Credit Risk

We are exposed to credit risk in relation to trade receivables, cash deposits and financial investments.

See note 29 to our Group annual financial statements.

Liquidity Risk

We are exposed to liquidity risk in that we may be unable to meet our current and future financial obligations as they fall due.

See note 29 to our Group annual financial statements.

Other Risks

Plantation risk.  We are exposed to fair value fluctuations on plantations, as well as to fire, hazardous weather, disease and other damages to our plantations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates”.

Discount rates.  We are exposed to the discount rate fluctuations in the calculation of post-employment benefit liabilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates”.

For additional descriptions of these risks, see notes 2, 10, 16, 20 and 27 to our Group annual financial statements.

Commodity Price Risk

The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is approximately 96% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins. For a description of our markets see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Markets”.

We are exposed to commodity price risk from price volatility and threats to security of supply of our raw materials and other inputs to the production process. A combination of contract and spot deals are used to manage price volatility and contain supply costs. Contracts are limited to the Group’s own use requirements.

THE PULP AND PAPER INDUSTRY

Overview

The paper industry is generally divided into the graphics paper business (consisting of woodfree paper, mechanical paper and newsprint) and the packaging business (consisting of label papers, sackkraft, boxboard and containerboard).

Over the long-term, paper and packaging consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments and other factors. Pricing is largely influenced by the supply/demand balance for individual products, which is partially dependent on capacity and inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which have caused product prices to decrease. This has been exacerbated by inventory speculation, as purchasers have sought to benefit from the price trend. As a result, our financial performance has deteriorated during periods of significant oversupply and improved when demand has increased to levels that support the implementation of price increases. Paper consumption patterns have recently been impacted by changes in consumer preferences for digital media over traditional print media.

The pulp and paper industry, as many other industries, experienced significant recessionary pressures and lower business and consumer confidence as a result of the global economic downturn during the latter half of fiscal 2008 and fiscal 2009. As global economic conditions improved during fiscal 2010, demand for pulp and paper products improved, and market prices increased in most of our major markets. Market prices for pulp increased significantly in fiscal 2010 due to higher demand and a major earthquake in February 2010, which resulted in a disruption of supply of market pulp from Chile. During the first three quarters of fiscal 2011, pricing and demand for pulp and paper products continued to improve, with NBSK reaching a record high of US$1,023 in June 2011, mainly driven by demand from Asia. However, the global economic recovery was negatively impacted during the latter half of calendar 2011 and the first 3 months of calendar 2012 as concerns mounted over the European sovereign debt crisis, which led to a reduction in the demand, and consequently, our ability to successfully implement price increases for pulp and paper products in our major markets was undermined.

In recent years, the industry experienced significant strategic changes. The high costs associated with building new paper mills and establishing and growing market share led to companies focusing on acquisitions, rather than construction of new capacity. As a result, the regional market shares of leading producers have increased significantly over the past decade. Another important emerging trend for leading industry producers is to focus on fewer paper grades as a result of divesting non-core assets that are not part of the industry, or which have been considered not consistent with long-term strategies. Increased grade focus is more advanced in the North American paper industry when compared to Europe, where the two largest producers, Stora Enso and UPM Kymmene, still retain extensive operations across a broad range of grades.

Significant developments have also taken place in China, where rapid economic growth and government incentives have spurred investment in the pulp and paper industry. In recent years, China’s paper and packaging capacity, and in particular its woodfree paper capacity, increased considerably, allowing China to change from a net importer to a net exporter of coated woodfree paper, mainly to Asian markets and to the United States. To ensure that local industries are not negatively affected by low cost substitutes from China, both the United States and the European Union imposed import duties and tariffs on certain coated paper products manufactured in China during the first half of fiscal 2011. In addition, while the coated graphic paper market is characterized by a declining demand trend in developed countries, there is a growing demand trend in China and many other emerging and developing countries.

The following table shows a breakdown and description of the major product categories we participate in, the products in these categories and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years and the six months ended March 2012.

Major Product Categories	Description and Typical Uses

Woodfree paper

Coated paper

Higher level of smoothness than uncoated paper achieved by applying a coating (typically pigment based) on the surface of the paper. As a result, higher reprographic quality and printability is achieved. Uses include marketing promotions and brochures, catalogues, corporate communications materials, direct mail, textbooks and magazines.

Uncoated paper	Uses typically include business forms, business stationery, tissue, photocopy paper as well as cut-size, preprint and office paper. Certain brands are used for books, brochures and magazines.

Speciality paper

Can be either coated or uncoated. Uses include bags, labels, flexible and rigid packaging and release paper for casting innovative surface textures (e.g., artificial leather and decorative laminates) for use in the textile, automotive, furniture and engineering film markets.

Packaging products

Packaging paper

Heavy and lightweight grades of paper and board primarily used for primary and secondary packaging of fast moving consumer goods, agricultural and industrial products. Products include containerboard (corrugated shipping containers), sackkraft (multi- walled shipping sacks) and machine glazed kraft (grocery bags). Can be coated to enhance barrier and aesthetics properties.

Mechanical paper

Newsprint	Manufactured from mechanical and bleached chemical pulp. Uses include advertising inserts and newspapers.

Uncoated mechanical paper	Mechanical fiber based printing paper used primarily for the printing of books, and advertising inserts.

Coated mechanical/paper	Coated mechanical fiber based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.

Pulp

Paper Pulp

Main raw material used in production of printing, writing and packaging paper. Pulp is the generic term that describes the cellulose fiber derived from wood. These cellulose fibers may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes involve removing the glues (lignins) which bind the wood fibers to leave cellulose fibers. Paper made from chemical pulp is generally termed “woodfree”. Uses include paper, paperboard and tissue.

Major Product Categories	Description and Typical Uses

Chemical cellulose

Manufactured by a similar process to paper grade pulp, but purified further to leave virtually pure cellulose fibers. Chemical cellulose is used in the manufacture of a variety of cellulose textile and non-woven fiber products, including viscose staple fiber (rayon), solvent spun fiber (lyocell) and filament. It is also used in various other cellulose-based applications in the food, film, cigarette, chemical and pharmaceutical industries. These include the manufacture of acetate flake, microcrystalline cellulose, cellophane, ethers and molding powders. The various grades of chemical cellulose are manufactured in accordance with the specific requirements of customers in different market segments. The purity of the chemical cellulose is one of the key determinants of its suitability for particular applications with the purer grades of chemical cellulose generally supplied into the speciality segments.

Timber products	Sawn timber for construction and furniture manufacturing purposes.

The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Six Months Ended March		Year Ended September
	2012		2011		2010		2009
	High	Low	High	Low	High	Low	High	Low
Coated Woodfree Paper
100 gsm delivered Germany (euro per ton)(1)	820	735	880	780	870	710	850	740
60 lb. delivered US (US$ per short ton)(2)	1,030	985	1,030	930	1,000	880	1,105	905
Uncoated Woodfree Paper
50 lb. delivered US (US$ per short ton)(3)	940	910	965	920	950	845	975	805
Paper Pulp
NBSK (US$ per ton)(4)	920	820	1,023	950	980	730	840	570
Chemical cellulose
92 alpha (US$ per ton)(5)	1,450	1,050	2,400	903	1,460	780	860	590

(1)          100 gsm sheets, RISI.

(2)          60 lb. Coated Web, RISI.

(3)          50 lb. Offset, RISI.

(4)          Northern Bleached Softwood Kraft Pulp CIF Western Europe, RISI.

(5)          Selected indicative spot prices, CCF. However, most of our product is sold at contract prices.

Woodfree Paper

Our woodfree paper activities are divided into coated and uncoated woodfree paper and speciality paper grades.

Coated Woodfree Paper. Major end uses of coated woodfree paper include high-end magazines, catalogues, brochures, annual reports and commercial printing. Coated woodfree paper is made from chemical pulp and is coated on one or both sides for use where high reprographic quality is required. The majority of coated woodfree paper production is coated on two sides, permitting quality printing on both sides of the paper. Paper that is coated on one side is used in special applications such as consumer product and mailing label applications.

Our North American sheet volume is largely influenced by brochure and general commercial printing activities using mainly sheet-fed offset lithographic printing processes, which are not particularly seasonal. Reels volume is heavily influenced by catalogue and magazine activity, which is strongest in the third and fourth calendar quarters, text book activity, which is strongest in the second and third calendar quarters, and publication printer activity, which is not particularly seasonal. These printers principally use heat-set web offset printing processes.

Due to the diversity in languages in the European market, the print editions of brochure and general commercial printing activities are considerably smaller than in the US market. This translates into a significantly higher volume in sheets. The seasonal patterns of both sheets and reels are mostly influenced by the catalogue business. This business has its highest seasonal activity in the spring, when the fashion catalogues come out, and the autumn, when the Christmas catalogues and holiday brochures are printed. Commercial print and publishing business provide a more steady demand in this market.

Uncoated Woodfree Paper. Uncoated woodfree paper represents the largest industry woodfree paper grade in terms of both global capacity and consumption. Uncoated woodfree paper is used for bond/writing and offset printing papers, photocopy papers, writing tablets (e.g., legal pads), speciality lightweight printing paper (e.g., bibles) and thin paper. The market for uncoated paper products generally follows cyclical trends, which do not necessarily coincide with cycles for coated paper but are impacted by capacity changes in uncoated woodfree paper output levels.

Speciality Paper. The high value-added speciality paper markets, in which Sappi Fine Paper operates, generally follow trends in the respective end use sectors in addition to changes in production capacity, output levels and cyclical changes in the world economy. Largely due to the highly specialized nature of speciality paper, price fluctuations have historically tended to lag and be less precipitous than price changes in the uncoated woodfree paper market.

Mechanical Paper Products

Coated Mechanical Paper. Coated mechanical paper has similar end-uses as coated woodfree paper and is used mainly for magazines and, among other things, for brochures, catalogues, advertising materials and promotional products. Depending on quality requirements and price levels, substitution between coated woodfree paper and coated mechanical paper is possible. Coated mechanical paper is made mainly from mechanical pulp and typically has glossy finishes on both sides.

Newsprint. The Ngodwana mill, situated in South Africa, produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users.

Paper Packaging Products

We are one of the major suppliers of paper packaging solutions in southern Africa, which we produce locally at our Cape Kraft, Tugela and Ngodwana mills. These products are sold predominantly to customers in southern Africa with some products destined for export markets.

Paper Packaging. We provide a wide range of packaging solutions to the industrial, agricultural and fast moving consumer goods industries. This includes containerboard products and multi-walled shipping sacks for use in the transport of goods as well as grocery bags for use by the end consumer. The market for packaging papers is therefore affected by changes in the world economy, local economic growth, retail sales and by changes in production capacity, demand and inventory levels.

Pulp

We produce chemical cellulose, as well as a wide range of paper pulp grades, including mechanical pulp used in newsprint, bleached kraft pulp and bleached sulphite pulp.

Paper Pulp. The paper pulp industry is highly competitive and is sensitive to changes in industry capacity, producer inventories, demand for paper, exchange rates and cyclical changes in the world economy. The market price of NBSK pulp per ton, a pulp principally used to manufacture of woodfree paper, is a benchmark widely used in the industry for comparative purposes.

NBSK prices are cyclical and can change rapidly due to changes in the dynamics of the supply/demand balance. Pulp markets continued to recover during fiscal 2010 with prices reaching a peak of US$979 per ton in July 2010, due to tight supply and increasing demand. Prices continued to climb during the 2011 fiscal year, predominantly due to the substitution of NBSK for chemical cellulose in the Asian markets. NBSK pulp prices reached a record high of US$1,023 in June 2011 but have eased and were trading at US$958 at the end of fiscal 2011, and continued to decline to a low of US$826 by early February 2012. Prices have since started rising and reached a level of US$844 by the end of March 2012.

Chemical cellulose. The viscose staple fiber (VSF) industry, which manufactures textile and non-woven fibers, is the largest market segment for chemical cellulose. Most of our VSF grade chemical cellulose production is sold on contract to longstanding customers at prices that tend to follow the European NBSK prices. The remaining VSF grade chemical cellulose production is sold on the spot market at prices that tend to follow the international price of cotton, as VSF can be used as a substitute for cotton. In line with the improved demand and the rising NBSK and cotton prices, the price of VSF grade chemical cellulose increased during the second half of fiscal 2009 and into 2010, reaching highs of around US$1,400 per ton in some instances. This increasing price trend continued in fiscal 2011, with the spot market price of VSF grade chemical cellulose reaching a record high of US$2,400 per ton before retreating to more stable price levels. Spot prices continued the decline in the first half of fiscal 2012, with prices in the US$1,000 to US$1,200 range. Prices of the higher purity chemical cellulose used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK and cotton. The market price for these chemical cellulose products is set by competitive forces within those specific markets.

Timber Products

Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

OUR BUSINESS

Our Strengths

Leading market positions

We are one of the largest producers of coated woodfree paper in the world with an estimated global market share of 11%. On a regional basis, we have an estimated market share in Europe and North America of 24% and 26%, respectively (estimated market share based on production capacity). We believe we are also a global leader in the chemical cellulose market through Sappi Saiccor, the world’s largest single producer of chemical cellulose. We have achieved leading positions in our core products, in particular in the coated woodfree paper business, by building a portfolio of premium international brands. Our leading market positions place us in an advantageous position as the global economic conditions continue to improve. We believe that the expansion of our chemical cellulose production capacity in southern Africa and North America that we are currently implementing will favorably reposition us to generate additional benefits from any growth in this market.

High level of economic pulp integration

Our Group, as a whole, sells slightly less pulp (including chemical cellulose) than it purchases and is therefore generally neutral to pulp prices, other factors remaining neutral. From a regional perspective, Sappi Southern Africa and Sappi Fine Paper North America are net sellers of pulp with a pulp integration of approximately 163% and approximately 121%, respectively, whilst Sappi Fine Paper Europe is a net buyer of pulp with a pulp integration of approximately 57%.

Efficient asset base

We own and operate what we believe are some of the lowest cost and most efficient assets in the coated woodfree paper, coated mechanical paper and chemical cellulose sectors in the world. A significant portion of our past capital expenditure was used to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. We have very strict criteria for the profitability and cash flow generation of our assets, and we constantly review our portfolio. Since 1995, we have closed 24 paper machines and pulp mills, including the closure of our Kangas mill in Finland, our Usutu mill in Swaziland and, in fiscal 2011, our Biberist mill in Switzerland and our Adamas mill in South Africa. We will continue to align our production capacity with market demand, which may require us to financially impair operating assets, sell assets or initiate further capacity reductions.

Global presence

We believe that our 17 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies. In fiscal 2011, our operations in North America, Europe and southern Africa accounted for 21%, 54% and 25% of our sales, respectively. In the six months ended March 2012, our operations in North America, Europe and southern Africa accounted for 22%, 54% and 24% of our sales, respectively.

Long-standing customer relationships supported by product innovation and customer service

We sell our products to a large number of customers, including merchants such as PaperlinX, IGEPA, Antalis and Xpedx, a division of International Paper Company, converters such as Amcor Flexibles and Novelis, and other direct consumers such as The CTP Group and Media 24, many of whom have long-standing relationships with us. We support these customer relationships through our portfolio of premium international operating brands, including several well-known brands acquired in the Acquisition, under which we produce and market our products, as well as through the quality of our products, our customer service and our reliability. We are continually improving service and reliability through innovation, and we believe that our three research and development centers in Europe, North America and South Africa enhance our ability to design and improve value added products and services and to bring them to market with increased efficiency.

Experienced management team and strong track record of integrating acquisitions

Our management team has substantial experience in the global paper industry. In addition, we have been a key player in the consolidation process of the coated paper market, with a strong track record of successfully executing and integrating acquisitions. These acquisitions included S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other speciality paper products that is now Sappi Fine Paper North America, KNP Leykam, a leading European producer of coated woodfree paper that is now Sappi Fine Paper Europe, Potlatch Corporation’s coated woodfree paper business that is now part of Sappi Fine Paper North America and, most recently, the coated paper business of M-real that is now part of Sappi Fine Paper Europe.

Our objectives

We endeavor to be, on a sustainable basis, the most profitable company in paper, pulp and chemical cellulose-based solutions, measured in terms of return on capital employed.

Sappi’s strategy involves four key themes, namely: continuing to optimize our better performing businesses, fixing our underperforming businesses, investing for future growth in higher margin businesses, including chemical cellulose, and achieving this within the reality of the Group’s balance sheet and liquidity position.

Despite a long-term declining demand trend for graphic paper in our major markets, we believe that our graphic paper businesses will continue to be able to generate reasonable net profits and strong cash flows for the foreseeable future.

Optimizing better performing businesses

We intend to further optimize our better performing businesses, which include our North American business that we restructured in 2009 and our chemical cellulose business, each of which has continued to perform well. We will explore opportunities to maintain and further strengthen the performance of these businesses by focusing on efficient manufacturing and distribution, customer service, innovation and reliability.

Fixing under-performing businesses

We have undertaken a broad review of our existing paper businesses, with a focus on our operations in Europe and southern Africa and, as a result, we are implementing a series of initiatives to improve efficiency and cost savings.

Europe.  A series of cost saving and capacity management measures are well advanced in Europe. Following the closure of the Biberist Mill in 2011, we are progressing with the next stage of cost reduction action which includes both fixed and variable cost minimization. In addition, we have recently started the implementation of new service offerings in Europe, which are supported by our tailor-made support infrastructure and leading products.

Southern Africa (paper business).  We are restructuring our business processes and paper operations in South Africa to ensure that we adapt to our customers’ changing needs and that we align our assets with profitable markets for future growth. The first step in this regard was the closure of the Adamas Mill, which was completed during fiscal 2011. We are well advanced with the implementation of further cost reduction and streamlining actions for both our administrative and production areas.

We will continue to make capital investments into these businesses on a selective basis to ensure that the core business remains healthy. We will also continue to invest capital in cost reduction projects, particularly energy- related projects.

Investing for future growth

In order to achieve a shift in focus to higher margin businesses and to achieve real growth in revenue and returns, we have begun investing in the higher growth chemical cellulose business, in innovative products based on our Ultracast and other technologies, in energy projects related to our core operations and in low cost wood resources.

Sappi is a global leader in chemical cellulose production, a fast growing and high margin business serving the textiles, consumer goods, foodstuffs and pharmaceutical industries. The investment of approximately US$350 million in the Ngodwana Mill is expected to add 210,000 tons per annum of chemical cellulose production. During November 2011, we also announced an additional investment of approximately US$170 million in our Cloquet Mill’s pulp production facilities which is expected to enable the mill to produce 330,000 tons of chemical cellulose. This is expected to increase our total chemical cellulose production capacity to approximately 1.3 million tons per year. Both projects have been initiated and are scheduled to be commissioned during the 2013 calendar year. We continue to evaluate a number of additional opportunities.

In addition, in line with our strategy to secure a stable fiber supply for our southern African operations, we acquired 14,500 hectares of developed softwood plantations near Ngodwana mill during 2010 and have made progress in rehabilitating plantations lost to fire in 2007 and 2008, including at Usutu in Swaziland.

Liquidity and balance sheet

We intend to achieve our strategic initiatives within the constraints of the Group’s balance sheet and liquidity position. In fiscal 2011, we undertook a debt refinancing to improve our debt maturity profile, and as a result of this and the Refinancing we believe that our strengthened balance sheet will allow us to achieve our objectives. We intend to continue to carefully manage the Group’s level of indebtedness and to retain our focus on maintaining a good liquidity position during the implementation of our growth strategy.

Legal Proceedings

We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties.

North America

On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the ‘‘Commissioner’’), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mills dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. Pursuant to a final order issued by the Commissioner, onstruction of the fish passage must be completed by May 1, 2013. Costs associated with construction and related engineering of this fish passage are estimated to be approximately US$4 million to US$5 million. Fish passage at the next dam upstream, the Saccarappa hydrofacility, must be operational two years after the Cumberland Mills dam fish passage is completed (i.e., during the spring of 2015). Installation of the Cumberland Mills dam fish passage may also trigger, over a period of approximately ten years, the obligation to install fish passages for at least some of Sappi Fine Paper North America’s other upstream hydrofacilities as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fish passages associated with Sappi Fine Paper North America’s dams along the Presumpscot River is estimated to be in the range of approximately US$18 million to US$28 million. This estimate includes costs expected to be incurred in the next several years for the fish passage on the Cumberland Mills dam and Saccarappa hydrofacility as well as estimated costs for upstream fish passages which may be incurred in the future. Because construction of additional fish passages depends on several future contingencies, including the results of data gathering on fish populations in the river, we do not know the precise timing for incurring related future costs, assuming such obligations are triggered.

South Africa

The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues.

There are currently 61 open land claims against Sappi. At the end of March 2012, the status of these claims are as follows: 10 claims (covering 6,111 hectares) have been agreed and sold, 19 claims (covering 40,692 hectares) are to be settled by negotiation, 19 claims (covering 33,072 hectares) have been referred to Court, six claims (covering 6,295 hectares) are unresolved and invalid and subject to further discussion with the Commission, one claim (covering 8,157 hectares) is currently being investigated by Sappi and six claims (covering 8,231 hectares) exist to which no information has been provided by the Commission. Twenty four claims (covering 25,615 hectares) have been withdrawn by the Commission. Sappi is actively managing the open claims and attempting to find resolution to all.

DESCRIPTION OF OTHER FINANCING ARRANGEMENTS

Our existing indebtedness is comprised of a variety of arrangements, including committed credit facilities, uncommitted debt facilities, including local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, receivables securitization programs and finance leases. For further information regarding our existing indebtedness, see “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes 16 and 20 to the Group annual financial statements.

Set forth below is a summary of certain of our existing significant debt arrangements and the new OeKB Facility that we may enter into in the fourth quarter of fiscal 2012. The summary is not complete and reference should be made to the full text of the documents.

New OeKB Facility

We are currently in discussions with UniCredit Bank Austria AG and other potential lenders regarding a new term loan facility (the “new OeKB Facility”) to finance the expansion of our pulp production facilities at the Cloquet Mill. As of the date of this document, Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”) has not approved the new OeKB Facility and the definitive facility documentation for the new OeKB Facility has not been agreed to or executed by the potential lenders, borrowers, guarantors and other parties expected to be parties thereto. We summarize below certain proposed terms in respect of the new OeKB Facility based on our discussions to date, however there is no assurance that the potential lenders will agree to enter into a new OeKB Facility on the terms described below or at all.

General

The new OeKB Facility is expected to be entered into with a group of lenders in the fourth quarter of fiscal 2012 for an amount that is equal to the lower of €142 million and the euro-equivalent of US$170 million at the time of funding. The lenders will refinance their commitments with financing provided by OeKB. The new OeKB Facility will be available to finance the expansion of our pulp production facilities at the Cloquet Mill. UniCredit Bank Austria AG will be agent under the new OeKB Facility.

Borrower

The borrower under the new OeKB Facility will be Sappi Papier Holding GmbH.

Guarantees and security

The new OeKB Facility will be guaranteed by Sappi Limited and substantially the same subsidiaries of Sappi Papier Holding GmbH that guarantee certain debt securities. The obligations under the new OeKB Facility will be initially unsecured, however the terms of the new OeKB Facility will require that upon the occurrence of certain events, including a downgrade to specified ratings to be agreed or an event of default under the new OeKB Facility, the borrower will be required to secure its obligations under the new OeKB Facility with substantially the same collateral that secures certain debt securities, the remaining 2014 Notes, the 2018 Notes, the 2021 Notes, the Revolving Credit Facility and the Bank Austria Facility.

Repayment of borrowings

The borrowings will be required to be repaid in full in approximately 5 years from the date of the new OeKB Facility. The facility will also provide for amortization payments in the second, third and fourth years of the facility.

Interest Rate

The annual interest rate on borrowings will be calculated based on the new OeKB financing rate plus a margin varying between 2% and 4.75% per annum, depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain mandatory costs. Initially, the margin will be 2.75%.

Other Terms

The other material terms of the new OeKB Facility, including the guarantor coverage test, the financial covenants, the undertakings and the events of default, will be substantially the same as the terms of the Revolving Credit Facility. The new OeKB Facility will be governed by Austrian law.

Revolving Credit Facility

General

On August 27, 2009, Sappi Papier Holding GmbH and Sappi International S.A., as borrowers, entered into a revolving credit facility (which, as amended and restated, is our “Revolving Credit Facility”) in an amount of €209 million available for drawing in euro, US dollars, Swiss francs or any other currency which is readily available and freely convertible into euro and has been approved by the lenders. In connection with the 2011 Refinancing, we amended and restated the Revolving Credit Facility on April 28, 2011 with a group of lenders providing for, amongst other things, an increase in commitments to €350 million and extending the maturity until 2016. As of the date of this document, we have drawn €100 million under the Revolving Credit Facility.

Borrowers

The borrowers under the Revolving Credit Facility are Sappi Papier Holding GmbH and Sappi International S.A. Other wholly-owned subsidiaries of Sappi Limited may accede as borrowers under the Revolving Credit Facility if such subsidiaries are approved by all the lenders.

Guarantees

The Revolving Credit Facility is guaranteed by Sappi Limited and by substantially the same subsidiaries of Sappi Papier Holding GmbH that guarantee the remaining 2014 Notes, the 2018 Notes, the 2021 Notes and certain other debt securities. The obligations of the guarantors are subject to certain customary limitations set forth in the Revolving Credit Facility in order to comply with applicable laws in the various guarantors’ jurisdictions of incorporation. The guarantees constitute direct, unconditional and unsubordinated obligations of the guarantors and rank at least pari passu with all other future unsubordinated obligations of the guarantors, except as otherwise provided by law. Other wholly owned subsidiaries of Sappi Limited may accede as guarantors under the Revolving Credit Facility at the request of Sappi Limited.

Guarantor coverage test

Under the terms of the Revolving Credit Facility, we are required to test whether the aggregate EBITDA of the guarantors that are either Sappi Papier Holding GmbH or one of its subsidiaries and the aggregate gross assets of such guarantors (on an unconsolidated basis and excluding all intra-group items) represents at least 80% of the consolidated EBITDA and the consolidated gross assets of Sappi Papier Holding GmbH and its subsidiaries (the “Guarantor Coverage Group”), each quarter. If this minimum percentage is not satisfied, additional subsidiaries must accede to the Revolving Credit Facility as additional guarantors to maintain compliance with these guarantor coverage tests. We are also required to ensure a relevant Group company (excluding a southern African subsidiary) accedes to the Revolving Credit Facility as an additional guarantor if its EBITDA or gross assets represent at least 7.5% of the consolidated EBITDA or the consolidated gross assets of the Group.

Security

The obligations under the Revolving Credit Facility are secured on a pari passu basis by substantially the same collateral that secures the obligations under certain debt securities, the remaining 2014 Notes, the 2018 Notes, the 2021 Notes and the Bank Austria Facility.

Amount and repayment of borrowings

Loans under the Revolving Credit Facility must be for at least €25 million (or US$25 million if the borrowing is made in US dollars) and no more than 10 loans may be outstanding at any time. Each loan must be repaid on the last day of the loan’s interest period, which can be a period of one, two, three or six months or any other period agreed by the borrower (or Sappi) and the lenders. All loans must be repaid in full on the termination date. The termination date is April 28, 2016.

Interest rates and fees

The annual interest rate on loans is calculated based on LIBOR or, for borrowings in euro, EURIBOR, plus a margin that varies between 1.650% and 4.750% per annum depending on the credit rating assigned to the Revolving Credit Facility or, if such rating is not assigned, the long term rating assigned to the Group, plus certain mandatory costs. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the loan was made.

We are required to pay a commitment fee equal to 40% of the then applicable margin per annum on the undrawn and uncancelled amount of the Revolving Credit Facility and a utilization fee of 0.25% per annum (if the aggregate outstanding loans are between 25% and 50% of the maximum amount of the Revolving Credit Facility) or 0.50% per annum (if the aggregate outstanding loans are greater than 50% of the maximum amount of the Revolving Credit Facility) on the amount of the aggregate outstanding loans under the Revolving Credit Facility.

Financial covenants

The Revolving Credit Facility includes financial covenants which require that:

•                  on each quarter end date, the ratio of EBITDA to consolidated net interest expense (as such terms are defined in the Revolving Credit Facility) for the previous four consecutive quarters should not be less than the ratio specified for such date in the table below:

Test Dates	Ratio
Until Dec 2013	2.00:1
Mar 2014-Jun 2014	2.25:1
Sep 2014-March 2016	2.50:1

•                  on each quarter end date, the ratio of net debt to EBITDA (as such terms are defined in the Revolving Credit Facility) for the previous four consecutive quarters should not be greater than the ratio specified for such date in the table below:

Test Dates	Ratio
Until Dec 2013	4.50:1
Mar 2014-Jun 2014	4.25:1
Sep 2014-Dec 2014	4.00:1
Mar 2015-March 2016	3.75:1

•                  on each quarter end date, the percentage of net debt to total capitalization (as such terms are defined in the Revolving Credit Facility) should not be greater than 65%.

Change of control

If a lender so requires, the commitments of that lender under the Revolving Credit Facility will be cancelled and all outstanding loans, together with accrued interest and all other amounts accrued, become immediately due and payable in case any person or group of persons acting in concert acquire (directly or indirectly) more than 35% of the voting rights of Sappi or in case of a sale of all or substantially all of the assets of our Group, following 10 days’ notice from that individual lender in respect of that lender’s commitments.

Undertakings

The Revolving Credit Facility contains affirmative and negative covenants, including restrictions on the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of our Group, acquisitions or participations in joint ventures and mergers and disposals. Furthermore, we are restricted from paying any dividends where the aggregate amount would exceed 100% of the net aggregate profits of the Group (adjusted for special items and other adjustments), the ratio of total net debt to EBITDA in the last quarterly report exceeds 4 to 1, or an event of default has occurred and is continuing. The covenants are subject to exceptions and materiality thresholds.

The Revolving Credit Facility also contains, among others, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental regulations and reporting of environmental claims, and other obligations requiring the members of the Group to operate their business in an orderly manner and consistent with past practice and to maintain insurance coverage.

Suspension of certain covenants and release of security

The collateral securing indebtedness under the Revolving Credit Facility may be released if we achieve and maintain a group rating of at least BB+ for a period of at least 180 continuous days and (i) any other financial indebtedness that is secured by the same collateral has been repaid in full or the collateral will also be released in respect of such other financial indebtedness and such financial indebtedness will rank pari passu with indebtedness under the Revolving Credit Facility, (ii) no default or event of default has occurred or is continuing on such date and (iii) our ratio of net debt to EBITDA has not been greater than 2 to 1 in the two most recently delivered compliance certificates.

Events of default

The Revolving Credit Facility contains events of default including failure to make payment of amounts due, defaults under other agreements evidencing indebtedness, failure of an obligor to be a wholly-owned subsidiary of Sappi Limited, certain events having a material adverse effect on our Group, a material qualification in Sappi’s or Sappi Papier Holding GmbH’s annual audited financial statements, certain bankruptcy events and a cessation of business. The occurrence of an event of default could result in the acceleration of payment obligations under the Revolving Credit Facility.

Bank Austria Facility

In August 2005, the Issuer entered into a US$54 million term loan facility (the “Bank Austria Facility”) with Bank Austria Creditanstalt AG, as lender, in connection with the financing of Sappi’s Jiangxi Chenming joint venture. The lender refinanced its commitments under the Bank Austria Facility with financing provided by the OeKB Term Loan. The initial interest rate for borrowings under the Bank Austria Facility was 4.29% per year, subject to adjustments based on Sappi Limited’s credit rating. Borrowings under the Bank Austria Facility are guaranteed by Sappi Limited, Sappi International S.A. and certain other subsidiaries of Sappi Limited which acceded to the facility on August 27, 2009. On June 29, 2010 the borrower, the guarantors and the lender under the Bank Austria Facility entered into an amended and restated facility. Pursuant to terms of the amended and restated Bank Austria Facility, any amounts of drawings outstanding thereunder which were denominated in US dollars were converted into euro. The Bank Austria Facility matures in June 2013. As of the date of this document, €17 million principal amount of drawings are outstanding. The Bank Austria Facility is repayable in installments pursuant to its amortizing schedule which provides for remaining amortization payments of €8 million in 2012 and a final payment of €9 million on June 30, 2013. The Bank Austria Facility has substantially the same guarantees and is secured by substantially the same security as the Revolving Credit Facility, the remaining 2014 Notes, the 2018 Notes, the 2021 Notes and certain debt securities.

2018 and 2021 Secured Notes

On April 14, 2011, Sappi Papier Holding GmbH issued €250 million 6.625% Senior Secured Notes due 2018 (the “2018 Notes”) and US$350 million 6.625% Senior Secured Notes due 2021 (the “2021 Notes”). The interest on the 2018 Notes and the 2021 Notes is payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2011. The 2018 Notes and the 2021 Notes mature on April 15, 2018 and April 15, 2021, respectively.

Sappi Papier Holding GmbH may redeem all or part of the 2018 Notes prior to April 15, 2015 or all or part of the 2021 Notes prior to April 15, 2016, in each case, at a redemption price equal to 100% of the principal amount of such notes redeemed plus a make-whole premium and accrued and unpaid interest to the redemption date. Sappi Papier Holding GmbH may redeem all or part of the 2018 Notes on or after April 15, 2015 or all or part of the 2021 Notes on or after April 15, 2016, in each case, at specified redemption prices plus accrued and unpaid interest to the redemption date. The specified redemption prices decrease annually to 100% in respect of the 2018 Notes redeemed on or after April 15, 2017 and in respect of the 2021 Notes redeemed on or after April 15, 2019.

The 2018 Notes and the 2021 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited and substantially the same subsidiaries of Sappi Papier Holding GmbH that guarantee certain debt securities. The 2018 Notes and 2021 Notes are secured by first-priority security interests, subject to permitted collateral liens, over substantially the same assets of the Sappi Limited, Sappi Papier Holding GmbH and the other subsidiary guarantors that secure the remaining 2014 Notes and certain debt securities. The security interests are subject to limitations under applicable laws and may be released under certain circumstances.

We have agreed to observe certain covenants with respect to the 2018 Notes and 2021 Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Sappi Limited and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of Sappi Limited), holders of the 2018 Notes and 2021 Notes have the right to require Sappi Papier Holding GmbH to repurchase all or any part of their 2018 Notes and 2021 Notes at a purchase price equal to 101% of the principal amount of the 2018 Notes or 2021 repurchased, plus accrued and unpaid interest to the date of purchase.

The offering of the 2018 Notes and 2021 Notes was not registered under the Securities Act or any U.S. state securities laws. The 2018 Notes and 2021 Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The 2018 Notes and 2021 Notes are listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market. For further information, see note 20 to our Group annual financial statements.

2014 Secured Notes

On July 29, 2009, PE Paper Escrow GmbH (“PE Paper”), a special purpose limited liability company now wholly owned by Sappi Papier Holding GmbH, issued €350 million 11.75% Senior Secured Notes due 2014 (the “2014 Euro Notes”) and US$300 million 12.00% Senior Secured Notes due 2014 (the “2014 Dollar Notes”, and together with the 2014 Euro Notes, the “2014 Notes”). The interest on the 2014 Notes is payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 2010. The 2014 Notes mature on August 1, 2014.

PE Paper may redeem all or part of the 2014 Notes prior to August 1, 2012 at a redemption price equal to 100% of the principal amount of such notes redeemed plus a make-whole premium and accrued and unpaid interest to the date of redemption. PE Paper may redeem all or part of the 2014 Euro Notes or the 2014 Dollar Notes on or after August 1, 2012, in each case, at specified redemption prices plus accrued and unpaid interest to the redemption date. The specified redemption prices decrease to 100% of the principal amount of the notes redeemed on or after August 1, 2013.

The 2014 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited, Sappi Papier Holding GmbH and certain other subsidiaries of Sappi Papier Holding GmbH. The 2014 Notes are secured by first-priority security interests, subject to permitted collateral liens, over certain assets of the PE Paper, Sappi Limited, Sappi Papier Holding GmbH and the other subsidiary guarantors. The security interests are subject to limitations under applicable laws and may be released under certain circumstances.

We have agreed to observe certain covenants with respect to the 2014 Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Sappi Limited and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of Sappi Limited), holders of the 2014 Notes have the right to require PE Paper to repurchase all or any part of their 2014 Notes in cash for a value equal to 101% of the aggregate principal amount of the 2014 Notes repurchased, plus accrued and unpaid interest, if any, on the 2014 Notes repurchased to the date of repurchase.

On June 20, 2012, PE Paper Escrow GmbH commenced a tender offer to purchase up to US$300 million equivalent aggregate principal amount of 2014 Notes, which will be increased to an offer to purchase up to US$700 million equivalent in aggregate principal amount of 2014 Notes for cash (the “Tender Offer”). We intend to use a portion of the proceeds of certain debt securities together with cash on hand to finance the purchase of the 2014 Notes in the Tender Offer and, if required, to redeem 2014 Notes in connection with the Refinancing.

The offering of the 2014 Notes was not registered under the Securities Act or any U.S. state securities laws. The 2014 Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The 2014 Notes are listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market. For further information, see note 20 to our Group annual financial statements.

Domestic Medium Term Note Program

In June 2009, Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) combined its ZAR3 billion (US$437 million) Domestic Medium Term Note Programme established in June 2006 (the “Initial Program”) with its commercial paper program established in November 2003 (“Initial CP Program”), into a new ZAR5 billion Domestic Medium Term Note Programme (the “DMTN Program”) which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. Notes issued under the DMTN Program are not subject to any minimum or maximum maturity.

On June 27, 2006, Sappi Southern Africa issued ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the “First Tranche”) under its Initial Program at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013.

On September 25, 2007, Sappi Southern Africa issued a second tranche of ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the “Second Tranche”) under the Initial Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche matured on October 14, 2011 and were repaid using the proceeds of the Fourth Tranche and cash on hand.

On June 30, 2009, Sappi Southern Africa issued ZAR325 million (US$41 million) and on July 13, 2009, issued ZAR175 million (US$21 million) Senior Unsecured Fixed Rate Notes (collectively the “Third Tranche”) under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012.

On June 28, 2011, Sappi Southern Africa issued ZAR500 million (US$62 million) senior unsecured fixed rate notes (the “Fourth Tranche”) under the DMTN Program at a fixed interest rate of 9.63%, payable semi-annually on June 28 and December 28 of each year. The securities issued under the Fourth Tranche mature on June 28, 2016. The proceeds of the Fourth Tranche were used to partially refinance the securities issued under the Second Tranche that matured on October 14, 2011.

On April 20, 2012, Sappi Southern Africa issued ZAR750 million (US$98 million) Senior Unsecured Floating Rate Notes (the “Fifth Tranche”) under the DMTN Program at a floating rate of the 3 month JIBAR plus 144 basis points, payable quarterly on January 20, April 20, July 20 and October 20 of each year commencing on July 20, 2012. The securities issued under the Fifth Tranche mature on April 20, 2015. The proceeds of the Fifth Tranche will be used to refinance the securities issued under the Third Tranche that will mature on June 30, 2012 and for general corporate purposes.

Sappi Southern Africa has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. Should a change of control event (more than 50% of the voting rights of Sappi Southern Africa be acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Southern Africa’s national credit rating) in respect of the change of control occur, then the holders of the securities may, within 30 days after the negative rating event, require the redemption of the notes by way of an extraordinary resolution.

The offering of the securities, which are listed on the Bond Exchange of South Africa, was not registered under the Securities Act or any U.S. state securities laws. The securities were offered and sold outside the United States in accordance with Regulation S under the Securities Act, and were not offered and sold within the United States.

Trade Receivables Securitization Program

On August 25, 2011, Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America entered a new, three-year €360 million trade receivables securitization program arranged by UniCredit Bank and funded through UniCredit Bank’s Arabella Finance Limited conduit to replace their prior trade receivables securitization program. Under the new program, eligible receivables are sold on a non-recourse basis by Sappi Papier Holding GmbH, Sappi Lanaken NV, Sappi Deutschland GmbH, and Sappi NA Finance LLC to Elektra Purchase No. 29 Limited (the “Purchaser”) under various purchase agreements. Pursuant to corresponding servicing agreements, Sappi entities act as servicers to administer, collect and enforce the receivables purchased under the various purchase agreements. Under the purchase agreements, the sellers have agreed to observe certain covenants, including a limitation on creating liens on any receivables. Sappi Papier Holding GmbH has guaranteed the performance by the sellers of their respective obligations under the receivables purchase agreements and the performance by the Sappi entities acting as servicers of their respective obligations under the servicing agreements pursuant to a performance guarantee with the Purchaser. The trade receivables securitization program matures on August 24, 2014, unless it is terminated earlier. In case of a change of control (which occurs upon the failure of Sappi Limited and its wholly owned subsidiaries to beneficially own at least 65% of the capital stock of or control all sellers, servicers, Sappi International S.A. and Sappi Papier Holding GmbH or the failure of S.D. Warren Company to own 100% of or control Sappi NA Finance LLC), the facility could be terminated. A termination event could also occur if certain credit rating downgrades occur for Sappi Limited or if Sappi Limited fails to maintain certain financial ratios, including ratios for consolidated net debt to EBITDA, EBITDA to consolidated net interest expense, and net debt to total capitalization. As of March 2012, the external securitization funding under the trade receivables program was US$345 million. For further information, see notes 16 and 20 to our Group annual financial statements.

2032 Notes

In June 2002, Sappi Papier Holding GmbH (then organized as an AG company) issued US$250 million 7.50% unsecured guaranteed notes due 2032 (the “2032 Notes”), guaranteed by Sappi Limited and Sappi International S.A. Interest on the 2032 Notes is payable semi-annually.

The indenture governing the 2032 Notes provides for an optional redemption of the 2032 Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest. The indenture governing the 2032 Notes contains events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indenture also contains certain covenants which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations. US$29 million of the 2032 Notes became available for repurchase during fiscal 2010 and were repurchased by the Group at a discount. For further information, see note 20 to our Group annual financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 June 2012

SAPPI LIMITED,

	by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller